SHARE PURCHASE AGREEMENT

DATED September 3, 2014

Page

ARTICLE 1 INTERPRETATION	2

1.1	Definitions	2

1.2	Actions on Non-Business Days	24

1.3	Currency and Payment Obligations	24

1.4	Calculation of Interest	24

1.5	Calculation of Time	24

1.6	Knowledge	24

1.7	Additional Rules of Interpretation	25

(1)	Gender and Number	25

(2)	Headings and Table of Contents	25

(3)	Section References	25

(4)	Words of Inclusion	25

(5)	References to this Agreement	25

(6)	Statute References	25

(7)	Document References	25

(8)	Materiality and Material Adverse Effect	25

(9)	Materiality	25

(10)	Absence of Presumption	26

1.8	Seller Disclosure Letter	26

1.9	Exhibits	26

ARTICLE 2 PURCHASE OF SHARES	27

2.1	Purchase and Sale	27

2.2	Amount of Purchase Price	27

2.3	Estimated Purchase Price	27

2.4	Allocation of Purchase Price	27

2.5	Preparation of Calculation Certificate and Calculation of Closing Date Adjustment.	28

(1)	Closing Date Adjustment	28

(2)	Access to Records, etc	28

(3)	Deemed Acceptance	28

2.6	Dispute Settlement	28

2.7	Payment of Estimated Purchase Price	29

2.8	Payment on Adjustment Date	29

2.9	Tax Litigation Adjustment	29

i

(continued)

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(1)	Pre-Closing Tax Litigation Adjustment	29

(2)	Pre-Closing Deemed Acceptance	29

(3)	Post-Closing Tax Litigation Adjustment	30

(4)	Post-Closing Deemed Acceptance	30

(5)	Tax Dispute Resolution	30

2.10	Excluded Assets	31

2.11	Canadian Tax Matters	31

(1)	No Withholding on Purchase Price	31

(2)	Directed Amount	31

(3)	No Withholding on Account of SLAL Deemed Dividend	32

ARTICLE 3 REPRESENTATIONS AND WARRANTIES	33

3.1	Representations and Warranties of the Seller	33

(1)	Incorporation and Corporate Power of Seller and Parent	33

(2)	Seller and Parent Solvency	33

(3)	Authorization by Seller, Parent, SLAL, SLFI and SLI Canada	33

(4)	Enforceability of Obligations of Seller, Parent and SLAL	33

(5)	Absence of Conflicts	33

(6)	Ownership and Organization of the Transferred Entities	34

(7)	Qualification to do Business	35

(8)	Principal Target Entity Solvency	35

(9)	Financial Statements	35

(10)	No Violation of Law; Required Licences and Permits	37

(11)	Privacy Laws	37

(12)	Regulatory Approvals	38

(13)	Legal Proceedings	38

(14)	Premises Leases	38

(15)	Real Property	38

(16)	Material Contracts	38

(17)	Policies	39

(18)	Actuarial Reports	39

(19)	Reserves	40

(20)	Minimum Capital Requirements	40

(21)	Reinsurance and Coinsurance	40

(continued)

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(22)	Insurance Distributors	41

(23)	Standard Life Mutual Funds	42

(24)	SLI Pooled Funds	44

(25)	Mutual Fund Distributors	46

(26)	JV Agreements	46

(27)	Books and Records	47

(28)	Title to Assets	47

(29)	Intellectual Property.	48

(30)	Environmental Matters	48

(31)	Transactions with Affiliates	49

(32)	Insurance	49

(33)	Employment Matters	50

(34)	Employee Plans	51

(35)	Tax Matters	53

(36)	No Material Adverse Effect	56

(37)	Absence of Certain Changes or Events	56

(38)	Registration of Employees of Canadian Registered Entities	57

(39)	Canadian Registered Entities’ Company Registrations	57

(40)	Investment Management	58

(41)	Capital Contributions	58

(42)	Seller Guarantees	58

(43)	Market Misconduct	58

3.2	Representations and Warranties of the Purchaser	60

(1)	Incorporation and Corporate Power	61

(2)	Purchaser Solvency	61

(3)	Authorization by Purchaser	61

(4)	Enforceability of Obligations	61

(5)	Absence of Conflicts	61

(6)	Knowledge and Experience	61

(7)	Regulatory Approvals	62

(8)	Sufficient Funds	62

(9)	Mutual Funds	62

(10)	Investment Canada Act	62

(continued)

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3.3	Commissions	62

3.4	No Other Representations and Warranties	62

ARTICLE 4 CLOSING ARRANGEMENTS	64

4.1	Closing	64

4.2	Closing Deliveries of the Seller	64

4.3	Closing Deliveries of the Purchaser	65

4.4	Tax Remittance	66

ARTICLE 5 CONDITIONS OF CLOSING	67

5.1	Purchaser’s Conditions	67

(1)	Representations and Warranties	67

(2)	Seller’s Compliance	67

(3)	No Law	67

(4)	Required Regulatory Approvals	67

(5)	Pending or Threatened Legal Proceedings	67

5.2	Condition Not Fulfilled	67

5.3	Seller’s Conditions	68

(1)	Representations and Warranties	68

(2)	Purchaser’s Compliance	68

(3)	No Law	68

(4)	Required Regulatory Approvals	68

(5)	Pending or Threatened Legal Proceedings	69

(6)	Support Principle Letter	69

(7)	Parent Shareholder Approval	69

5.4	Condition Not Fulfilled	69

5.5	Legal Proceedings or Changes in Law	69

(1)	Pending or Threatened Legal Proceedings	69

(2)	Changes in Law	69

ARTICLE 6 INDEMNIFICATION	71

6.1	Survival	71

6.2	Indemnity by the Seller	71

6.3	Indemnity by the Purchaser	71

6.4	Notice of Claim	71

(1)	Notice	71

(continued)

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(2)	Reduction of Liability	72

6.5	Time Limits for Delivery of Notice of Claim	72

(1)	Notice by the Purchaser	72

(2)	Notice by the Seller	73

6.6	Monetary Limits on Losses	73

(1)	Losses of the Purchaser	73

(2)	Losses of the Seller	74

(3)	Losses due to Changes	74

6.7	Direct Claims	74

(2)	Time Limits	74

6.8	Third Party Claims	75

(1)	Control of Defence	75

(2)	Cooperation	75

(3)	Assumption of Defence	75

6.9	Insurance and Other Recoveries	76

6.10	Remedies Exclusive	76

(1)	Exclusive Remedies	76

(2)	Exception	76

6.11	Mitigation	76

6.12	Calculation of Losses	77

6.13	Provisions	77

6.14	Contingent Liabilities	77

6.15	Double Claims	77

6.16	Net Financial Benefit	77

6.17	Characterization of Indemnification Payments	77

6.18	Agency	78

6.19	SLAL	78

ARTICLE 7 TAX MATTERS	79

7.1	Tax Indemnity	79

7.2	Straddle Period Taxes	79

7.3	Survival	79

7.4	Sole Remedy	80

7.5	Preparation of Tax Returns	80

v

(continued)

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(1)	Interim Period Tax Returns	80

(2)	Stub Period Returns	81

(3)	Limitation	81

7.6	Cooperation	82

7.7	Tax Refunds	82

7.8	Amendments to Tax Returns	82

7.9	Tax Contests	83

7.10	Tax Litigation	84

(1)	Conduct of Litigation in the Interim Period	84

(2)	Conduct of Litigation Post-Closing	84

(3)	Assumption of Litigation	85

(4)	Litigation Records	86

7.11	Net Financial Benefit	86

7.12	SLAL Deemed Dividend Tax	86

(1)	Indemnity	86

(2)	No Recovery	86

ARTICLE 8 COVENANTS	87

8.1	Access for Integration Planning	87

8.2	Personal Information	87

(1)	Compliance with Privacy Laws	87

(2)	Protection of Transaction Personal Information	87

8.3	Confidentiality	88

(1)	Information To Be Confidential	88

(2)	Use Of Confidential Information	88

(3)	Required Disclosure and Disclosure to Tax Authority	88

(4)	Return or Destruction	89

(5)	Privilege	90

8.4	Risk of Loss	90

8.5	Action During Interim Period	90

(1)	Operate in Ordinary Course	90

(2)	Negative Covenants	91

(3)	Purchaser Approval	94

(4)	Information	94

(continued)

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(5)	Inside Dealing	94

8.6	Exclusive Dealings	95

(1)	Alternative Proposals	95

(2)	Cease Discussions with Prospective Buyers	96

(3)	Information Regarding Alternative Proposals	96

(4)	Request for Confidential Information	97

(5)	Acceptance of Alternative Proposal and Right to Match	97

(6)	New Alternative Proposals	98

8.7	Access to and Retention of Books and Records; Reporting	98

(1)	Access to Purchaser’s Records	98

(2)	Access to Seller’s Records	99

(3)	Retention Rights	99

(4)	Financial Reporting	99

8.8	Excluded Intellectual Property	99

(1)	Trade-marks	99

(2)	Existing Licenses	100

(3)	Names	100

8.9	Change of Control of Manager	100

8.10	Third Party Consents	100

8.11	Agreements with Affiliates; Guarantees	100

(1)	Agreements with Affiliates	100

(2)	Guarantees	101

8.12	Director and Officer Liabilities	101

8.13	Excluded Assets	102

8.14	Schedules to the Transaction Agreements and Other Agreements	102

8.15	Segmented Policies	102

8.16	Options and Other Stock Related Benefits	102

8.17	Standard Life Corporate Class Trust	102

8.19	[Redacted] Platform	103

8.20	Software.	103

8.21	Transitional Requirements	103

8.22	Financings.	103

(continued)

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ARTICLE 9 REGULATORY FILINGS	105

9.1	Filings with Governmental Authorities	105

(1)	Required Regulatory Approvals	105

(3)	Other Regulatory Approvals	105

9.2	Information and Requests	105

9.3	Requirements and Restrictions with respect to Regulatory Approvals	106

9.4	Filing Fees	107

ARTICLE 10 TERMINATION	108

10.1	Grounds for Termination	108

10.2	Termination Fee	108

(1)	Definition	108

(2)	Payment of Termination Fee	109

(4)	Characterization of Payment	110

10.3	Effect of Termination	110

ARTICLE 11 PARENT GUARANTEE AND RESTRICTIVE COVENANTS	111

11.1	Guaranteed Obligations by the Parent	111

11.2	Non-Competition	111

(1)	Non-Competition	111

(2)	Operational Exceptions to Non-Competition	111

(3)	Other Activity Exceptions to Non-Competition	112

(4)	Acquisition Exception to Non-Competition	113

11.3	Non-Solicitation of Employees	113

(1)	Non-Solicit	113

11.4	Tax Election	113

11.5	Pre-Closing Reorganization	113

11.6	Parent Shareholder Approval	114

(1)	Circular	114

(2)	Shareholder Meeting Deferral	114

(3)	Directors’ Duties	114

(4)	Purchaser Co-operation	115

ARTICLE 12 GENERAL	116

12.1	Expenses	116

12.2	Payment of Taxes	116

(continued)

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12.3	Public Announcements	116

12.4	Notices	116

(1)	Mode of Giving Notice	116

(2)	Deemed Delivery of Notice	118

(3)	Change of Address	118

12.5	Time of Essence	118

12.6	Binding Agreement; Further Assurances	118

12.7	Entire Agreement	118

12.8	Amendment	119

12.9	Waiver	119

12.10	Severability	119

12.11	Governing Law	119

12.12	Attornment	119

12.13	Successors and Assigns; Assignment	119

12.14	Third Party Beneficiaries	119

12.15	Counterparts	119

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement dated September 3, 2014 is made

AMONG

STANDARD LIFE OVERSEA HOLDINGS LIMITED (the “Seller”)

- and -

STANDARD LIFE plc (the “Parent”)

for the purposes of Sections 2.1, 2.4, 8.6, 8.23 and 10.2 and Articles 11 and 12 only

- and -

THE MANUFACTURERS LIFE INSURANCE COMPANY (the “Purchaser”)

RECITALS

A.           The Seller directly owns all of the issued and outstanding shares (the “SLFI Shares”) in the share capital of Standard Life Financial Inc. (“SLFI”). At Closing, the Seller will directly own all of the SLFI Shares other than ten percent (10%) of the SLFI Common Shares (the “SLAL Held Shares”), which will be directly held by SLAL.

B.           The Seller will, after the completion of the Pre-Closing Reorganization, directly own all of the issued and outstanding shares in the share capital of SLI Canada (the “SLI Canada Shares”, and collectively with the SLFI Shares (which, for greater certainty, include the SLAL Held Shares), the “Target Shares”).

C.           SLFI is the registered and beneficial owner of all of the issued and outstanding shares in the share capital of the Principal Target Entities (other than itself and SLI Canada).

D.           The Seller is willing to sell, and the Parent shall cause SLAL to sell, and the Purchaser is willing to purchase all of the Target Shares on and subject to the terms and conditions contained in this Agreement.

E.           The Parent directly or indirectly owns all of the issued and outstanding shares in the share capital of the Seller and will be bound by the provisions of Sections 2.1, 2.4, 8.6, 8.23 and 10.2 and Articles 11 and 12 only.

For good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by each Party, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1           Definitions.  In this Agreement:

“Access Coordinator” has the meaning set out in Section 8.1.

“Actuarial Analyses” has the meaning set out in Section 3.1(18).

“Adjustment Date” means the fifth (5th) Business Day after the Closing Date Adjustment is finally determined in accordance with Section 2.5 or 2.6, as the case may be.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly controls, is controlled by, or is under direct or indirect common control with, such Person.  A Person shall be deemed to “control” another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise; and the term “controlled” shall have a similar meaning.

“Aggregate Claim Threshold” has the meaning set out in Section 6.6(1).

“Agreement” means this Share Purchase Agreement and all the Exhibits attached hereto.

“Alternative Proposal” has the meaning set out in Section 8.6(1).

“AMF” means the Autorité des marchés financiers.

“Announcement” has the meaning set out in Section 12.3.

“Applicable Law” means, with respect to any Person, property, transaction, event or other matter, any domestic or foreign constitution, treaty, law, statute, regulation, code, ordinance, principle of common law or equity, rule, municipal by-law or Order, and, to the extent generally complied with by the industry, all guidelines, advisories, policies, instruments and codes of conduct issued or published by (i) OSFI, (ii) any insurance company or insurance intermediary Governmental Authority, or (iii) any Securities Authority (collectively, the “Law”) relating or applicable to such Person, property, transaction, event or other matter.

“Assumption Agreement” has the meaning provided in respect of such term in the Business Transfer Agreement.

“Assuris Coverage” has the meaning set out in Section 8.23.

“Base Amount” has the meaning set out in Section 2.2(a).

“Books and Records” means all of the books and records of the Transferred Entities  that are exclusively or primarily related to the Target Business whether in documentary form or on magnetic tape, computer disk or other forms, including financial records, Policyholder, distributor, agent and adviser lists, actuarial records, premium and claims records, investment asset documentation, Policy application forms and claims forms, material correspondence relating to the Policies, employee manuals, sales and advertising materials, trade association files, personnel, employment and other records, and the minute and share certificate books and other corporate records of the Transferred Entities, but excluding, for greater certainty, any Excluded Books and Records and any Books and Records developed in respect of the Proposed Transactions.

“Business Day” means any day except Saturday, Sunday or any day on which banks are generally not open for business in the cities of (a) Toronto, Ontario, (b) Montréal, Québec, or (c) London, England.

“Business Transfer Agreement” means the business transfer agreement between SLAL, through its Canadian branch and the Purchaser substantially in the form attached in Section 8.23 of the Seller Disclosure Letter.

“Calculation Certificate” has the meaning set out in Section 2.5(1).

“Canadian Dollars” means the lawful currency of Canada.

“Canadian Generally Accepted Accounting Principles” means IFRS with, in the case of SCDA and SLTC, any modification thereto required by OSFI, and in the case of SLMF, any modification required by AMF pursuant to National Instrument 52-107 Acceptable Accounting Principles and Auditing Standards.

“Canadian Registered Entities” means SLI Canada and SLMF.

“CASL” means an Act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio-television and Telecommunications Commission Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act (Canada).

“[Redacted] Platform” has the meaning set out in Section 8.19.

“Circular” means a class 1 circular in relation to the Proposed Transactions prepared in accordance with the Listing Rules.

“CJA” has the meaning set out in Section 8.5(5).

“Closing” means the completion of the purchase and sale of the Target Shares in accordance with the provisions of this Agreement.

“Closing Approvals” means, collectively, the Required Regulatory Approvals and the Parent Shareholder Approval.

“Closing Date” means (a) the last Business Day of the calendar month in which the Closing conditions set out in Sections 5.1 and 5.3 have been satisfied or waived (other than those Closing conditions that by their nature are to be satisfied at and as part of the Closing), which day shall be at least seven (7) Business Days after the last of the Closing conditions have been satisfied or waived, (b) the last Business Day of the following calendar month if there are fewer than seven (7) Business Days between the day on which the last of the Closing conditions have been satisfied or waived and the last Business Day of such calendar month, or (c) such earlier or later date after the last of the Closing conditions have been satisfied or waived as may be agreed to in writing by the Purchaser and the Seller, and, in all cases, no earlier than January 2, 2015.

“Closing Date Adjustment” means the amount, whether positive or negative, determined in accordance with Exhibit 2.2, as finally determined in accordance with the provisions of Section 2.5 or 2.6, as the case may be.

“Commercial Policies” has the meaning set out in Section 3.1(32).

“Commissioner” means the Commissioner of Competition appointed under the Competition Act or any Person duly authorized to perform duties on behalf of the Commissioner of Competition.

“Common Interest Agreement” means the common interest agreement between the Parent and the Purchaser dated August 29, 2014.

“Competing Business” has the meaning set out in Section 11.2(1).

“Competition Act” means the Competition Act, R.S.C. 1985, c. C-34.

“Competition Act Approval” means the applicable waiting period under section 123 of the Competition Act shall have expired, been terminated or waived in respect of the Proposed Transactions and the Purchaser shall not have been advised by the Commissioner that the Commissioner intends to make an application under section 92 of the Competition Act in respect of the transactions contemplated by this Agreement.

“Competition Efforts” has the meaning set out in Section 9.1(1).

“Confidential Information” means, in relation to the Transferred Entities or a Party (the “Discloser”):

(a)
all information, in whatever form communicated or maintained, whether orally, in writing, electronically, posted in the Virtual Data Room, in computer readable form or otherwise, that the Discloser or a Representative of the Discloser discloses to, or that is gathered by inspection by a Party (the “Recipient”) or any of the Recipient’s Representatives in the course of the Recipient’s review of the Proposed Transactions, whether provided before or after the date of this Agreement, and regardless of whether prepared by the Discloser or another party, including information that contains or otherwise reflects information concerning the Discloser or an Affiliate (including predecessor entities) or its business, affairs, financial condition, assets, liabilities, operations, prospects or activities, and specifically includes financial information, budgets, business plans, ways of doing business, business results, prospects, customer lists, forecasts, evaluations,

Supervisory Information, compliance reports, internal audit reports, external audit reports, board and committee minutes and materials, policies and procedures, legal opinions, names of venture partners and contractual parties, and any information provided to the Discloser or its Affiliates by third parties under circumstances in which the Discloser has an obligation to protect the confidentiality of such information;

(b)
all plans, proposals, reports, analyses, notes, studies, forecasts, compilations or other information, in any form, that are based on, contain or reflect any Confidential Information regardless of the identity of the Person preparing the same (“Notes”);

(c)	the terms of this Agreement and the existence and terms of the Transaction Agreements; and

(d)	the Proposed Transactions;

but does not include any information that:

(e)
is at the time of disclosure to the Recipient or thereafter becomes generally available to the public, other than as a result of a disclosure by the Recipient or any of the Recipient’s Representatives in breach of this Agreement;

(f)
was independently developed by the Recipient or any of the Recipient’s Representatives without reference to or use of any information of the Discloser set out in Sections (a) or (b) of this definition;

(g)
is or was received by the Recipient on a non-confidential basis from a source other than the Discloser or its Representatives if such source is not known to the Recipient, after reasonable inquiry, to be prohibited from disclosing the information to the Recipient by a confidentiality agreement with, or a contractual, fiduciary or other legal confidentiality obligation to, the Discloser; or

(h)
was known by the Recipient prior to disclosure in connection with the Proposed Transactions and was not subject to any contractual, fiduciary or other legal confidentiality obligation on the part of the Recipient.

“Consent” means any consent, approval, permit, waiver, ruling, exemption or acknowledgement from any Person that is required in respect of or pursuant to the terms of any Contract in connection with the sale of the Target Shares to the Purchaser (including to avoid any right of termination of any such Contract or the triggering of any rights under any such Contract that would materially adversely affect the Target Business) on the terms contemplated in this Agreement, but excluding, for greater certainty, the Regulatory Approvals and the Parent Shareholder Approval.

“Contracts” means any contract, agreement, lease, licence, understanding, commitment or arrangement to which a Transferred Entity is a party or by which a Transferred Entity is bound or under which a Transferred Entity has, or will have, any liability or contingent liability, excluding any Policies and, for the purposes of Section 8.5, any global service contracts to which an Affiliate of a Transferred Entity is a party (other than another Transferred Entity) and that extends any rights to a Transferred Entity.

“Convention” means the Canada-United Kingdom Income Tax Convention.

“Cut-off Date” means the date hereof.

“D&O Indemnified Person” has the meaning set out in Section 8.12.

“Direct Claim” has the meaning set out in Section 6.4(1).

“Directed Amount” has the meaning set out in Section 2.11(2).

“Discloser” has the meaning set out in the definition of Confidential Information.

“Effective Time” means 11:59 p.m. (GMT) on the Closing Date.

“Employee” means an individual who is employed by a Transferred Entity, whether on a full-time or part-time basis.

“Employee Plans” has the meaning set out in Section 3.1(34).

“Enforcement Exceptions” means limitations on enforcement imposed by bankruptcy, insolvency, reorganization or other Laws affecting the enforcement of the rights of creditors and others and to the extent equitable remedies such as specific performance and injunctions are only available at the discretion of the court from which they are sought.

“Environment” means the environment or natural environment as defined in any Environmental Laws and includes air, surface water, ground water, land surface, soil, and subsurface strata.

“Environmental Laws” means those Laws relating to the Environment, including any Laws relating to the storage, generation, use, handling, manufacture, processing, labelling, advertising, sale, display, transportation, treatment, re-use, recycling, Release and disposal of Hazardous Substances.

“Estimated Purchase Price” has the meaning set out in Section 2.3.

“Estimated Tax Benefits” has the meaning set out in the definition of Tax Litigation Result.

“Excluded Assets” means:

(a)	the Excluded Intellectual Property;

(b)	the Excluded Books and Records; and

(c)	those assets or rights of the Transferred Entities listed at Section 1.1(a) of the Seller Disclosure Letter.

“Excluded Books and Records” means (i) those books and records of the Transferred Entities that are not exclusively or primarily related to the Target Business and (ii) the books and records of the Seller and the Parent and the Affiliates of the Parent (other than the Transferred Entities).

“Excluded Employee” means the Employees identified at Section 1.1(b) of the Seller Disclosure Letter.

“Excluded Intellectual Property” means the intellectual property listed at Section 8.8 of the Seller Disclosure Letter.

“Final Settlement” means the (i) final settlement or resolution of the Tax Litigation, or (ii) a determination or judgement of a court or tribunal of competent jurisdiction (from which no appeal may be made or, where appeal is possible, the deadline for making such appeal has passed without such appeal being made or allowed), which decides the Tax Litigation.

“Financings” has the meaning set out in Section 8.22.

“Fund Constating Document” means, (i) for any Standard Life Fund that is a trust, its trust agreement or declaration of trust, as amended, (ii) for any Standard Life Fund that is a corporation or a class of shares of a corporation, the articles of incorporation and by-laws of such corporation, as amended, and (iii) for any Standard Life Fund that is a partnership, the partnership agreement, as amended.

“FSMA” has the meaning set out in Section 8.5(5).

“General Investment Assets” means any investment assets owned by the Target Insurance Companies and backing (i) the Policy Liabilities of the Target Insurance Companies, and (ii) the liabilities of SCDA under the Intra-Company Reinsurance Agreements.

“GMT” means “Greenwich Mean Time”.

“Governmental Authority” means:

(a)	any domestic or foreign government, whether national, federal, provincial, state, territorial, municipal or local;

(b)
any ministry, agency, commission, tribunal, department, regulatory body, court, bureau, board or other instrumentality having legislative, judicial, regulatory, prosecutorial or administrative powers; and

(c)	any other body or entity created under the authority of any of the foregoing, including any stock or other securities exchange, self-regulatory organization or professional association,

in each case, having requisite jurisdiction or authority in the relevant circumstances and provided that Governmental Authority does not include a Tax Authority.

“GST/HST” means all goods and services tax and harmonized sales tax imposed under Part IX of the Excise Tax Act (Canada).

“Guaranteed Obligations” has the meaning set out in Section 11.1.

“Hazardous Substance” means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, prohibited substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws, including any asbestos or asbestos-containing materials.

“IFRS” means the International Financial Reporting Standards developed by the International Accounting Standards Board, as adopted by the Canadian Institute of Chartered Accountants.

“Indemnified Party” means a Person whom the Seller or the Purchaser, as the case may be, is required to indemnify under Article 6 or Article 7.

“Indemnifying Party” means, in relation to an Indemnified Party, the Party that is required to indemnify such Indemnified Party under Article 6 or Article 7.

“Indemnity Cap” has the meaning set out in Section 6.6(1).

“Independent Accountant” has the meaning set out in Section 2.6.

“Independent Litigation Accountant” has the meaning set out in Section 2.9(5).

“Individual Claim Threshold” has the meaning set out in Section 6.6(1).

“Insurance Companies Act Approval” means the approvals of the Minister in respect of the acquisition by the Purchaser of a significant interest in each class of shares of SCDA and control, within the meaning of section 3 of the Insurance Companies Act (Canada), of SCDA and indirect control of SLTC pursuant to the Trust and Loan Companies Act (Canada).

“Intellectual Property” means any (a) trade-marks, Internet domain names, trade dress and trade names and registrations and applications for registration of the foregoing, (b) patents and patent applications, (c) confidential and proprietary information, including trade secrets and know-how, and (d) work subject to copyright protection (including computer software and Internet websites) and copyright registrations and applications for registration of the foregoing.

“Interested Person” has the meaning set out in Section 8.6(3).

“Interim Period” means the period from and including the date hereof to and including the earlier of the Closing Date and the date that this Agreement is terminated in accordance with its terms.

“Interim Tax Period” means a taxation year or fiscal period ending after the Cut-off Date and before the Effective Time.

“Interim Tax Returns” means all Tax Returns of any Transferred Entity for a Pre-Cut-off Tax Period, an Interim Tax Period or a Straddle Period that are filed after the date hereof and on or before the Closing Date.

“Intra-Company Reinsurance Agreements” means collectively, (a) the stacking policy reinsurance agreement dated December 31, 2004 between SLAC (now SLAC 2006) and SCDA, as amended July 10, 2006 and assigned to SLAL pursuant to the stacking policies assumption agreement dated July 10, 2006 between SLAC (now SLAC 2006) and SLAL, (b) the structured settlement reinsurance agreement dated December 31, 2004 between SLAC (now SLAC 2006) and SCDA, as amended July 10, 2006 and assigned to SLAL pursuant to the structured settlement policies assumption agreement dated June 15, 2007 between SLAC 2006 and SLAL, and (c) the 2006 structured settlement reinsurance agreement dated July 10, 2006 between SLAL and SCDA.

“ITA” means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supplement).

“JV Agreements” has the meaning set out in Section 3.1(26).

“Key Insurance Distributor Agreements” has the meaning set out in Section 3.1(22).

“Key Insurance Distributors” has the meaning set out in Section 3.1(22).

“Key Investment Advisory Agreements” has the meaning set out in Section 3.1(40).

“Key Mutual Fund Distributor Agreements” has the meaning set out in Section 3.1(25).

“Key Mutual Fund Distributors” has the meaning set out in Section 3.1(25).

“Law” has the meaning set out in the definition of “Applicable Law”.

“Leased Premises” means all real property that is leased, subleased, licensed or otherwise occupied or used by a Transferred Entity, but excluding, for greater certainty, any Owned Real Property and any Real Property Investment Asset.

“Legal Proceeding” means any litigation, action, application, suit, investigation, hearing, claim, complaint, grievance or any civil, administrative, regulatory, criminal, or arbitration proceeding, before or by any Governmental Authority or arbitrator, and includes any appeal or review thereof and any application for leave for appeal or review.

“Licence” means any licence, permit, authorization, approval or other evidence of authority issued or granted to or conferred upon a Transferred Entity by any Governmental Authority.

“Lien” means any lien, mortgage, charge, hypothec, pledge, security interest, lease, prior assignment, option, warrant or encumbrance, which affects, by way of a conflicting interest, the right, title or interest in or to any particular property.

“Listing Rules” means the part of the Financial Conduct Authority Handbook entitled ‘Listing Rules’ applicable to companies listed on a stock exchange in the United Kingdom.

“Losses” means any losses that would be recoverable as damages under common law principles together with commercially reasonable professional and legal fees and expenses incurred in connection therewith, provided that in respect of any Direct Claim, punitive damages shall be excluded from the definition of “Loss” (it being expressly acknowledged and agreed that punitive damages shall be included in any Third Party Claim).

“made available to the Purchaser” means that the material was made available to the Purchaser in the Virtual Data Room no later than 6:00 p.m. on August 29, 2014 except in response to additional requests from the Purchaser and any environmental reports posted at the request of the Purchaser after such date.

“Material Adverse Effect” means any one or more changes, events or effects that, individually or in the aggregate, are, or would reasonably be expected to be, materially adverse to the business, operations, results of operations or the financial condition of the Target Business as at the Closing Date, taken as whole, excluding any such change, event or effect arising out of, in connection with or resulting from (a) general global, national or regional business, political, market, regulatory or social conditions (or changes therein), including in respect of interest or currency rates or the financial or capital markets, (b) any act of terrorism, war, military action or the escalation thereof, act of God, natural disaster, similar calamity or other force majeure event, (c) any adoption, implementation, change or proposed change in Law (or interpretations thereof), (d) any change in the economic, business, financial, regulatory or legal enforcement environment generally affecting the industries or market sectors in which one or more of the Principal Target Entities operate, (e) changes in applicable accounting principles or any applicable regulatory accounting rules (or interpretations thereof), including IFRS, (f) changes in capital requirements for insurance, trust, mutual fund or asset management companies required by Applicable Law or mandated by any Governmental Authority, (g) any action or omission by the Purchaser or its Affiliates, (h) any action, omission, change, effect, circumstance or condition attributable to or contemplated by the execution, delivery or performance of this Agreement or the Transaction Agreements or the announcement of the transactions contemplated in this Agreement or the Transaction Agreements (including by reason of the identity of the Purchaser or any communication by the Purchaser regarding its plans or intentions with respect to the Target Business), (i) compliance with the terms of this Agreement or any Transaction Agreement, (j) any action taken, or failure to take any action, or such other change or event, in each case, to which the Purchaser has consented, or (k) the failure of the Target Business, as a whole, to meet internal projections, forecasts or revenue or earning predictions for any period, provided, however, that with respect to clauses (c), (d), (e) and (f), such matter does not relate primarily to the Target Business or does not have a materially disproportionate effect on the Target Business relative to comparable entities operating in the Target Business’s industry.

“Material Contract” means a Contract that:

(a)
involved the payment to or by a Transferred Entity of more than one-million dollars ($1,000,000) during the 2012 or 2013 calendar years or the 2014 calendar year pro-rated based on year-to-date payments;

(b)	involves the borrowing of funds in excess of five-hundred thousand dollars ($500,000);

(c)	contains a non-competition or non-solicitation covenant that materially restricts the freedom of a Transferred Entity to carry on its business as it is conducted as of the date hereof;

(d)
other than this Agreement and any Transaction Agreement, provides for the acquisition or disposition of any business for which there are any outstanding obligations that are material to the Target Business;

(e)	is with a Governmental Authority;

(f)	provides for the licensing by a Transferred Entity of material Intellectual Property used by the Target Business; or

(g)	provides for disaster recovery services that are material to a Transferred Entity;

but excluding (other than for purposes of Section 8.5):

(h)	the Key Investment Advisory Agreements;

(i)	the Key Insurance Distributor Agreements;

(j)	the Key Mutual Fund Distributor Agreements;

(k)	any Contracts with Affiliates of a Transferred Entity;

(l)	any reinsurance or coinsurance treaties and agreements, including the Material Reinsurance Agreements;

(m)	Premises Leases;

(n)	Commercial Policies;

(o)	Employee Plans;

(p)	any financial instruments relating to the Standard Life Funds; or

(q)	the JV Agreements.

“Material Licensed Intellectual Property” has the meaning set out in Section 3.1(29)(b).

“Material Owned Intellectual Property” has the meaning set out in Section 3.1(29)(a).

“Material Reinsurance Agreements” has the meaning set out in Section 3.1(21).

“Minister” means the Minister of Finance (Canada).

“Multiemployer Plans” has the meaning set out in Section 3.1(34)(d).

“New Branch” means the Canadian branch of SLAL.

“New Branch Services Agreement” means the services agreement dated February 7, 2006 between SCDA and SLAL.

“NI 81-107” has the meaning set forth in Section 3.1(23)(m).

“Non-Insurance Company 2013 Audited Annual Financial Statements” means the annual audited financial statements of SLMF, SLTC and SLI Canada for the fiscal year ended December 31, 2013, copies of which were provided in the Virtual Data Room.

“Non-Insurance Company 2013 Unaudited Annual Financial Statements” means the annual unaudited financial statements of SLFI for the fiscal year ended December 31, 2013, copies of which were provided in the Virtual Data Room.

“Non-Insurance Company Financial Statements” means, collectively, the Non-Insurance Company 2013 Audited Annual Financial Statements, the Non-Insurance Company 2013 Unaudited Annual Financial Statements and the Non-Insurance Company 2014 Interim Financial Statements.

“Non-Insurance Company 2014 Interim Financial Statements” means the unaudited financial statements of SLMF and SLTC, the unaudited non-consolidated financial statements of SLFI, and the unaudited non-consolidated financial statements of SLI Canada, in each case, for the six (6) month period ended June 30, 2014, in each case, copies of which were provided in the Virtual Data Room.

“Notes” has the meaning set out in paragraph (b) of the definition of Confidential Information.

“Notice of Claim” has the meaning set out in Section 6.4(1).

“Objecting Party” has the meaning set out in Section 2.9(5).

“Ontario and Quebec Securities Approvals” means the approvals of the Ontario and Quebec Securities Authorities pursuant to National Instrument 81-102 Mutual Funds and National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Responsibilities as applicable, in respect of the Proposed Transactions.

“Order” means any order, directive, judgment, decree, injunction, decision or ruling of, or undertaking to, any Governmental Authority.

“Ordinary Course of Business” when used in relation to the taking of any action by a Transferred Entity, means that the action is consistent, in all material respects, with the past practices of such Transferred Entity and Applicable Laws, and the Purchaser acknowledges that, subject to certain renewal rights and other certain limited exceptions, no new individual life insurance policies are being written by SCDA in the Ordinary Course of Business.

“OSFI” means the Office of the Superintendent of Financial Institutions (Canada).

“Other Intermediaries” has the meaning set out in Section 3.1(22)(b).

“Outside Date” means the date that is nine (9) months from the date hereof, or such other date as the Parties agree to in writing.

“Owned Real Property” means all real property that the Transferred Entities directly own, together with all easements, rights-of-way and interests appurtenant to such real property but excluding the Standard Life Fund Real Property.

“Parent” has the meaning set out in the preamble hereto.

“Parent Shareholder Approval” means the approval by way of ordinary resolution at a general meeting of the Parent’s shareholders of the Proposed Transactions as a class 1 transaction pursuant to the Listing Rules.

“Party” means a party to this Agreement, provided that such terms shall include the Parent only with respect to Sections 2.1, 2.4, 8.6 and 10.2 and Article 11 and Article 12 and any reference to a Party includes its successors and permitted assigns.

“Pension Plans” has the meaning set out in Section 3.1(34).

“Permitted Liens” means:

(a)	Liens for Taxes and utilities that in each case are not yet due or are not in arrears;

(b)
construction, mechanics’, carriers’, workers’, repairers’, storers’ or other similar liens (inchoate or otherwise) if in the aggregate they: (i) are not material, and (ii) arose or were incurred in the Ordinary Course of Business;

(c)
minor title defects or irregularities, minor unregistered easements or rights of way, restrictions in the original grant from the Crown and other minor unregistered restrictions affecting the use of real property;

(d)
registered easements, covenants, rights of way, restrictive covenants and other restrictions if they have been complied with in all material respects or adequate security has been furnished to secure compliance;

(e)	registered agreements with municipalities or public utilities if they have been complied with in all material respects or adequate security has been furnished to secure compliance;

(f)
Liens respecting minor encroachments by real property owned by or on behalf of the Transferred Entities over neighbouring lands and/or permitted under agreements with the owners of such other lands and minor encroachments over the real property owned by or on behalf of the Transferred Entities by improvements of abutting land owners;

(g)	any rights of expropriation, access, use or any other right conferred or reserved by or in any Applicable Law;

(h)
the provisions of Applicable Law including any by-laws, regulations, ordinances and similar instruments relating to development and zoning, statutory exceptions, reservations, limitations, provisos, qualifications and conditions to title provided for or implied by Applicable Law;

(i)
leases, subleases, agreements to lease or sublease, offers to lease or sublease, renewals of leases or subleases and all other rights, licences and agreements granted by or on behalf of any of the Transferred Entities or their respective predecessors in interest, which entitle any Person to possess or occupy any portion of a property, and any notices or caveats registered in respect thereof; and

(j)	the Liens listed at Section 1.1(c) of the Seller Disclosure Letter.

“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity  however designed or constituted.

“Personal Information” means information about an identifiable individual and includes any information that is “personal information” or “personal health information” within the meaning of one or more Privacy Laws.

“Policies” means all contracts of insurance (other than contracts in respect of reinsurance), including all life insurance policies, critical illness policies, accident and sickness insurance policies, disability insurance policies, segregated fund policies, term funds guaranteed policies and annuity contracts, and group insurance contracts (and all certificates, amendments, endorsements, riders, supplemental coverage, and waivers thereto and ancillary agreements (including guarantees and promises) in connection therewith), written, issued or assumed by any of the Target Insurance Companies, including, for greater certainty, any such policies or contracts (a) that have lapsed, but which, by the terms of such policies or contracts, may be reinstated by the Policyholder or contract holder, and (b) in respect of which there is an outstanding offer by any of the Target Insurance Companies open for acceptance, but excluding, for greater certainty, policies and annuity contracts (X) written, issued or assumed by the Target Insurance Companies and thereafter assumption reinsured by another insurance company, or (Y) written, issued and assumed by another insurance company and that are reinsured by a Target Insurance Company (as reinsurer) on an indemnity reinsurance basis.

“Policy Liabilities” means all liabilities and obligations of the Target Insurance Companies under the Policies.

“Policyholder” means any Person who is the holder of a Policy.

“Post-Closing Period” shall mean any taxation year or fiscal period beginning at or after and ending after the Effective Time and for Canadian jurisdictions only, also includes any taxation year or fiscal period beginning on or after the acquisition of control of a Transferred Entity by the Purchaser on the Closing Date within the meaning of section 249(4) of the ITA, having regard to section 256(9) of the ITA.

“Pre-Closing Reorganization” means (i) the transfer of the SLI Canada Shares from an Affiliate of the Seller to the Seller and (ii) the transfer of ten percent (10%) of the SLFI Common Shares from the Seller to SLAL, in each case, during the Interim Period, details of which are set forth in Section 11.5 of the Seller Disclosure Letter.

“Pre-Cut-off Tax Period” means a taxation year or other fiscal period that ends on or before the Cut-off Date.

“Premises Lease” means a lease, an agreement to lease, a sublease, a licence agreement or an occupancy or other agreement under which a Transferred Entity has the right to use or occupy any Leased Premises, but excluding any lease, agreement to lease, sublease, licence agreement, occupancy or other agreement under which a Transferred Entity is the lessor.

“Preparing Party” has the meaning set out in Section 2.9(5).

“Prime Rate” means the prime rate of interest per annum quoted by the Bank of Montreal from time to time as its reference rate of interest for Canadian Dollar demand loans made to its commercial customers in Canada and which the Bank of Montreal refers to as its “prime rate”, as such rate may be changed from time to time.

“Principal Target Entities” means SCDA, SLFI, SLTC, SLMF, SLI Canada and Standard Life Bermuda.

“Privacy Law” means the Personal Information Protection and Electronic Documents Act (Canada), the Personal Information Protection Act (British Columbia), the Personal Information Protection Act (Alberta), the Act respecting the protection of personal information in the private sector (Québec), and any other Canadian federal, provincial or territorial Law governing the collection, use, disclosure and protection of Personal Information applicable to either Party or to the Target Business.

“Proposed BTA Structure” has the meaning set out in Section 8.23.

“Proposed Transactions” means the transactions contemplated by this Agreement and the Transaction Agreements.

“Purchase Price” has the meaning set out in Section 2.2.

“Purchaser” has the meaning set out in the preamble hereto.

“Purchaser Disclosure Letter” means the disclosure letter delivered by the Purchaser to the Seller contemporaneously with the delivery and execution of this Agreement.

“Purchaser Fundamental Representations” means the representations and warranties of the Purchaser set out in Sections 3.2(1) (Incorporation and Corporate Power), 3.2(2) (Purchaser Solvency), 3.2(3) (Authorization by Purchaser) and 3.2(4) (Enforceability of Obligations).

“Purchaser Material Adverse Effect” has the meaning set out in Section 5.3(1).

“QST” means all Quebec sales tax imposed under an Act respecting the Quebec sales tax.

“Real Property Investment Asset” means any General Investment Asset that is real property but excluding for greater certainty the Segregated Fund Real Properties.

“Real Property Joint Ventures” means the real estate joint venture corporations in which a Transferred Entity has an interest as set out in Section 1.1(h) of the Seller Disclosure Letter and the related joint venture arrangements as described in Section 3.1(26) of the Seller Disclosure Letter.

“Recipient” has the meaning set out in paragraph (a) of the definition of Confidential Information.

“Regulatory Approval” means any approval, Order, consent, ruling, authorization, notice, permit, licence, waiver or acknowledgement that is required from any Person pursuant to Applicable Law in connection with the Proposed Transactions or that is otherwise necessary to permit the Parties to perform their obligations under this Agreement or any Transaction Agreement, including, for greater certainty, the Business Transfer Agreement.

“Release” has the meaning prescribed in any Environmental Laws and includes any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction, whether accidental or intentional.

“Remedial Order” means any administrative complaint, direction, order or sanction issued, filed, imposed or threatened by any Governmental Authority pursuant to any Environmental Laws and includes any order requiring investigation or remediation of any site or any remediation or clean-up of any Hazardous Substance, or requiring that any Release or any other activity be reduced, modified or eliminated or requiring any form of payment or co-operation be provided to any Governmental Authority.

“Representative” when used with respect to a Person means each director, officer, employee, consultant, financial adviser, legal counsel, accountant and other agent, adviser or representative of that Person who is involved in the Proposed Transactions.

“Required Regulatory Approvals” means (a) the Competition Act Approval, (b) the Insurance Companies Act Approval and (c) the Ontario and Quebec Securities Approvals, but excluding any unitholder approvals in respect of the Standard Life Funds.

“Restricted Institutional Investors” means institutional investors who are customers of SLI Canada as at the Closing Date or who had been customers of SLI Canada at any time in the six (6) month period prior to the Closing Date.

“Restricted Products” means either or both of (i) investment strategies, products or services that are primarily focused on Canadian equity, Canadian debt or Canadian real estate (including mortgages), and (ii) liability driven investment strategies, and such other products as are managed by SLI Canada as at the Closing Date.

“Restricted Period” has the meaning set out in Section 11.2(1).

“Revised Offer” has the meaning set out in Section 8.6(5).

“SCDA” means The Standard Life Assurance Company of Canada.

“SCDA 2013 Annual Financial Statements” means the audited consolidated financial statements for SCDA as at December 31, 2013, a copy of which was provided in the Virtual Data Room.

“SCDA 2013 Regulatory Statements” means the consolidated annual life 1 return for SCDA as at December 31, 2013, a copy of which was provided in the Virtual Data Room.

“SCDA 2014 Interim Financial Statements” means the unaudited consolidated financial information statement for SCDA for the six (6) month period ended June 30, 2014, a copy of which was provided in the Virtual Data Room.

“SCDA Financial Statements” means, collectively, the SCDA 2013 Annual Financial Statements and the SCDA 2014 Interim Financial Statements.

“Securities Authorities” means the securities commissions and other securities regulatory authorities, including self-regulatory organizations, in Canada.

“Segmented Policies” means any life and sickness policies and certificates (including all amendments, supplemental coverage, endorsements, orders, settlement option contracts, and ancillary agreements in connection therewith), which are in-force or have lapsed, issued or assumed by SCDA, that entitle the respective Policyholder to participate in the surplus of the segmented policies account maintained by SCDA in respect of such policies.

“Segmented Policies Requirements” means the requirements with respect to Segmented Policies listed at Section 1.1(i) of the Seller Disclosure Letter.

“Segregated Funds” means the segregated funds (within the meaning of subsection  138.1(1) of the ITA) of SCDA that are each deemed to be a separate inter vivos trust for the purposes of Part I of the ITA, and “Segregated Fund” means any one of such Segregated Funds individually.

“Segregated Fund Real Property” means the real property that SCDA holds title to but that is beneficially owned by one or more Segregated Funds.

“Seller” has the meaning set out in the preamble hereto.

“Seller Disclosure Letter” means the disclosure letter delivered by the Seller to the Purchaser contemporaneously with the delivery and execution of this Agreement.

“Seller Fundamental Representations” means the representations and warranties of the Seller set out in Sections 3.1(1) (Incorporation and Corporate Power of Seller and Parent), 3.1(2) (Seller and Parent Solvency), 3.1(3) (Authorization by Seller, Parent, SLAL, SLFI and SLI Canada), 3.1(4) (Enforceability of Obligations of Seller, Parent and SLAL), 3.1(6) (Organization and Ownership of the Transferred Entities) and 3.1(8) (Principal Target Entity Solvency).

“Seller Guarantees” has the meaning set out in Section 8.11(2).

“Shared Software” has the meaning set out in Section 8.20.

“SLAC” means The Standard Life Assurance Company.

“SLAC 2006” means The Standard Life Assurance Company 2006.

“SLAL” means Standard Life Assurance Limited.

“SLAL Deemed Dividend” means the dividend that will be deemed to be paid by SCDA under Part XIV of the ITA as a result of SCDA ceasing to be a “qualified related corporation” (within the meaning of Part XIV of the ITA) of the Parent or its Affiliates at Closing, which the Seller has determined to be [Redacted amount](provided that, for greater certainty, such determination shall not limit any claim of the Purchaser for indemnification under Section 7.1(iii) or 7.12 in the event the SLAL Deemed Dividend is determined to be a higher amount).

“SLAL Deemed Dividend Tax” means any Tax that may be imposed under Part XIII of the ITA and similar provincial laws on the SLAL Deemed Dividend.

“SLAL Held Shares” has the meaning set out in the recitals hereto.

“SLESL” means Standard Life Employee Services Limited.

“SLFI” has the meaning set out in the recitals hereto.

“SLFI Common Shares” means all of the issued and outstanding common shares in the share capital of SLFI.

“SLFI Shares” has the meaning set out in the recitals hereto.

“SLFI Shareholders Agreement” means the unanimous shareholders’ agreement to be entered into between the Seller, SLAL and SLFI upon completion of part (ii) of the Pre-Closing Reorganization and which unanimous shareholders’ agreement shall terminate effective as of Closing.

“SLI Canada” means Standard Life Investments Inc.

“SLI Canada Shares” has the meaning set out in the recitals hereto.

“SLI Funds Subscription” for an SLI Pooled Fund at any time means the then-current offering subscription agreement for that SLI Pooled Fund.

“SLI Pooled Funds Contracts” means the contracts for the SLI Pooled Funds listed in Section 1.1(g) of the Seller Disclosure Letter.

“SLI Pooled Fund Real Property” means any real property in which an SLI Pooled Fund holds a beneficial interest.

“SLI Pooled Funds” means each of the pooled funds set out in Section 1.1(f) of the Seller Disclosure Letter, the securities of which are offered on a prospectus-exempt basis in Canada and for which SLI Canada acts as investment fund manager.

“SLMF” means Standard Life Mutual Funds Ltd.

“SLTC” means Standard Life Trust Company.

“Standard Life Bermuda” means Standard Life Assurance Company Bermuda Limited.

“Standard Life Bermuda 2013 Annual Financial Statements” means the audited statutory financial statements for Standard Life Bermuda as at December 31, 2013, a copy of which was provided in the Virtual Data Room.

“Standard Life Bermuda 2014 Interim Financial Statements” means the unaudited statutory financial statements for Standard Life Bermuda for the six (6) month period ended June 30, 2014, a copy of which was provided in the Virtual Data Room.

“Standard Life Bermuda Financial Statements” means, collectively, the Standard Life Bermuda 2013 Annual Financial Statements and the Standard Life Bermuda 2014 Interim Financial Statements.

“Standard Life Corporate Class” means Standard Life Corporate Class Inc.

“Standard Life Foundation” means Standard Life Canadian Foundation.

“Standard Life Fund Real Property” means, collectively, the Standard Life Mutual Fund Real Property, the SLI Pooled Fund Real Property and the Segregated Fund Real Property.

“Standard Life Funds” means, collectively, the Standard Life Mutual Funds, the Standard Life Private Mutual Fund and the SLI Pooled Funds, but excluding, for greater certainty, any Segregated Funds.

“Standard Life Funds Prospectus” for a Standard Life Mutual Fund at any time means, collectively, the then-current simplified prospectus, annual information form and fund facts document for that Standard Life Mutual Fund.

“Standard Life Mutual Fund Meeting” has the meaning set out in Section 3.2(9).

“Standard Life Mutual Fund Real Property” means any real property that a Standard Life Mutual Fund holds an interest in but title is held by a Third Party.

“Standard Life Mutual Funds” means each of the mutual funds set out in Section 1.1(d) of the Seller Disclosure Letter, the securities of which are offered pursuant to a simplified prospectus, annual information form and fund facts document in Canada and for which SLMF acts as investment fund manager.

“Standard Life Mutual Funds Contracts” means the contracts for the Standard Life Mutual Funds listed in Section 1.1(e) of the Seller Disclosure Letter.

“Standard Life Private Mutual Fund” means the Standard Life Global Absolute Return Strategies Fund, the securities of which are offered pursuant to exemptions from the prospectus requirement in Canada and for which SLMF acts as investment fund manager.

“Standard Life Private Mutual Fund Contracts” means the contracts for the Standard Life Private Mutual Fund listed in Section 1.1(e) of the Seller Disclosure Letter.

 “Straddle Period” means a taxation year or fiscal period that begins before and ends at or after the Effective Time, but a Straddle Period shall not include a taxation year or fiscal period that is a Post-Closing Period.

“Stub Period Returns” means all Tax Returns of any Transferred Entity for a Pre-Cut-off Tax Period, an Interim Tax Period or a Straddle Period that have not been filed on or before the Closing Date.

“Subsidiary” has the meaning set out in section 2(5) of the Canada Business Corporations Act.

“Superintendent” means the Superintendent of Financial Institutions Canada.

“Superior Proposal” means an unsolicited bona fide Alternative Proposal made by a third party to the board of directors of the Parent in writing after the date hereof: (i) to purchase or otherwise acquire, directly or indirectly, all of the Target Shares or all or substantially all of the interests in the Target Business; and (ii) in respect of which the board of directors of the Parent determines in good faith (after receipt of advice from its outside legal counsel with respect to (x) below and financial advisors with respect to (y) below) that (x) failure to recommend such Alternative Proposal to its shareholders would be inconsistent with its fiduciary and statutory duties, and (y) such Alternative Proposal would, taking into account all of the terms and conditions of such Alternative Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the Parent’s shareholders from a financial point of view than the transactions contemplated by this Agreement (including any adjustment to the terms and conditions of the transactions contemplated by this Agreement proposed by the Purchaser pursuant to Section 8.6(5)).

“Supervisory Information” means the information that is subject to restrictions on disclosure as set out in the Supervisory Information (Insurance Companies’) Regulations to the Insurance Companies Act (Canada) and the Trust and Loan Companies Act (Canada).

“Survival Period” has the meaning set out in Section 6.5(1).

“Surviving Tax Representations” means the representations and warranties set out in Sections 3.1(35)(a) to 3.1(35)(f).

“TAQ” means the Taxation Act, C.Q.L.R., c. 1-3.

“Target Business” means the business carried on by the Transferred Entities and for greater certainty excludes businesses related to the assets held by the Standard Life Funds, but does not exclude the business of the Standard Life Funds investing in assets.

“Target Insurance Companies” means SCDA and Standard Life Bermuda.

“Target Privacy Policy” has the meaning set out in Section 3.1(11).

“Target Shares” has the meaning set out in the recitals hereto.

“Tax Authority” means any government, agency, commission, body, service, bureau, any entity that would be a Governmental Authority but for the exclusion from the definition of that term of any Tax Authority, or other entity entitled under Applicable Law to impose, assess or collect Taxes.

“Tax Contest” has the meaning set out in Section 7.9.

“Tax Law” means any legislation or regulation under which a Tax is imposed or relating to the administration of Taxes.

“Tax Litigation” means the Canadian income tax litigation related to the claim by SCDA of a step-up in the tax basis of certain investments owned by it at the end of 2005 to their fair market value at that time (which affects the computation of the Canadian federal and provincial taxable income of SCDA for its 2006 and following taxation years), being Tax Court of Canada files 2012-1431(IT)G and 2013-203(IT)G relating to the 2006 and 2007 taxation years of SCDA and similar disputes related to subsequent taxation years of SCDA and all related provincial income tax matters, in each case including all appeals.

“Tax Litigation Adjustment Amount” means, (i) if the Tax Litigation Result is greater than the Tax Litigation Base Amount, an amount equal to the Tax Litigation Result less the Tax Litigation Base Amount and (ii) if the Tax Litigation Result is less than the Tax Litigation Base Amount, an amount equal to the Tax Litigation Base Amount less the Tax Litigation Result.

“Tax Litigation Base Amount” means an amount equal to [redacted - commercially sensitive information].

“Tax Litigation Certificate” has the meaning set out in Section 2.9(1).

“Tax Litigation Result” means the estimated amount of the future Canadian federal and provincial income tax benefits from the Final Settlement (the “Estimated Tax Benefits”), with the Estimated Tax Benefits being the amount determined by recomputing the ‘deferred tax asset’ account of SCDA as of December 31, 2013, calculated in accordance with IFRS, but (in the case solely of amounts at issue in the Tax Litigation) without regard to the ‘deferred tax asset’ recognition criteria under IFRS, to reflect what it would have been if such Final Settlement had occurred as of December 31, 2013.

“Tax Notice” has the meaning set out in Section 7.9.

“Tax Returns” means all returns, reports, declarations, elections, notices, filings, information returns, and statements in respect of Taxes that are required to be filed with any applicable Tax Authority, including all amendments, schedules, attachments or supplements thereto and whether in tangible or electronic form.

“Tax Ruling” has the meaning set out in Section 8.3(3)(b).

“Taxes” means, with respect to any Person, all supranational, national, federal, provincial, territorial, state, local or other taxes, including income taxes, branch taxes, profits taxes, capital gains taxes, gross receipts taxes, windfall profits taxes, value added taxes, severance taxes, ad valorem taxes, property taxes, capital taxes, net worth taxes, production taxes, sales taxes, use taxes, licence taxes, excise taxes, franchise taxes, environmental taxes, transfer taxes, withholding or similar taxes, payroll taxes, employment taxes, employer health taxes, government pension plan premiums and contributions, social security premiums, workers’ compensation premiums, employment/unemployment insurance or compensation premiums and contributions, stamp taxes, occupation taxes, premium taxes, alternative or add-on minimum taxes, GST/HST, QST, customs duties or other taxes of any kind whatsoever imposed or charged by any Tax Authority and any instalments in respect thereof, together with any interest, penalties, or additions with respect thereto or otherwise imposed under any Tax

Law and any interest in respect of such additions or penalties, and whether disputed or not, and “Tax” means any one of such Taxes and, for the purposes of Article 7, includes any losses, costs, charges, fees (including reasonable legal fees) or expenses suffered or incurred in pursuing a commercially reasonable challenge of any Taxes imposed or in seeking recovery pursuant to Article 7.

“Termination Fee” means an amount equal to two and a half percent (2.5%) of the Purchase Price.

“Termination Fee Event” has the meaning set out in Section 10.2(1).

“Third Party” means any Person other than the Purchaser or the Seller or any of their respective Affiliates.

“Third Party Claim” has the meaning set out in Section 6.4(1).

“Threatened”, when used in relation to a Legal Proceeding or other matter, means that a written demand or statement has been made or a written notice has been given that a Legal Proceeding or other matter is to be asserted, commenced, taken or otherwise pursued in the future.

“Transaction Agreements” means (a) the Transitional Trade-mark License, (b) the Business Transfer Agreement, and (c) the Assumption Agreement.

“Transaction Personal Information” means any Personal Information in the possession, custody or control of a Transferred Entity or the Seller on or before the Closing Date, including Personal Information about Employees, independent subcontractors, suppliers, customers, insureds, Policyholders, directors or officers of the Transferred Entities that is:

(a)	disclosed to the Purchaser or any Representative of the Purchaser prior to the Closing Date by a Seller, the Transferred Entities or any respective Representatives or otherwise; or

(b)	collected by the Purchaser or any Representative of the Purchaser prior to the Closing Date from a Seller, the Transferred Entities or any of their respective Representatives or otherwise.

“Transferred Entities” means the Principal Target Entities and all Subsidiaries of the Principal Target Entities, each of which is listed in Section 1.1(j) of the Seller Disclosure Letter, but excluding Standard Life Foundation and the Real Property Joint Ventures.

“Transitional Trade-mark License” means the transitional trade-mark licence agreement providing for the transitional use of all or part of the Excluded Intellectual Property to be entered into by SLESL and the Purchaser as of the Closing Date in the form of Exhibit 1.1(a), subject to any schedules to such Transitional Trade-mark License that are to be finalized pursuant to Section 8.14.

“Virtual Data Room” means the virtual data room containing documents and information relating to, among other things, the Transferred Entities and the Target Business made available by the Seller, the Parent, the Transferred Entities and their Representatives in electronic form to the Purchaser and its Representatives.

1.2           Actions on Non-Business Days.  If any payment is required to be made or other action (including the giving of notice) is required to be taken pursuant to this Agreement on a day which is not a Business Day, then such payment or action shall be considered to have been made or taken in compliance with this Agreement if made or taken on the next succeeding Business Day.

1.3           Currency and Payment Obligations.  Except as otherwise expressly provided in this Agreement:

(a)	all dollar amounts referred to in this Agreement are stated in Canadian Dollars;

(b)
any payment contemplated by this Agreement shall be made by wire transfer of immediately available funds to an account specified by the payee, by cash, by certified cheque or by any other method that provides immediately available funds; and

(c)
except in the case of any payment due on the Closing Date, the timing of which shall be agreed to by the Parties, any payment due on a particular day must be received by and be available to the payee not later than 4:00 p.m. local time of the payee on the due date at the payee’s address for notice under Section 12.4 or such other place as the payee may have specified in writing to the payor in respect of a particular payment and any payment made after that time shall be deemed to have been made and received on the next Business Day.

1.4           Calculation of Interest.  In calculating interest payable under this Agreement for any period of time, the first day of such period shall be included and the last day of such period shall be excluded.

1.5           Calculation of Time.  In this Agreement, a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. (Toronto time) on the last day of the period.  If any period of time is to expire hereunder on any day that is not a Business Day, the period shall be deemed to expire at 5:00 p.m. (Toronto time) on the next succeeding Business Day.

1.6           Knowledge.  Where any representation, warranty or other statement in this Agreement is expressed to be made to the knowledge of the Seller or is otherwise expressed to be limited in scope to facts or matters known to the Seller or the Transferred Entities or of which the Seller or any of the Transferred Entities is aware, it shall mean such knowledge as is actually known to [Redacted], in each case after reasonable inquiry with the following current members of the senior executive team of the Target Business: [Redacted].

1.7           Additional Rules of Interpretation.

(1)           Gender and Number.  In this Agreement, unless the context requires otherwise, words in one gender include all genders and words in the singular include the plural and vice versa.

(2)           Headings and Table of Contents.  The inclusion in this Agreement of headings of Articles and Sections and the provision of a table of contents are for convenience of reference only and are not intended to be full or precise descriptions of the text to which they refer.

(3)           Section References.  Unless the context requires otherwise, references in this Agreement to Articles, Sections, or Exhibits are to Articles, Sections and Exhibits of this Agreement.

(4)           Words of Inclusion.  Wherever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation” and the words following “include”, “includes” or “including” shall not be considered to set forth an exhaustive list.

(5)           References to this Agreement.  The words “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions shall be construed as referring to this Agreement in its entirety and not to any particular Section or portion of it.

(6)           Statute References.  Unless otherwise indicated, all references in this Agreement to any statute include the regulations thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith.

(7)           Document References.  All references herein to any agreement (including this Agreement), document or instrument mean such agreement, document or instrument as amended, supplemented, modified, varied, restated or replaced from time to time in accordance with the terms thereof and, unless otherwise specified therein, includes all schedules and exhibits attached thereto.

(8)           Materiality and Material Adverse Effect.  References in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a particular subject matter is “material” to the Target Business or whether a “Material Adverse Effect” has occurred.

(9)           Materiality.  References in this Agreement to “material default”, “material breach”, “material violation”, “material non-compliance”, “materially restricts” and other similar phrases shall mean default, breach, violation, non-compliance or restricts “in any material respect”, as the case may be, and references in this Agreement to “material compliance” and other similar phrases shall mean compliance “in all material respects”.

(10)           Absence of Presumption.  The Parties acknowledge that each Party and its counsel have reviewed and revised this Agreement and that no rule of construction to the effect that any ambiguities are to be resolved against the drafting Party shall be employed in the interpretation of this Agreement or any amendments hereto.

1.8           Seller Disclosure Letter.  The Parties acknowledge that the mere inclusion of an item in the Seller Disclosure Letter by the Seller as an exception to a representation or warranty or covenant will not be deemed an admission by the Seller that such item (or any non-disclosed item or information of comparable or greater significance) represents a material exception, fact, event or circumstance or that such item has had, or would reasonably be expected to have, a Material Adverse Effect.

1.9           Exhibits.  The following are the Exhibits attached to and incorporated in this Agreement by reference and deemed to be a part hereof:

EXHIBITS

Exhibit 1.1(a)	Transitional Trade-mark License
Exhibit 2.2	Closing Date Adjustment

ARTICLE 2
PURCHASE OF SHARES

2.1           Purchase and Sale.  On the Closing Date, effective as of the Effective Time, on and subject to the terms and conditions of this Agreement, the Seller shall sell, and the Parent shall cause SLAL to sell, to the Purchaser, and the Purchaser shall purchase from the Seller and SLAL, the Target Shares.

2.2           Amount of Purchase Price.  The aggregate price payable by the Purchaser to the Seller and SLAL for the Target Shares (the “Purchase Price”) shall be equal to:

(a)
four billion dollars ($4,000,000,000) (the “Base Amount”) plus an additional amount that is equal to the aggregate of the amounts, calculated for each calendar day during the period commencing on the date that is five (5) months after the date hereof (being February 3, 2015) and ending on the Closing Date (assuming the Closing Date occurs after February 3, 2015), obtained by multiplying the Base Amount by the Prime Rate plus two percent (2%), and thereafter dividing the product by 365;

(b)	plus or minus the amount of the Closing Date Adjustment;

(c)	plus or minus an amount equal to half of the Tax Litigation Adjustment Amount, if any; and

(d)	plus or minus any other adjustment agreed to in writing by the Parties.

2.3           Estimated Purchase Price.  Not more than ten (10) Business Days prior to the Closing Date, and in any event no less than three (3) Business Days prior to the Closing Date, the Seller, acting reasonably, shall provide to the Purchaser a statement setting out an estimate of the Closing Date Adjustment.  The estimate of the Closing Date Adjustment shall be added to, or subtracted from, as applicable, the Base Amount and the result shall be the “Estimated Purchase Price”.  The Seller shall promptly provide such additional information to the Purchaser in respect of the calculation of the estimated Closing Date Adjustment as may reasonably be requested by the Purchaser to assess the Closing Date Adjustment.

2.4           Allocation of Purchase Price.  The Purchase Price shall be allocated among the Target Shares in the manner set forth in Section 2.4 of the Seller Disclosure Letter.  Unless otherwise required by Applicable Law, the Purchaser and the Seller shall (and the Parent shall cause SLAL to, only if applicable and solely in respect of any Purchase Price attributable to the SLAL Held Shares) report an allocation of the Purchase Price among the Target Shares in a manner entirely consistent with Section 2.4 of the Seller Disclosure Letter and shall not take any position inconsistent therewith in the filing of any Tax Returns or in the course of any audit by any Governmental Authority or Tax Authority, Tax review or Tax Legal Proceeding relating to any Tax Returns.  The Parties shall prepare an updated version of Section 2.4 of the Seller Disclosure Letter, consistent with the preparation of Section 2.4 of the Seller Disclosure Letter, promptly following (i) the Adjustment Date, to reflect any adjustment to the Purchase Price as a result of the final determination of the Closing Date Adjustment, (ii) the payment of any claim for indemnification pursuant to Article 6 or Article 7, to reflect the corresponding adjustment to the Purchase Price in accordance with Section 6.17 (Characterization of Indemnification Payments)

or any payment pursuant to Section 7.7 (Tax Refunds), (iii) the final determination of the Tax Litigation Adjustment Amount in accordance with Section 2.9(2) or 2.9(3), as the case may be, to reflect any adjustment to the Purchase Price as a result of such determination, and (iv) any other adjustment agreed to in writing by the Parties.

2.5           Preparation of Calculation Certificate and Calculation of Closing Date Adjustment.

(1)           Closing Date Adjustment.  Promptly after the Closing Date, the Seller shall prepare a certificate (the “Calculation Certificate”) setting forth its calculation of the Closing Date Adjustment.  The Seller shall deliver the Calculation Certificate to the Purchaser no later than ninety (90) days following the Closing Date.

(2)           Access to Records, etc.  During the period from the Closing Date until the date the Closing Date Adjustment is finally determined, the Purchaser shall give the Seller and its Representatives such assistance and access to the books and records of the Purchaser relating to the Target Business as the Seller and its Representatives may reasonably request in order to enable them to prepare the Calculation Certificate. The Purchaser shall be provided promptly with copies of the working papers created by the Seller and its Representatives in connection with the preparation of the Calculation Certificate as the Purchaser may reasonably request in respect of its review of the Closing Date Adjustment.

(3)           Deemed Acceptance.  If the Purchaser does not give a notice of objection in accordance with Section 2.6, the Purchaser shall be deemed to have accepted the Calculation Certificate prepared by the Seller, which shall be final and binding on the Parties and the calculation of the Closing Date Adjustment shall constitute the final Closing Date Adjustment for the purposes of this Agreement immediately following the expiry date for the giving of such notice of objection.

2.6           Dispute Settlement.  If the Purchaser objects to any matter in the Calculation Certificate prepared pursuant to Section 2.5, the Purchaser shall give notice to the Seller no later than thirty (30) days after delivery of the Calculation Certificate.  Any notice given by the Purchaser shall set forth in reasonable detail the particulars of such objection.  The Purchaser and the Seller shall then use reasonable efforts to resolve such objection for a period of thirty (30) days following the giving of such notice.  If the matter is not resolved by the end of such thirty (30) day period, then the dispute with respect to such objection shall be submitted by the Parties to a chartered accountant, agreed to by the Parties, associated with the Canadian office of one of the big four international accounting firms that is not the principal auditor of any Party at such time, which chartered accountant shall have no current or prior professional relationship with any Party (the “Independent Accountant”).   If the Seller and the Purchaser are unable to agree on the identity of the Independent Accountant within a further ten (10) day period, either the Seller or the Purchaser may apply to have a court appoint the Independent Accountant.  The Independent Accountant shall, as promptly as practicable (but in any event within forty-five (45) days following its appointment), in its capacity as an expert and not as an arbitrator, make a determination of the Closing Date Adjustment based solely on written submissions of the Purchaser and the Seller given by them to the Independent Accountant and any other information that is reasonably requested from such Parties by the Independent Accountant.  The submissions of the Purchaser and the Seller shall be disclosed to the other Party, respectively, and such other Party shall be afforded a reasonable opportunity to respond thereto.  The Purchaser and the Seller shall provide the Independent Accountant with all information it requests that is within such Party’s control as promptly as possible.  The decision of the Independent Accountant as to the Closing Date Adjustment shall be final and binding upon the Purchaser and the Seller and shall constitute the final Closing Date Adjustment for purposes of this Agreement.  Except in the case of fraud or manifest error, the Purchaser and the Seller each acknowledge and agree that it does not have the right to appeal a decision of the Independent Accountant made pursuant to this Section 2.6.  The Purchaser and the Seller shall each pay one-half of the fees and expenses payable to the Independent Accountant pursuant to this Section 2.6 unless the Independent Accountant determines, in its sole discretion, that the submissions or actions of the Purchaser and the Seller, as the case may be, warrants that such Party should pay more than one-half (1/2) of such fees and expenses, in which case such fees and expenses shall be paid by the Purchaser and the Seller in the proportions determined by the Independent Accountant.

2.7           Payment of Estimated Purchase Price.  The Purchaser shall pay the Estimated Purchase Price on the Closing Date by wire transfer of immediately available funds to the account of the Seller identified by the Seller to the Purchaser by written notice delivered no later than ten (10) Business Days prior to Closing.

2.8           Payment on Adjustment Date.  On the Adjustment Date (a) the Purchaser shall pay to the Seller by wire transfer of immediately available funds, to the account of the Seller as identified by the Seller to the Purchaser by written notice no later than four (4) Business Days prior to the Adjustment Date, the amount, if any, by which the Purchase Price (excluding for this purpose the Tax Litigation Adjustment Amount and any other adjustment agreed to in writing by the Parties) exceeds the Estimated Purchase Price or (b) the Seller shall pay to the Purchaser by wire transfer of immediately available funds, to an account of the Purchaser as identified by the Purchaser to the Seller by written notice no later than four (4) Business Days prior to the Adjustment Date, the amount, if any, by which the Estimated Purchase Price exceeds the Purchase Price (excluding for this purpose the Tax Litigation Adjustment Amount and any other adjustment agreed to in writing by the Parties).

2.9           Tax Litigation Adjustment.

(1)           Pre-Closing  Tax Litigation Adjustment.  After the Final Settlement is determined in accordance with Section 7.10(Tax Litigation), and provided such Final Settlement is determined on or before the Closing Date, the Seller shall prepare a certificate (a certificate prepared pursuant to this Section 2.9(1) or Section 2.9(3) being a “Tax Litigation Certificate”) setting forth its calculation of the Tax Litigation Result.  The Seller shall deliver the Tax Litigation Certificate to the Purchaser for its review.  The Purchaser shall be provided promptly with copies of the working papers created by the Seller in connection with the preparation of the Tax Litigation Certificate, such access to the books and records of SCDA (including for greater certainty any relevant branch that is or was maintained by SCDA outside Canada), and such other assistance as the Purchaser may reasonably request in respect of its review of the Tax Litigation Certificate.

(2)           Pre-Closing Deemed Acceptance.  If a Tax Litigation Certificate has been prepared and delivered by the Seller to the Purchaser in accordance with Section 2.9(1), and the Purchaser does not give a notice of objection in accordance with Section 2.9(5), the Purchaser shall be deemed to have accepted the Tax Litigation Certificate prepared by the Seller, which shall be final and binding on the Parties and the calculation of the Tax Litigation Result reflected in such Tax Litigation Certificate  shall constitute the final Tax Litigation Result for the purposes of this Agreement immediately following the expiry date for the giving of such notice of objection.

(3)           Post-Closing Tax Litigation Adjustment.  After the Final Settlement is determined in accordance with Section 7.10(Tax Litigation), and provided such Final Settlement is determined after the Closing Date, the Purchaser shall prepare a Tax Litigation Certificate setting forth its calculation of the Tax Litigation Result.  The Purchaser shall deliver the Tax Litigation Certificate to the Seller for its review.  The Seller shall be provided promptly with copies of the working papers created by the Purchaser in connection with the preparation of the Tax Litigation Certificate, such access to the books and records of SCDA (including for greater certainty any relevant branch that is or was maintained by SCDA outside Canada), and such other assistance as the Seller may reasonably request in respect of its review of the Tax Litigation Certificate.

(4)           Post-Closing Deemed Acceptance.  If a Tax Litigation Certificate has been prepared and delivered by the Purchaser to the Seller in accordance with Section 2.9(3), and the Seller does not give a notice of objection in accordance with Section 2.9(5), the Seller shall be deemed to have accepted the Tax Litigation Certificate prepared by the Purchaser, which shall be final and binding on the Parties and the calculation of the Tax Litigation Result reflected in such Tax Litigation Certificate shall constitute the final Tax Litigation Result for the purposes of this Agreement immediately following the expiry date for the giving of such notice of objection.

(5)           Tax Dispute Resolution.  If either Party (the “Objecting Party”) objects to any matter in the Tax Litigation Certificate prepared by the other Party (the “Preparing Party”) pursuant to Section 2.9(1) or 2.9(3), as the case may be, the Objecting Party shall give notice to the Preparing Party no later than thirty (30) days after delivery of the Tax Litigation Certificate.  Any notice given by the Objecting Party shall set forth in reasonable detail the particulars of such objection.  The Purchaser and the Seller shall then use reasonable efforts to resolve such objection for a period of thirty (30) days following the giving of such notice.  If the matter is not resolved by the end of such thirty (30) day period, then the dispute with respect to such objection shall be submitted by the Parties to a tax specialist, agreed to by the Parties, associated with the Canadian office of one of the big four international accounting firms that is not the principal auditor of any Party at such time, which tax specialist shall have no current or prior professional relationship with any Party (the “Independent Litigation Accountant”).  If the Seller and the Purchaser are unable to agree on the identity of the Independent Litigation Accountant within a further ten (10) day period, either the Seller or the Purchaser may apply to have a court appoint the Independent Litigation Accountant.  The Independent Litigation Accountant shall, as promptly as practicable (but in any event within forty-five (45) days following its appointment), in its capacity as an expert and not as an arbitrator, make a determination of the Tax Litigation Result based solely on written submissions of the Purchaser and the Seller given by them to the Independent Litigation Accountant and any other information that is reasonably requested from such Parties by the Independent Litigation Accountant.  The submissions of the Purchaser and the Seller shall be disclosed to the other Party, respectively, and such other Party shall be afforded a reasonable opportunity to respond thereto.  The Purchaser and the Seller shall provide the Independent Litigation Accountant with all information it requests that is within such Party’s control as promptly as possible.  The decision of the Independent Litigation Accountant as to the Tax Litigation Result shall be final and binding upon the Purchaser and the Seller and shall constitute the final Tax Litigation Result for purposes of this Agreement.  Except in the case of fraud or manifest error, the Purchaser and the Seller each acknowledge and agree that it does not have the right to appeal a decision of the Independent Litigation Accountant made pursuant to this Section 2.9(5).  The Purchaser and the Seller shall each pay one-half of the fees and expenses payable to the Independent Litigation Accountant pursuant to this Section 2.9(5) unless the Independent Litigation Accountant determines, in its sole discretion, that the submissions or actions of the Purchaser and the Seller, as the case may be, warrants that such Party should pay more than one-half of such fees and expenses, in which case such fees and expenses shall be paid by the Purchaser and the Seller in the proportions determined by the Independent Litigation Accountant.

(6)           Payment of Tax Litigation Adjustment Amount.  Within five (5) days after the Tax Litigation Result is finally determined in accordance with Section 2.9(2), 2.9(4) or 2.9(5), as the case may be, (but no earlier than the Closing Date), (i) if the Tax Litigation Result is greater than the Tax Litigation Base Amount, the Purchaser shall pay to the Seller, by wire transfer of immediately available funds, an amount equal to one-half (1/2) of the applicable Tax Litigation Adjustment Amount and (ii) if the Tax Litigation Result is less than the Tax Litigation Base Amount, the Seller shall pay to the Purchaser, by wire transfer of immediately available funds, an amount equal to one-half (1/2) of the applicable Tax Litigation Adjustment Amount.

2.10           Excluded Assets.  The Purchaser acknowledges and agrees that, except as specifically provided for in this Agreement or any Transaction Agreement, the Purchaser is not acquiring any rights in any Excluded Assets.

2.11           Canadian Tax Matters.

(1)           No Withholding on Purchase Price.  Based and relying on the Surviving Tax Representations, the Purchaser agrees that it is not required to and shall not withhold Canadian federal or provincial tax under section 116 of the ITA or Title III of Part II of the TAQ from any payment of the Purchase Price, the Estimated Purchase Price or any adjustment to the Purchase Price hereunder, unless the Seller has not delivered to the Purchaser the certificate referred to in Section 4.2(o)(Closing Deliveries of the Seller) on Closing. The Purchaser shall file within thirty (30) days after the Closing Date, on a “protective” basis (that is, without taking a position that the Target Shares or any of them are “taxable Canadian property” or “taxable Québec property”), both a notice under sub-section 116(5.02) of the ITA and a notice under section 1101.2 of the TAQ in respect of the acquisition of the Target Shares.

(2)           Directed Amount.  The Seller agrees to pay on behalf of SLAL, out of the funds directed to the Seller by SLAL under Section 4.2(l)(Closing Deliveries of Seller), an amount equal to [Redacted amount](the “Directed Amount”), being [Redacted amount] of the SLAL Deemed Dividend, in the manner provided for in Section 4.2(l)(Closing Deliveries of the Seller), Section 4.3(b)(Closing Deliveries of the Purchaser) and Section 4.4(Tax Remittance), on account of SLAL’s obligation to pay the SLAL Deemed Dividend Tax.  Notwithstanding the foregoing, if the governments of the United Kingdom and Canada enter into an agreement, after the date hereof and before the Closing Date, to amend Article 10(2)(a) of the Convention, with effect on or prior to the Closing Date, then the Directed Amount shall be determined as the lowest percentage rate of withholding provided for in any successor provision to such Article 10(2)(a), applied to the SLAL Deemed Dividend, unless such lowest percentage shall be manifestly inapplicable to the SLAL Deemed Dividend in light of the terms and conditions provided for in such successor provision for such lowest percentage rate, in which case the Seller and the Purchaser shall negotiate in good faith the percentage rate of withholding to be applied.

(3)           No Withholding on Account of SLAL Deemed Dividend.  Having regard to Section 2.11(2), Section 7.1(iii)(Tax Indemnity) and Section 7.12(SLAL Deemed Dividend Tax), and without precluding the Purchaser from making a claim for indemnification in respect of the SLAL Deemed Dividend under such provisions, the Purchaser agrees that it is not required to and shall not withhold Canadian federal or provincial tax on account of the SLAL Deemed Dividend from any payment of the Purchase Price, the Estimated Purchase Price or any adjustment to the Purchase Price hereunder, except that the Purchaser shall make the directed payment to SCDA provided for in Section 4.3(b) and shall cause SCDA to effect the remittance to the Canada Revenue Agency contemplated in Section 4.4.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1           Representations and Warranties of the Seller.  As a material inducement to the Purchaser entering into this Agreement and completing the Proposed Transactions and acknowledging that the Purchaser is entering into this Agreement in reliance upon the representations and warranties of the Seller set out in this Section 3.1, the Seller represents and warrants to the Purchaser as follows as of the date hereof but not as of the Closing Date other than in respect of the Seller Fundamental Representations and the Surviving Tax Representations, which the Seller represents and warrants as of the date hereof and as of the Closing Date:

(1)           Incorporation and Corporate Power of Seller and Parent.  Each of the Seller and the Parent is incorporated, organized and subsisting under the laws of the jurisdiction of its incorporation.  Each of the Seller and the Parent has the corporate power, authority and capacity to execute and deliver this Agreement and each Transaction Agreement to which it is a party and to perform its obligations hereunder and thereunder.

(2)           Seller and Parent Solvency.  No proceedings have been taken or authorized by the Seller or the Parent or, to the knowledge of the Seller, by any other Person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding-up of the Seller or the Parent.

(3)           Authorization by Seller, Parent, SLAL, SLFI and SLI Canada.  Each of the Seller, the Parent and SLAL has, except in the case of the Parent’s requirement to obtain the Parent Shareholder Approval, taken all corporate action necessary to authorize the execution and delivery of, and the observance and performance of its covenants and obligations under this Agreement and each Transaction Agreement to which it will be a party. SLFI and SLI Canada have each taken all corporate action necessary to authorize the transfer of their respective Target Shares to the Purchaser.

(4)           Enforceability of Obligations of Seller, Parent and SLAL.  This Agreement constitutes, and each other Transaction Agreement to which the Seller will be a party will on Closing constitute, subject to obtaining the Regulatory Approvals required to be obtained by the Seller and, in the case of the Parent, the Parent Shareholder Approval, and assuming the due and valid authorization, execution and delivery hereof by the Purchaser and the due and valid authorization, execution and delivery of the Transaction Agreements by the Purchaser or its Affiliates who are party to the Transaction Agreements, as applicable, a valid and binding obligation of the Seller, the Parent and SLAL, as applicable, in accordance with its terms, subject to the Enforcement Exceptions.

(5)           Absence of Conflicts.  Except as set out in Section 3.1(16) of the Disclosure Letter and subject to obtaining the Regulatory Approvals and, in the case of the Parent, the Parent Shareholder Approval, the execution, delivery and performance, as applicable, of this Agreement and the Transaction Agreements by the Seller, the Parent and SLAL, as applicable, does not result in or constitute and in the case of the Transaction Agreements, will not result in or constitute on Closing, any of the following:

(a)
a default, breach or violation or an event that, with notice or lapse of time or both, would be a material default, breach or violation of any of the terms, conditions or provisions of the (i) articles or by-laws of the Seller, the Parent, SLAL or any Transferred Entity; or (ii) any Material Contract; or

(b)	a material violation of any Applicable Law.

(6)           Ownership and Organization of the Transferred Entities.

(a)
Part I of Section 3.1(6) of the Seller Disclosure Letter sets forth in respect of each Transferred Entity (i) its jurisdiction of incorporation, (ii) the number of authorized, issued and outstanding shares of each class of shares of such Transferred Entity, and (iii) the registered owner of all outstanding shares of each class of shares of such Transferred Entity, as of the date hereof.  Part II of Section 3.1(6) of the Seller Disclosure Letter sets forth in respect of each Transferred Entity (i) its jurisdiction of incorporation, (ii) the number of authorized, issued and outstanding shares of each class of shares of such Transferred Entity and (iii) the registered owner of all outstanding shares of each class of shares of such Transferred Entity, as of the Closing Date.

(b)
The Seller is the registered and beneficial owner of all the Target Shares free and clear of all Liens.  In accordance with the Pre-Closing Reorganization, immediately prior to Closing, the Seller will be the registered and beneficial owner of all of the Target Shares other than the SLAL Held Shares and SLAL will be the registered and beneficial owner of the SLAL Held Shares, in each case, free and clear of all Liens.  There are no restrictions of any kind on the transfer of the Target Shares except those set out in the articles of SLFI and SLI Canada and the SLFI Shareholders Agreement.

(c)	SLFI is the registered and beneficial owner of all of the issued and outstanding shares in each of the Principal Target Entities, other than itself and SLI Canada, free and clear of all Liens.

(d)	Each of the Transferred Entities is incorporated, organized and subsisting under the laws of its jurisdiction of incorporation.

(e)
Other than the SLFI Shareholders Agreement, there are no shareholders’ agreements governing the affairs of any of the Transferred Entities or the relationship, rights and duties of its shareholders, nor are there any voting trusts or other similar agreements with respect to the ownership or voting of any shares of any of the Transferred Entities.

(f)
Except as contemplated by the Pre-Closing Reorganization, no Person other than the Purchaser has, or has any right capable of becoming, any agreement, option, right or privilege for the purchase or other acquisition from the Seller or any of its Affiliates of any of the shares or other securities of any of the Transferred Entities.

(g)	The shares of each of the Transferred Entities have been and will be, as at Closing, validly issued in compliance with Applicable Law.

(h)
Except as listed at Section 3.1(6) of the Seller Disclosure Letter and except for the General Investment Assets, the Standard Life Funds and the interests of SCDA in the Real Property Joint Ventures, none of the Transferred Entities has a direct or indirect equity or other ownership interest in any other Person.

(7)           Qualification to do Business.  Each of the Transferred Entities is registered, licensed, exempt from license requirements by the applicable Governmental Authority or otherwise qualified to do business in all material respects under the laws of the jurisdictions specified at Section 3.1(7) of the Seller Disclosure Letter.  Each of the Transferred Entities has all necessary corporate power, authority, and capacity to carry on its business and to own or lease and operate its property and assets as now carried on and owned or leased and operated.

(8)           Principal Target Entity Solvency.  No proceedings have been taken or authorized by any Principal Target Entity or, to the knowledge of the Seller, by any other Person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding up of any Principal Target Entity.

(9)           Financial Statements.

(a)
The SCDA 2013 Annual Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles.  The SCDA 2013 Annual Financial Statements fairly present, in all material respects, the financial position of SCDA as of December 31, 2013 and its financial performance and its cash flows for the fiscal year ending December 31, 2013, in accordance with Canadian Generally Accepted Accounting Principles.

(b)	The SCDA 2013 Regulatory Statements have been prepared in accordance with Applicable Law.

(c)
The SCDA 2014 Interim Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles, subject to usual year-end adjustments and the exclusion of footnotes. The SCDA 2014 Interim Financial Statements fairly present, in all material respects, the financial position of SCDA as of June 30, 2014, in accordance with Canadian Generally Accepted Accounting Principles subject to such year-end adjustments and exclusions.

(d)
The Standard Life Bermuda 2013 Annual Financial Statements have been prepared based on Applicable Law.  The Standard Life Bermuda 2013 Annual Financial Statements fairly present, in all material respects, the financial position of Standard Life Bermuda as of December 31, 2013 and its financial performance for the fiscal year ending December 31, 2013.

(e)
The Standard Life Bermuda 2014 Interim Financial Statements have been prepared based on Applicable Law, subject to any usual year-end adjustments and the exclusion of footnotes, if applicable. The Standard Life Bermuda 2014 Interim Financial Statements fairly present, in all material respects, the financial position of Standard Life Bermuda as of June 30, 2014, subject to any such applicable adjustments and exclusions.

(f)
The Non-Insurance Company 2013 Audited Annual Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles.  The Non-Insurance Company 2013 Audited Annual Financial Statements fairly present, in all material respects, the financial position of SLTC, SLI Canada and SLMF as of December 31, 2013 and their financial performance and their cash flows for the fiscal year ending December 31, 2013, in accordance with Canadian Generally Accepted Accounting Principles.

(g)
The Non-Insurance Company 2014 Interim Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles, subject to usual year-end adjustments and the exclusion of footnotes.  The Non-Insurance Company 2014 Interim Financial Statements fairly present, in all material respects, the financial position of SLTC, SLMF, SLFI and SLI Canada, respectively, as of June 30, 2014, in accordance with Canadian Generally Accepted Accounting Principles subject to such year-end adjustments and exclusions.

(h)
None of the Transferred Entities has incurred any material liabilities or obligations of a nature required to be provided for or reserved against in accordance with Canadian Generally Accepted Accounting Principles, which continue to be outstanding, except (a) as disclosed in the SCDA Financial Statements, the Standard Life Bermuda Financial Statements or the Non-Insurance Company Financial Statements, (b) as listed at Section 3.1(9) of the Seller Disclosure Letter, (c) as incurred in the Ordinary Course of Business since the date of the relevant balance sheet, or (d) in respect of any Policies, other than as specifically provided for in the written terms thereof and recorded in the Books and Records.

(i)
Each Transferred Entity maintains systems of internal accounting controls sufficient to provide reasonable assurances as to the reliability of financial reporting and the preparation of financial statements in accordance with Canadian Generally Accepted Accounting Principles and Applicable Laws.  No Transferred Entity nor, to the knowledge of the Seller, any director, officer, employee, auditor, accountant or representative of a Transferred Entity, has, during the two (2) year period immediately preceding the date hereof, identified or been made aware of (x) any deficiencies or weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to materially adversely affect that Transferred Entity’s ability to record, process, summarize and report material financial information or (y) any fraud, that involves management or other employees who have a significant role in the internal controls over financial reporting of each Transferred Entity. Each Transferred Entity has adopted record keeping and reporting systems that comply in all material respects with requirements of Applicable Law and is in compliance in all material respects therewith.

(j)	No amount has been allowed, provided, accrued or reserved for in the deferred tax asset account of the SCDA Financial Statements in respect of the matters at issue in the Tax Litigation.

(10)           No Violation of Law; Required Licences and Permits.  Except as listed at Section 3.1(10) of the Seller Disclosure Letter (i) no Transferred Entity is in material violation of any Applicable Law, and (ii) no Transferred Entity is a party or subject to any Order with any Governmental Authority that is charged with regulating or supervising any Transferred Entity which imposes any restrictions on or otherwise affects the Target Business.  Notwithstanding the foregoing sentence, except as otherwise expressly provided herein, no representations and warranties are being provided in this Agreement in respect of compliance with Applicable Laws in respect of any Real Property Investment Assets. Except as listed at Section 3.1(10) of the Seller Disclosure Letter, during the two (2) year period immediately preceding the date hereof, none of the Transferred Entities has received any written notice from any Governmental Authority that alleges any material non-compliance (or that any Transferred Entity is under investigation by any such Governmental Authority for alleged material non-compliance) with any Applicable Laws.  Except as listed at Section 3.1(10) of the Seller Disclosure Letter, each Transferred Entity has all material Licences necessary for the conduct of the Target Business and the business of each Transferred Entity is being conducted and has, during the two (2) year period immediately preceding the date hereof, been conducted, in compliance with all such Licences in all material respects.  To the knowledge of the Seller, during the two (2) year period immediately preceding the date hereof, no Person has Threatened to revoke, amend or impose any condition in respect of, or commenced proceedings to revoke, amend or impose conditions in respect of, any material Licence.  In the two (2) year period immediately preceding the date hereof, each Transferred Entity has paid (or accrued) in all material respects all assessments or other payments required by any Governmental Authority to be paid by it in respect of any licensing requirements by such Governmental Authority and has paid (or accrued) all contributions required to be made by it to Assuris.  In the two (2) year period immediately preceding the date hereof, each Transferred Entity has made all material required filings with all Governmental Authorities having jurisdiction over such Transferred Entity and such filings are complete and accurate in all material respects.

(11)           Privacy Laws.

(a)
Copies of the privacy policies governing the collection, use and disclosure of Personal Information by the Transferred Entities as of the date hereof (each a “Target Privacy Policy”) have been made available to the Purchaser.

(b)
Except as listed at Section 3.1(11) of the Seller Disclosure Letter, each of the Transferred Entities has, during the two (2) year period immediately preceding the date hereof, complied in all material respects with (i) all applicable Privacy Laws, and (ii) its respective Target Privacy Policy in connection with the collection, use and disclosure of Personal Information by such Transferred Entity.  With respect to CASL, each of the Transferred Entities has implemented policies with respect to compliance with CASL and has used commercially reasonable efforts to comply with the in-force requirements of CASL.

(12)           Regulatory Approvals.  Except as listed at Section 3.1(12) of the Seller Disclosure Letter, no Regulatory Approval or filing with any Governmental Authority is required to be obtained or made by the Seller or a Transferred Entity in connection with the execution and delivery of, and performance by the Seller or the Transferred Entities of their obligations under this Agreement or the Transaction Agreements other than (a) any Regulatory Approval or notice the failure of which to obtain or make would not reasonably be likely to have a material adverse effect on the continued operation of a Transferred Entity or the Target Business after Closing in the same manner as operated as at the Closing Date or (b) as would be required solely as a result of the identity or regulatory status of the Purchaser or its Affiliates.

(13)           Legal Proceedings.  Except as listed at Section 3.1(13) of the Seller Disclosure Letter, there are no material Legal Proceedings in progress or pending against a Transferred Entity, or, to the knowledge of the Seller, Threatened against a Transferred Entity or in progress, pending or Threatened against a Real Property Joint Venture.  Except as listed at Section 3.1(13) of the Seller Disclosure Letter, none of the Transferred Entities is a plaintiff or complainant in any material Legal Proceeding.

(14)           Premises Leases.  None of the Transferred Entities is a lessee to, or under any agreement to become a lessee to, any lease with respect to real property that is material to the Target Business other than the Premises Leases set forth at Section 3.1(14) of the Seller Disclosure Letter, copies of which have been made available to the Purchaser.  Except as listed at Section 3.1(14) of the Seller Disclosure Letter, no Consent is required to be obtained by any Transferred Entity nor is any notice required to be given by any Transferred Entity under any material Premises Lease in connection with the completion of the transactions contemplated herein.

(15)           Real Property.

(a)
Section 3.1(15) of the Seller Disclosure Letter sets out the municipal address for all of the material Owned Real Property that is occupied by a Transferred Entity and a registrable legal description thereof.  A list of all Owned Real Property has been made available to the Purchaser.  A Transferred Entity has legal title to the Owned Real Property free and clear of all Liens, except Permitted Liens.

(b)	There are no existing or, to the knowledge of the Seller, Threatened expropriation proceedings that would result in the taking of all or any material part of the Owned Real Property.

(16)           Material Contracts.  Section 3.1(16) of the Seller Disclosure Letter lists the Material Contracts as of the date hereof.  Copies or summaries of all Material Contracts have been made available to the Purchaser.  Each Material Contract is a valid and binding obligation of, and is an enforceable obligation against, the Transferred Entity that is a party thereto, and assuming the due and valid authorization, execution and delivery thereof by the other party thereto, subject to the Enforcement Exceptions.  Except as listed at Section 3.1(16) of the Seller Disclosure Letter, none of the Transferred Entities is in default in any material respect under any Material Contract nor, during the two (2) year period immediately preceding the date hereof, has any Transferred Entity received any notice of a material default by a Transferred Entity under any Material Contract.  Except as listed at Section 3.1(16) of the Seller Disclosure Letter, there are no material disputes between a Transferred Entity and any other party to a Material Contract in respect of such Material Contract nor has, during the two (2) year period immediately preceding the date hereof, any Transferred Entity received any notice of a material dispute.  Except as listed at Section 3.1(16) of the Seller Disclosure Letter, no Consent is required to be obtained by any Transferred Entity nor is any notice required to be given by any Transferred Entity under any Material Contract in connection with the completion of the transactions contemplated herein.

(17)           Policies.  Except as listed at Section 3.1(17) of the Seller Disclosure Letter:

(a)
all in-force Policies issued by the Target Insurance Companies have been, in the five (5) year period immediately preceding the date hereof, issued, maintained and serviced in accordance, in all material respects, with their written terms and all Applicable Law;

(b)
all in-force Policies issued or assumed by Third Parties and subsequently assumed by the Target Insurance Companies have been, in the five (5) year period immediately preceding the date hereof or the date each such Policy was assumed if more recent than the date which is five (5) years prior to the date hereof, maintained and serviced, in all material respects, in accordance with their written terms;

(c)
each of the Target Insurance Companies has in the five (5) year period immediately preceding the date hereof, in respect of the in-force Policies it has issued, complied in all material respects with the underwriting guidelines applicable to such Target Insurance Company at the time of issuance;

(d)
during the five (5) year period immediately preceding the date hereof, all benefits due and payable under Policies have in all material respects been paid in accordance with the terms of the Policies under which they arose, except for such benefits for which the Target Insurance Companies believes there is a basis to contest payment; and

(e)
the Target Insurance Companies are not in default or breach in any material respect of any Policy and for greater certainty, a claim under a Policy which is being disputed in good faith shall be deemed not to be a default thereunder or breach thereof.

(18)           Actuarial Reports.  The Seller has made available to the Purchaser complete copies of the signed reserve reports prepared by the appointed actuary of SCDA and the approved actuary of Standard Life Bermuda in respect of the three (3) most recently completed fiscal years of each Target Insurance Company (collectively, the “Actuarial Analyses”) as listed at Section 3.1(18) of the Seller Disclosure Letter.  Except as qualified in the Actuarial Analyses, all of the information and data furnished by the Target Insurance Companies to their respective actuaries (independent or otherwise) in connection with the preparation of the Actuarial Analyses were complete and accurate in all material respects.  To the knowledge of the Seller, each Actuarial Analysis was based upon an inventory of Policies in force for the applicable Target Insurance Company that was accurate, in all material respects, at the relevant time of preparation.  To the knowledge of the Seller, the Actuarial Analyses were prepared, in all material respects, in conformity with applicable generally accepted actuarial standards, with such changes as have been stipulated by any Governmental Authority charged with oversight over such standards and the information, data and disclosure therein accurately reflects, in all material respects, the methods and assumptions used in determining the actuarial liabilities of each of the Target Insurance Companies.

(19)           Reserves.

(a)
Except as qualified in the Actuarial Analyses, the reserves and provisions for payment of the Policy Liabilities reflected in, or included with, the SCDA Financial Statements and Standard Life Bermuda Financial Statements have been determined by the appointed actuary of SCDA and the approved actuary of Standard Life Bermuda, in all material respects, in accordance with generally accepted actuarial standards, including the Standards of Practice of the Canadian Institute of Actuaries, as applicable, with such changes as have been stipulated by any Governmental Authority charged with oversight over such standards, provided that the Seller makes no representation or warranty whatsoever with respect to the adequacy of the General Investment Assets to satisfy the Policy Liabilities.

(b)
During the two (2) year period immediately preceding the date hereof, no Governmental Authority has provided written notice to the Target Insurance Companies that it is disputing the methods used by any of the Target Insurance Companies in establishing and valuing current actuarial liabilities nor has any such Governmental Authority provided written notice to a Target Insurance Company that it is requesting or requiring that capital, in addition to the current amount thereof, be invested in any of the Target Insurance Companies.

(20)           Minimum Capital Requirements.  Complete copies of all material reports prepared by SCDA and submitted to OSFI relating to its minimum continuing capital and surplus requirements for each of the periods in the years ended December 31, 2012 and 2013 have been made available to the Purchaser and the calculations therein have been made, in all material respects, in accordance with Applicable Law.

(21)           Reinsurance and Coinsurance.  Section 3.1(21) of the Seller Disclosure Letter contains a list of all reinsurance or coinsurance treaties and agreements to which each of the Target Insurance Companies is a party or under which the Target Insurance Companies have any existing rights, obligations or liabilities and that were listed as material reinsurance agreements in the most recent Actuarial Analyses (the “Material Reinsurance Agreements”). The Seller has made available to the Purchaser complete copies of all Material Reinsurance Agreements.  Each of the Material Reinsurance Agreements is a valid and binding obligation of, and is an enforceable obligation against, the Target Insurance Company party thereto and, assuming the due and valid authorization, execution and delivery thereof by the other parties thereto, against each such other party, subject in each case to the Enforcement Exceptions.  Neither of the Target Insurance Companies is, and, as of the date hereof, to the knowledge of the Seller, no other party to any of such Material Reinsurance Agreements is, in default in any material respect as to any provision of the Material Reinsurance Agreements. Neither of the Target Insurance Companies

has, during the two (2) year period immediately preceding the date hereof, received any notice from any applicable reinsurer that any material amount of reinsurance ceded by a Target Insurance Company will be uncollectible or otherwise defaulted upon by the applicable reinsurer or of a material default by a Target Insurance Company under any Material Reinsurance Agreement or, except as listed at Section 3.1(21) of the Seller Disclosure Letter, of a material dispute between a Target Insurance Company and any other party to a Material Reinsurance Agreement, with respect to such Material Reinsurance Agreement.  Except as listed at Section 3.1(21) of the Seller Disclosure Letter, no Consent is required to be obtained by the Target Insurance Companies nor is any notice required to be given by a Target Insurance Company under any Material Reinsurance Agreement in connection with the completion of the transactions contemplated herein. Each of the Target Insurance Companies is entitled to take the amount of credit claimed in its statutory statements for all reinsurance and coinsurance ceded by it pursuant to any Material Reinsurance Agreement to which it is a party.

(22)           Insurance Distributors.

(a)
Section 3.1(22) of the Seller Disclosure Letter contains a list of the ten (10) largest distributors of Policies for the Target Insurance Companies (sorted by, in the case of (i) group insurance, annual premium (administrative service only and insured combined), (ii) group retirement assets, and (iii) retail brokers) for the 2013 calendar year (the “Key Insurance Distributors”).  Section 3.1(22) of the Seller Disclosure Letter lists all Contracts with Key Insurance Distributors relating to the distribution of Policies as of the date hereof (the “Key Insurance Distributor Agreements”). Copies or summaries of all Key Insurance Distributor Agreements have been made available to the Purchaser. Each Key Insurance Distributor Agreement is a valid and binding obligation of, and is an enforceable obligation against, the Target Insurance Company that is a party to the Key Insurance Distributor Agreement, assuming the due and valid authorization, execution and delivery thereof by the other parties thereto, subject in each case to the Enforcement Exceptions.  Except as listed at Section 3.1(22) of the Seller Disclosure Letter, the Target Insurance Companies have not, during the two (2) year period immediately preceding the date hereof, received any notice of a material default under any Key Insurance Distributor Agreement or of a material dispute between a Target Insurance Company and any other party to a Key Insurance Distributor Agreement and no Target Insurance Company nor, to the knowledge of the Seller, any Key Insurance Distributor, is in default in any material respect with respect to any Key Insurance Distributor Agreement.  Except as listed at Section 3.1(22) of the Seller Disclosure Letter, no Consent is required to be obtained by a Target Insurance Company nor is any notice required to be given by a Target Insurance Company under any Key Insurance Distributor Agreement in connection with the completion of the transactions contemplated herein.

(b)
The Seller has provided the Purchaser with complete copies of the standard forms of Contracts with the intermediaries of the Target Insurance Companies that sold or otherwise distributed any of the currently in-force Policies, other than the Key Insurance Distributors, (the “Other Intermediaries”) in respect of the two (2) year period immediately preceding the date hereof.

(c)
To the knowledge of the Seller, during the two (2) year period immediately preceding the date hereof, each Key Insurance Distributor and each Other Intermediary at the time such Person sold, or otherwise distributed any insurance Policies for any of the Target Insurance Companies was duly licensed to sell or distribute the type of Policies sold or distributed in the particular jurisdiction in which such Person sold or distributed such Policies and did not violate any Applicable Law with respect thereto in any material respect.

(23)           Standard Life Mutual Funds.  Except as listed at Section 3.1(23) of the Seller Disclosure Letter or as would not reasonably be likely to have a material adverse effect on the continued operation of the Target Business after Closing in the same manner as operated as at the Closing Date:

(a)
each Standard Life Mutual Fund is, and has been at all times since its creation, a duly established trust created and validly existing under the laws of the Province of Ontario or the Province of Quebec or a corporation or class of shares of a corporation incorporated and validly existing under the Laws of Canada, in each case having all necessary power, authority and capacity to own property and assets;

(b)	during the two (2) year period immediately preceding the date hereof, each Standard Life Mutual Fund has made all required filings under Applicable Law;

(c)
all outstanding shares or trust units of each Standard Life Mutual Fund have been duly created and validly issued in accordance with the Fund Constating Documents of such Standard Life Mutual Fund and Applicable Law;

(d)	during the two (2) year period immediately preceding the date hereof the Standard Life Mutual Funds:

(i)	have only declared or made distributions or dividends (as the case may be) as contemplated by their respective Fund Constating Documents; and

(ii)
have only carried on activities, or entered into contracts, commitments or transactions in accordance with the applicable Fund Constating Documents and consistent in all material respects with the disclosure in the applicable Standard Life Funds Prospectus;

(e)
the Standard Life Mutual Funds Contracts constitute all of the material contracts or agreements entered into by or on behalf of or in respect of the Standard Life Mutual Funds, and constitute all of the material contracts and agreements necessary for the operation of the Standard Life Mutual Funds in material compliance with Applicable Law and their respective Fund Constating Documents;

(f)
none of the Standard Life Mutual Funds and the applicable Transferred Entities is in any material default or breach of any agreement by which the investment fund manager of such Standard Life Mutual Fund is appointed, or in material breach or default of any other Standard Life Mutual Funds Contract;

(g)
there are no material agreements, options or rights pursuant to which the investment fund manager of a Standard Life Mutual Fund is or may become obligated to resign or has been required or requested to resign as investment fund manager of such Standard Life Mutual Fund or appoint any successor;

(h)
the Fund Constating Documents of each of the Standard Life Mutual Funds and the Standard Life Mutual Funds Contracts, complete and accurate copies of which have been made available to the Purchaser, are in full force and effect and are not in the process of being materially amended;

(i)
during the two (2) year period immediately preceding the date hereof, each Standard Life Funds Prospectus constituted, as at its respective date, full, true and plain disclosure of all material facts relating to the Standard Life Mutual Fund and no Standard Life Funds Prospectus contained, at the time securities of such Standard Life Mutual Fund were sold to any Person under such Standard Life Funds Prospectus, any misrepresentation (as such term is defined in the Securities Act (Ontario));

(j)	Standard Life Foundation is the beneficial owner of all voting securities of Standard Life Corporate Class;

(k)	there is no requirement for any Standard Life Mutual Fund to obtain any Regulatory Approval;

(l)
there is no material action, suit, application, complaint, claim, proceeding or investigation pending or, to the knowledge of the Seller, Threatened in writing against or involving any of the Standard Life Mutual Funds.  In the two (2) year period immediately preceding the date hereof, none of the Seller or Standard Life Mutual Fund has received notice of any out of the ordinary course, material regulatory review or field audit by any Securities Authority and, to the knowledge of the Seller, there is no pending out of the ordinary course, material regulatory review or field audit by any Securities Authority in respect of any Standard Life Mutual Fund or its investment fund manager or portfolio manager;

(m)
the independent review committee for the Standard Life Mutual Funds has been duly constituted in accordance with the requirements of National Instrument 81-107 Independent Review Committee for Investment Funds (“NI 81-107”).  During the two (2) year period immediately preceding the date hereof, all material conflict of interest matters required under such Instrument to be referred to such committee by the investment fund manager of each Standard Life Mutual Fund have been referred to such committee for its recommendation or approval, as applicable, and such investment fund manager has not proceeded with any material transaction or matter which such committee did not conclude would achieve a fair and reasonable result for the securityholders of such Standard Life Mutual Fund or other applicable standard in NI 81-107;

(n)
during the two (2) year period immediately preceding the date hereof, each calculation of the net asset value per security of each Standard Life Mutual Fund has been made in accordance in all material respects with the material requirements of National Instrument 81-106 Investment Fund Continuous Disclosure except to the extent valid exemptions from those requirements were provided by the applicable Securities Authorities or obtained in respect of a particular Standard Life Mutual Fund;

(o)
during the two (2) year period immediately preceding the date hereof, no errors or omissions have been made in the calculation of the net asset value per security of any Standard Life Mutual Fund where the extent of such error or omission exceeded zero point five percent (0.50%) of the net asset value per security, properly calculated;

(p)
during the two (2) year period immediately preceding the date hereof, all service fees or trailing commissions payable to any dealer in respect of securities of a Standard Life Mutual Fund held by clients of such dealer to the date hereof have been duly paid to the dealer entitled to receive the same in accordance with the terms of the contracts with such dealers;

(q)
except where the custodian or sub-custodian of a Standard Life Mutual Fund is the legal owner of portfolio assets, each Standard Life Mutual Fund is the legal and beneficial owner of the portfolio assets held by it and has good and marketable title thereto, in each case, free of all Liens, except for Liens permitted by Applicable Law, and except for such portfolio securities as have been lent pursuant to securities lending arrangements permitted by Applicable Law or deposited with dealers or counterparties under derivatives transactions permitted by Applicable Law;

(r)	during the two (2) year period immediately preceding the date hereof, each Segregated Fund has made all material required filings under Applicable Law;

(s)
during the two (2) year period immediately preceding the date hereof, each calculation of the valuation of each Segregated Fund has been made in accordance with the requirements of Applicable Law in all material respects; and

(t)
during the two (2) year period immediately preceding the date hereof, no material errors or omissions have been made in the calculation of the value of any Segregated Fund where the extent of such error or omission exceeded zero point five percent (0.50%) of the value per unit, properly calculated.

(24)           SLI Pooled Funds.  Except as listed at Section 3.1(24) of the Seller Disclosure Letter or as would not reasonably be likely to have a material adverse effect on the continued operation of the Target Business after Closing in the same manner as operated as at the Closing Date:

(a)	each SLI Pooled Fund is, and has been at all times since its creation, a duly established trust or limited partnership created and validly existing under the

Laws of the Province of Ontario or the Province of Quebec, as applicable, having all necessary power, authority and capacity to own property and assets;

(b)	during the two (2) year period immediately preceding the date hereof, each SLI Pooled Fund has made all required filings under Applicable Law;

(c)
all outstanding trust or limited partnership units of each SLI Pooled Fund have been duly created and validly issued in accordance with the Fund Constating Documents of such SLI Pooled Fund and Applicable Law;

(d)	during the two (2) year period immediately preceding the date hereof, the SLI Pooled Funds:

(i)	have only made distributions as contemplated by their respective Fund Constating Documents; and

(ii)	have only carried on activities, or entered into contracts, commitments or transactions in accordance with the applicable Fund Constating Documents;

(e)
the SLI Pooled Funds Contracts constitute all of the material contracts or agreements entered into by or on behalf of or in respect of the SLI Pooled Funds, and constitute all of the material contracts and agreements necessary for the operation of the SLI Pooled Funds in compliance in all material respects with Applicable Law;

(f)
none of the SLI Pooled Funds and the applicable Transferred Entities is in any material default or breach of any agreement by which the investment fund manager of such SLI Pooled Fund is appointed, or in material breach or default of any other SLI Pooled Funds Contract;

(g)
there are no material agreements, options or rights pursuant to which the investment fund manager of a SLI Pooled Fund is or may become obligated to resign or has been required or requested to resign as investment fund manager of such SLI Pooled Fund or appoint any successor;

(h)
the Fund Constating Documents of each of the SLI Pooled Funds and the SLI Pooled Funds Contracts, complete and accurate copies of which have been provided to the Purchaser, are in full force and effect and are not in the process of being materially amended;

(i)	there is no requirement for any SLI Pooled Fund to obtain any Regulatory Approval;

(j)
there is no material action, suit, application, complaint, claim, proceeding or investigation pending or, to the knowledge of the Seller, Threatened in writing against or involving any of the SLI Pooled Funds.  In the two (2) year period immediately preceding the date hereof, none of the Seller or SLI Canada has received notice of any material, out of the ordinary course regulatory review or field audit by any Securities Authority and, to the knowledge of the Seller, there is no pending material, out of the ordinary course regulatory review or field audit in respect of any SLI Pooled Fund or its investment fund manager or portfolio manager;

(k)
during the two (2) year period immediately preceding the date hereof, any securities of a SLI Pooled Fund issued to residents in Canada have been sold in material compliance with, or pursuant to valid exemptions from, the prospectus requirement and dealer registration requirements of Applicable Law of the province or territory of Canada in which the purchaser of such securities resides and all required private placement or other filings in respect of such sales have been duly and effectively made and all required filing fees paid;

(l)
during the two (2) year period immediately preceding the date hereof, no errors or omissions have been made in the calculation of the net asset value per unit of any SLI Pooled Fund where the extent of such error or omission exceeded zero point five percent (0.50%) of the net asset value per unit, properly calculated; and

(m)
except where the custodian or sub-custodian of a SLI Pooled Fund is the legal owner of portfolio assets, each SLI Pooled Fund is the legal and beneficial owner of the portfolio assets held by it and has good and marketable title thereto, in each case, free of all Liens, except for Liens permitted by Applicable Law, and except for such portfolio securities as have been lent pursuant to securities lending arrangements permitted by Applicable Law or deposited with dealers or counterparties under derivatives transactions permitted by Applicable Law.

(25)           Mutual Fund Distributors.  Section 3.1(25) of the Seller Disclosure Letter contains a list of the ten (10) largest distributors of SLMF (other than a Transferred Entity) for the 2012 and 2013 calendar years (the “Key Mutual Fund Distributors”).  Section 3.1(25) of the Seller Disclosure Letter lists all Contracts with Key Mutual Fund Distributors as of the date hereof (the “Key Mutual Fund Distributor Agreements”).  Copies or summaries of all Key Mutual Fund Distributor Agreements have been made available to the Purchaser.  Each Key Mutual Fund Distributor Agreement is a valid and binding obligation of, and is an enforceable obligation against, SLMF, assuming the due and valid authorization, execution and delivery thereof by the other party thereto, subject to the Enforcement Exceptions.  SLMF has not, during the two (2) year period immediately preceding the date hereof, received any notice of a material default under any Key Mutual Fund Distributor Agreement or of a material dispute between it and any other party to a Key Mutual Fund Distributor Agreement in respect of such Key Mutual Fund Distributor Agreement.  Except as listed in Section 3.1(25) of the Seller Disclosure Letter, no Consent is required to be obtained by SLMF nor is any notice required to be given by SLMF, under any Key Mutual Fund Distributor Agreement in connection with the completion of the transactions contemplated herein.

(26)           JV Agreements.  Section 3.1(26) of the Seller Disclosure Letter contains a list of all material contracts relating to the establishment and governance of the Real Property Joint Ventures (the “JV Agreements”).  Copies or summaries of all JV Agreements have been made available to the Purchaser.  Each JV Agreement is a valid and binding obligation of, and is an enforceable obligation against, a Transferred Entity or a Real Property Joint Venture, assuming the due and valid authorization, execution and delivery thereof by the other party thereto, subject to the Enforcement Exceptions.  Except as listed at Section 3.1(26) of the Seller Disclosure Letter, to the knowledge of the Seller, no Transferred Entity has, during the two (2) year period immediately preceding the date hereof, received any notice of a material default under any JV Agreement or of a material dispute between a Transferred Entity, and any other party to a JV Agreement in respect of such JV Agreement.  Except as listed at Section 3.1(26) of the Seller Disclosure Letter, no Consent is required to be obtained by a Transferred Entity nor is any notice required to be given by a Transferred Entity under any JV Agreement in connection with the completion of the transactions contemplated herein.

(27)           Books and Records.  The Books and Records have been maintained, in all material respects, in accordance with Applicable Law and commercially reasonable business and generally accepted industry practices.  The minute books of each of the Transferred Entities have been maintained, in all material respects, in accordance with Applicable Law.  The share certificate book, register of shareholders, register of transfers and register of directors and officers of each of the Transferred Entities are complete and accurate in all material respects.  Except as listed at Section 3.1(27) of the Seller Disclosure Letter, all material Books and Records are in the full possession and exclusive control of, and are owned exclusively by, the Transferred Entities or their Affiliates.  The ownership, possession or control of the Excluded Books and Records is not required to carry on the Target Business in all material respects in the manner in which, and to the extent to which, it is conducted as at the date of this Agreement.

(28)           Title to Assets.

(a)
Except as listed at Section 3.1(28) of the Seller Disclosure Letter, each of the Transferred Entities has legal and beneficial title to all of its owned material property and assets (other than the General Investment Assets), free and clear of any and all Liens, except for Permitted Liens.  Except as listed at Section 3.1(28) of the Seller Disclosure Letter, there is no agreement, option or other right or privilege outstanding in favour of any Person, other than the Purchaser, for the purchase from a Transferred Entity of the business carried on by that Transferred Entity or of any of the material property or assets of a Transferred Entity (other than General Investment Assets), other than in the Ordinary Course of Business.

(b)
The Seller has made available to the Purchaser a list of all General Investment Assets as at June 30, 2014 and such list is complete in all material respects. Each of the General Investment Assets is an investment in which the applicable Target Insurance Company may invest its funds under its investment and lending policies and Applicable Laws.  Each of the Target Insurance Companies has good and marketable title to its General Investment Assets, except for (i) Permitted Liens, (ii) those General Investment Assets that have been disposed of in the Ordinary Course of Business or redeemed in accordance with their terms, (iii) interests in real property held by a Real Property Joint Venture, where legal title is held by a nominee corporation for the parties to the Real Property Joint Venture, and (iv) the rights of Policyholders in respect of any Segregated Fund assets.

(c)	Except as listed at Section 3.1(28) of the Seller Disclosure Letter, as provided to the Purchaser pursuant to Sections 8.19, 8.20 or 8.21 or as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, the property, rights and assets owned, leased or otherwise used by the Transferred Entities comprise all the property, rights and assets necessary for the carrying on of the Target Business substantially in the manner in, and to the extent to, which it is conducted as at the date of this Agreement.

(29)           Intellectual Property.

(a)
Section 3.1(29) of the Seller Disclosure Letter lists all material Intellectual Property owned by a Transferred Entity that is the subject of registrations or pending applications for registrations, in a recognized official intellectual property office of a Governmental Authority (“Material Owned Intellectual Property”).  All of such registrations and applications for registration of the Material Owned Intellectual Property are recorded in the name of the Transferred Entity as listed at Section 3.1(29) of the Seller Disclosure Letter.

(b)
All unregistered material Intellectual Property used in the Target Business that is not owned by a Transferred Entity (“Material Licensed Intellectual Property”) is used by the Transferred Entities with the consent of, or license from, the owner thereof.

(c)
Except as listed at Section 3.1(29) of the Seller Disclosure Letter, (i) the Material Owned Intellectual Property is not subject to any ownership interest or option outstanding in favour of a Third Party for the purchase or licence from the Transferred Entities of the Material Owned Intellectual Property, and (ii) during the two (2) year period immediately preceding the date hereof, none of the Transferred Entities has granted any Person (other than a Transferred Entity) a licence to use any of the Material Owned Intellectual Property or the Material Licensed Intellectual Property.

(d)
To the knowledge of the Seller, the conduct of the Target Business does not infringe upon or otherwise violate, in each case, to any material extent any intellectual property right of any other Person.  Except as listed at Section 3.1(29) of the Seller Disclosure Letter, there are no Legal Proceedings in progress, pending or, to the knowledge of the Seller, Threatened against any of the Transferred Entities alleging that the conduct of the Target Business infringes upon or otherwise violates any intellectual property right of any other Person.

(e)
During the two (2) year period immediately preceding the date hereof, none of the Transferred Entities has brought or Threatened any Legal Proceeding against any other Person for infringement or violation of any Material Owned Intellectual Property or the Material Licensed Intellectual Property.

(30)           Environmental Matters.  Except as set forth in the environmental reports in the Virtual Data Room as of August 29, 2014,

(a)
during the five (5) year period immediately preceding the date hereof, the Target Business and the operation of the Owned Real Property have been carried on in compliance in all material respects with all Environmental Laws;

(b)
during the five (5) year period immediately preceding the date hereof, any Release by any Transferred Entity of any Hazardous Substance into the Environment has complied in all material respects with all Environmental Laws;

(c)
no Transferred Entity has in the five (5) year period immediately preceding the date hereof been or is now the subject of any material Remedial Order and, the Seller does not have any knowledge of any investigation or evaluation commenced or Threatened by any Governmental Authority as to whether any such material Remedial Order is necessary;

(d)
no Transferred Entity has in the five (5) year period immediately preceding the date hereof been prosecuted for or convicted of any material offence under any Environmental Law, or been found liable in any proceeding to pay any material fine, penalty, damages, amount or judgment to any Person as a result of any Release or threatened Release or as a result of any material breach of any Environmental Law; and

(e)
all material Environmental studies (including the results of any environmental audit assessment or Environmental management system) in the possession of the Transferred Entities and relating to the Transferred Entities, the Owned Real Property, and the Real Property Investment Assets held by the Real Property Joint Ventures, have been made available to the Purchaser.

Notwithstanding anything in this Section 3.1(30), the Seller makes no representations and warranties with respect to the compliance of any Real Property Investment Asset held by any of the Real Property Joint Ventures or Standard Life Fund Real Property with Environmental Laws.

(31)           Transactions with Affiliates.  Except as listed at Section 3.1(31) of the Seller Disclosure Letter:

(a)
no director or officer, former director or officer, or Employee of any Transferred Entity is engaged in any transaction or arrangement with or is a party to a Contract with, or has any indebtedness, liability or obligation to, any Transferred Entity, except for employment arrangements with Employees, the terms of which are disclosed in Section 3.1(31) of the Seller Disclosure Letter; and

(b)
no Transferred Entity is party to or bound by any Contract with the Parent, the Seller or any of their respective Affiliates (other than the Transferred Entities), other than the Intra-Company Reinsurance Agreements.

(32)           Insurance.

(a)
Section 3.1(32) of the Seller Disclosure Letter lists the property, casualty and liability insurance policies currently maintained by each Transferred Entity (the “Commercial Policies”).  Each of such Commercial Policies is a valid and binding obligation of, and is an enforceable obligation against, the Transferred Entity that is a party thereto, assuming the due and valid authorization, execution and delivery thereof by the other party thereto, subject to the Enforcement

Exceptions.  None of the Transferred Entities is in material default under any Commercial Policy nor has any Transferred Entity, during the two (2) year period immediately preceding the date hereof, received any notice of a material default by a Transferred Entity under any Commercial Policy. There are no material disputes between a Transferred Entity and any other party to a Commercial Policy in respect of such Commercial Policy nor has any Transferred Entity, during the two (2) year period immediately preceding the date hereof, received any notice of a material dispute.

(b)
Section 3.1(32) of the Seller Disclosure Letter lists and describes all material pending claims under any of the Commercial Policies.  During the two (2) year period immediately preceding the date hereof none of the Transferred Entities has failed to give any material notice or present any material claim under any of the Commercial Policies in a due and timely fashion.

(c)
During the two (2) year period immediately preceding the date hereof, no notice of cancellation or non-renewal with respect to, nor disallowance of any material claim under, any of the Commercial Policies has been received by a Transferred Entity.

(33)           Employment Matters.

(a)
Section 3.1(33) of the Seller Disclosure Letter lists all the Employees and other Persons who are receiving remuneration for work or services provided to a Transferred Entity who are not Employees, in each case identified by a neutral code, if individuals, and the position, status (active or inactive), length of service, location of employment, wages, salary, incentive, vacation entitlement, pensions and benefits of each Employee. The Parties acknowledge that (i) Section 3.1(33) of the Seller Disclosure Letter will not be delivered with this Agreement and, instead, has been delivered, prior to the date hereof, to the human resources Representative of the Purchaser and (ii) an unredacted version of Section 3.1(33) of the Seller Disclosure Letter will be delivered within fourteen (14) days after the date hereof.

(b)	Except as listed at Section 3.1(33) of the Seller Disclosure Letter:

(i)
each of the Transferred Entities is in compliance in all material respects with all Applicable Laws respecting employment and employment practices, terms and conditions of employment, wages and hours of work, human rights, pay equity, accessibility, occupational health and safety, and workers compensation; and

(ii)	none of the Transferred Entities is engaged in any material unfair labour practice.

(c)
Except as listed in Section 3.1(33) of the Seller Disclosure Letter or otherwise provided under Applicable Law, there is no employment contract between any Transferred Entity and any Employee that is not terminable on the giving of reasonable notice, nor are there any employment or other contracts providing for payments or other entitlements, contingent or otherwise, on or in connection with the Closing.

(d)	No material complaint, grievance or arbitration proceeding in respect of employment practices is pending or, to the knowledge of the Seller, Threatened against the Transferred Entities.

(e)
Except as listed at Section 3.1(33) of the Seller Disclosure Letter, no Transferred Entity is a party to or bound by, either directly or by operation of Applicable Law, any collective agreement, labour contract, letter of understanding, letter of intent, voluntary recognition agreement or legally binding commitment or written communication to any labour union, trade union or employee organization or group which may qualify as a trade union in respect of or affecting Employees or independent contractors of the Transferred Entities.  No union holds bargaining rights in respect of the Employees or independent contractors of the Transferred Entities.  There is no application at any labour board, including for the certification of a union, nor, to the knowledge of the Seller, is any union engaging in a campaign to unionize any Employees of the Transferred Entities.

(f)
There is no strike, labour dispute, work slow-down or stoppage pending or, to the knowledge of the Seller, Threatened against any Transferred Entity nor has there been any such strike, labour dispute, work slow-down or stoppage during the two (2) year period immediately preceding the date hereof.

(34)           Employee Plans.

(a)
Section 3.1(34) of the Seller Disclosure Letter contains a list of all written employee benefit, fringe benefit, supplemental unemployment benefit, bonus, incentive, profit sharing, termination, change of control, pension, supplemental pension, retirement, stock option, stock purchase, stock appreciation, share unit, phantom stock, deferred compensation, loan or mortgage subsidies, preferred mortgage rates, health, welfare, medical, dental, disability, life insurance and similar plans, programmes, arrangements or practices (except for those plans, programmes, arrangements or practices that provide for fringe benefits that are not material) for the benefit of the current or former Employees, officers or directors of the Transferred Entities or individuals who are receiving remuneration for work or services provided to a Transferred Entity who are not  Employees (or any spouses, dependants, survivors or beneficiaries of such Persons) that are maintained, sponsored or funded by any Transferred Entity or any of their Affiliates or under which any Transferred Entity has, or will have, any liability or contingent liability, whether funded or unfunded, insured or self-insured, registered or unregistered, other than plans established pursuant to statute (collectively the “Employee Plans”).

(b)
The Seller has furnished to the Purchaser copies or summaries of all the Employee Plans (or, where oral, written summaries of the material terms thereof) together with all material related documentation including current plan texts and all material amendments thereto, including annuity contracts, trust agreements, participation agreements, insurance policies and contracts, investment management agreements, funding agreements, actuarial reports, funding and financial information returns and statements, plan summaries, employee booklets, and brochures, in each case, to the extent material.

(c)
Except as listed at Section 3.1(34) of the Seller Disclosure Letter, all of the Employee Plans have been in all material respects invested and administered in accordance with Applicable Laws and the terms of such Employee Plans.

(d)
Section 3.1(34) of the Seller Disclosure Letter lists each Employee Plan that is a “multi-employer pension plan” under the terms of the Supplemental Pension Plans Act (Quebec) or an equivalent plan under pension standards legislation of another applicable Canadian jurisdiction (the “Multiemployer Plans”).

(e)
Section 3.1(34) of the Seller Disclosure Letter lists each Employee Plan that is a “registered pension plan” as that term is defined in subsection 248(1) of the ITA and any Employee Plan that would be considered a pension plan under Applicable Law in Bermuda, excluding any Multiemployer Plans (collectively the “Pension Plans”).  Section 3.1(34) of the Seller Disclosure Letter lists each Pension Plan or Multiemployer Plan that contains a “defined benefit provision” as that term is defined in subsection 147.1(1) of the ITA.

(f)
Except as required by Applicable Law, or as has occurred in the Ordinary Course of Business, no material amendments or improvements to any Employee Plan have been promised by a Transferred Entity (including any promises to allow Employees to convert or otherwise change the basis under which they accrued benefits in a Pension Plan immediately prior to the date of this Agreement) and no Transferred Entity has made any promise or commitment to create any additional benefit plans which would be considered to be an Employee Plan once created.

(g)
Except as listed at Section 3.1(34) of the Seller Disclosure Letter, none of the Employee Plans provides post-retirement or post-employment benefits to or in respect of the Employees or any former Employees or to or in respect of the beneficiaries of such Employees and former Employees.

(h)
Except as listed at Section 3.1(34) of the Seller Disclosure Letter, all contributions or premiums required to be made by a Transferred Entity under the terms of each Employee Plan, or by Applicable Laws have been made in all material respects in accordance with Applicable Laws and the terms of the Employee Plans.  Except as listed at Section 3.1(34) of the Seller Disclosure Letter, the obligations of the Transferred Entities related to the Employee Plans have been fully disclosed in accordance with Canadian Generally Accepted Accounting Principles in the SCDA 2013 Annual Financial Statements.

(i)
Except as listed at Section 3.1(34) of the Seller Disclosure Letter, no Employee Plan, nor any related trust or other funding medium thereunder, is subject to any pending or, to the knowledge of the Seller, Threatened Legal Proceeding, initiated by any Governmental Authority or by any other Person (other than routine claims for benefits).

(j)
Except as listed at Section 3.1(34) of the Seller Disclosure Letter, none of the Employee Plans provide for benefit increases or the acceleration of, or an increase in, securing or funding obligations that are contingent upon, or will be triggered by, the entering into of this Agreement or the completion of the Proposed Transactions.

(k)
Except as listed at Section 3.1(34) of the Seller Disclosure Letter, all data necessary to administer each Employee Plan is in the possession of the Transferred Entities or their agents and is in a form which is sufficient for the proper administration of the Employee Plan in accordance with its terms and all Applicable Laws and such data is complete and correct in all material respects.

(35)           Tax Matters.  Except as listed at Section 3.1(35) of the Seller Disclosure Letter:

(a)
the Target Shares are not “taxable Canadian property” within the meaning of the ITA.  Without restricting the foregoing, no Target Share, at any particular time during the prior sixty (60) months ending on the date hereof, derived more than fifty percent (50%) of its fair market value directly or indirectly (otherwise than through a corporation, partnership or trust the shares or interests in which were not themselves taxable Canadian property at the particular time) from one or any combination of:

(i)	real or immovable property situated in Canada;

(ii)	Canadian resource properties;

(iii)	timber resource properties; and

(iv)	options in respect of, or interests in, or for civil law rights in, property described in any of Sections 3.1(35)(a)(i) to 3.1(35)(a)(iii) above, whether or not the property exists;

all within the meaning of the ITA;

(b)
the Target Shares are not “taxable Québec property” within the meaning of the TAQ.  Without restricting the foregoing, no Target Share, at any particular time during the prior sixty (60) months ending on the date hereof, derived more than fifty percent (50%) of its fair market value directly or indirectly from one or any combination of:

(i)	an immovable property situated in Québec;

(ii)	Canadian resource properties;

(iii)	timber resource properties; and

(iv)	a right in or an option in respect of a property described in any of Sections 3.1(35)(b)(i) to 3.1(35)(b)(iii) above, whether or not the property exists;

all within the meaning of the TAQ;

(c)
each of the Seller and SLAL is a “resident” of the United Kingdom for purposes of the Convention and is entitled to the full benefits of the Convention.  Without restricting the foregoing, each of the Seller and SLAL is, under the Laws of the United Kingdom, liable to taxation therein by reason of its domicile, residence, place of management or any other criterion of a similar nature, and is not a Person who is liable to tax in the United Kingdom in respect only of income from sources therein, all within the meaning of the Convention;

(d)
the Target Shares do not derive their value or the greater part of their value directly or indirectly from one or any combination of immovable property situated in Canada, within the meaning of the Convention, any right referred to in paragraph 4 of article 13 of the Convention (with the “Contracting State” referred to in such article being Canada), and immovable property within the meaning in section 5 of the Income Tax Conventions Interpretation Act (Canada);

(e)
the Target Shares are “excluded property” within the meaning of subsection 116(6) of the ITA, and “treaty-protected property” within the meaning of the ITA.  Without restricting the foregoing, any income or gain from the disposition of the Target Shares by the Seller would, at the time hereof, because of the Convention, be exempt from Tax under Part I of the ITA;

(f)
the Target Shares are “excluded property” within the meaning of section 1102.4 of the TAQ, and “tax-agreement-protected property” within the meaning of the TAQ.  Without restricting the foregoing, any income or gain from the disposition of the Target Shares by the Seller would, at the time hereof, because of the Convention, be exempt from Tax under Part I of the TAQ;

(g)
in the last twenty-four (24) months, each of the Transferred Entities has prepared and filed when due with each relevant Tax Authority all Tax Returns required to be filed by or on behalf of it in respect of any Taxes.  All such Tax Returns are correct and complete in all material respects, and no material fact has been omitted therefrom;

(h)	in the last twenty-four (24) months, each of the Transferred Entities and Segregated Funds has paid in full and when due all material Taxes required to be paid by it;

(i)
in the last twenty-four (24) months, each of the Transferred Entities and Segregated Funds has withheld from each payment made to any Person, including its present or former Employees, officers and directors and all Persons who are or are deemed to be non-residents of Canada for purposes of the ITA, all material amounts required by Applicable Law to be withheld, and has remitted such withheld amounts within the prescribed periods to the appropriate Tax Authority. In the last twenty-four (24) months, each of the Transferred Entities has remitted all Canada Pension Plan contributions, provincial pension plan contributions, employment insurance premiums, employer health taxes and other Taxes payable or required to be withheld and remitted by it in respect of its Employees to the appropriate Tax Authority within the time required under Applicable Law;

(j)
in the last twenty-four (24) months, each of the Transferred Entities and each Standard Life Fund has charged, collected and remitted on a timely basis all material Taxes as required under Applicable Law on any sale, supply or delivery, made by it;

(k)
other than the Tax Litigation, there are no proceedings, investigations, audits or claims outstanding or pending or, to the knowledge of the Seller, Threatened against the Transferred Entities and Segregated Funds in respect of any material Taxes and there are no material matters under discussion, audit or appeal with any Tax Authority relating to Taxes;

(l)
no Transferred Entity or Segregated Fund has, as a result of a transaction or transactions out of the Ordinary Course of Business of the particular Transferred Entity, incurred any material amount of Taxes during the period from and including January 1, 2014 to and including the Cut-off Date:

(m)
each Standard Life Mutual Fund in existence prior to January 1, 2014 currently meets, and at all relevant times during the last twenty-four (24) months has met, the requirements to qualify as a “mutual fund trust” under the ITA (in the case of a Standard Life Mutual Fund that is a trust) or as a “mutual fund corporation” under the ITA (in the case of a Standard Life Mutual Fund that is a corporation);

(n)
for each Standard Life Fund and Segregated Fund, all material Tax Returns and tax information slips required to be filed with the Canada Revenue Authority and any other applicable Canadian federal or provincial taxation authorities in the last twenty-four (24) months, have been prepared in accordance with the ITA, such Tax Returns have been duly filed, and all such tax information slips have been mailed to holders of securities thereof when required under and in accordance with the ITA and such other applicable Tax Laws (other than failures arising from the return of correspondence by the post office as undeliverable for any reason and any inadvertent or immaterial omission to make such mailings provided that any and all such omissions could not result in the application of a material amount of penalties and interest);

(o)
in the last twenty-four (24) months, for each Standard Life Fund, distributions, allocations and dividends (as the case may be) have been made in such amounts to holders of securities thereof such that there is no material liability (contingent or otherwise) in respect of any Standard Life Fund to pay Taxes under Part I of the ITA (including any Tax under section 122 of the ITA) or any equivalent Canadian provincial Tax Law for any prior completed taxation year; and

(p)	in the last twenty-four (24) months, the treatment under the ITA of an investor in a Standard Life Fund conforms in all material respects with all applicable descriptions of such treatment made in the applicable Standard Life Funds Prospectus or SLI Funds Subscription, as the case may be.

The representations and warranties in this Section 3.1(35) are the sole and exclusive representations and warranties of the Seller regarding Tax matters of the Transferred Entities, the Target Business, the Standard Life Funds and the Seller and (with the exception of the Surviving Tax Representations) refer only to the past activities of the Transferred Entities, the Target Business, the Standard Life Funds and the Seller and are not intended to serve as a representation to or a guarantee of, nor can they be relied upon for any Tax position taken after the Effective Time.  The Surviving Tax Representations may be relied upon only for the purposes of Section 2.11 (Canadian Tax Matters) and Section 7.1 (Tax Indemnity).

(36)           No Material Adverse Effect.  There has been no Material Adverse Effect from December 31, 2013 to the date hereof.

(37)           Absence of Certain Changes or Events.  Except as listed at Section 3.1(37) of the Seller Disclosure Letter, since December 31, 2013, the Transferred Entities have carried on the Target Business in the Ordinary Course of Business, and, in particular, but without limitation, none of the Transferred Entities has:

(a)	amended its articles, letters patent or by-laws or similar document adopted or filed in connection with the creation, formation or organization of the Transferred Entity;

(b)	directly or indirectly, declared, set aside for payment or paid any dividend or made any other payment or distribution on or in respect of any of its shares;

(c)	redeemed, purchased, retired or otherwise acquired, directly or indirectly, any of its shares;

(d)
made any material changes in its accounting principles, policies, practices or methods except as required by Applicable Law, any Governmental Authority or Canadian Generally Accepted Accounting Principles;

(e)	made any material changes in the remuneration or compensation structure of agents and brokers who market and sell the Policies;

(f)	purchased or otherwise acquired any interest in any material securities of any other Person except in respect of General Investment Assets;

(g)	made any capital expenditure or authorized any capital expenditure in each case in excess of one million and eight-hundred thousand dollars ($1,800,000);

(h)
mortgaged, pledged, granted a security interest in or otherwise created a Lien, other than a Permitted Lien, on any of its property or assets, except (i) in the Ordinary Course of Business, or (ii) in amounts which, individually and in the aggregate, are not material to the financial condition of the Target Business;

(i)	cancelled or waived any debt, claim or other right with a value to such Transferred Entity in excess of five million dollars ($5,000,000);

(j)
issued or sold any of its shares or other securities or issued, sold or granted any option, warrant or right to purchase any of its shares or other securities or issued any security convertible into its shares, granted any registration rights or otherwise made any change to its authorized or issued share capital; or

(k)	agreed, committed or entered into any understanding to take any actions enumerated in paragraphs (a) to (j) of this Section 3.1(37).

(38)           Registration of Employees of Canadian Registered Entities.  Except as would not reasonably be likely to have a material adverse effect on the continued operation of the Target Business after Closing in the same manner as operated as at the Closing Date, each employee of a Canadian Registered Entity who is required to be registered as a dealing representative, advising representative, associate advising representative, chief compliance officer or a like Person with any Securities Authority in the applicable jurisdiction is duly registered in the appropriate individual registration category in respect of a dealer, adviser or investment fund manager and such registration is in full force and effect.

(39)           Canadian Registered Entities’ Company Registrations.

(a)
Except as listed at Section 3.1(39) of the Seller Disclosure Letter: (i) each Canadian Registered Entity is duly registered in the appropriate category of dealer, exempt market dealer, portfolio manager and adviser registration, or as an investment fund manager, under Applicable Law in each jurisdiction where the conduct of its business requires such registration, and (ii) none of the Canadian Registered Entities is in material default or material breach of any material condition of any such registration.

(b)
Except as listed at Section 3.1(39) of the Seller Disclosure Letter or as would not reasonably be likely to have a material adverse effect on the continued operation of the Target Business after Closing in the same manner as operated as at the Closing Date, each Canadian Registered Entity has made all required filings and paid all required fees under National Instrument 33-109 Registration Information and National Instrument 31-102 National Registration Database.

(c)	To the knowledge of the Seller, there are no ongoing investigations currently being undertaken by any Securities Authority against any Canadian Registered Entity.

(d)
No Canadian Registered Entity has, during the two (2) year period immediately preceding the date hereof, notified any Securities Authority of a working capital deficiency under subsection 12.1(1) or paragraph 12.1(5)(b) of National Instrument 31-103 Registration Requirements, Exemptions and On-going Registrant Responsibilities.

(40)           Investment Management.

(a)
Section 3.1(40) of the Seller Disclosure Letter lists all Contracts as at July 31, 2014 pursuant to which SLI Canada provides investment management services and/or investment advisory services to a Person that is not an Affiliate and for which SLI Canada received fees in excess of two hundred and fifty thousand dollars ($250,000) in respect of the 2014 calendar year (pro-rated based on year-to-date fees) (the “Key Investment Advisory Agreements”).  Copies or summaries of all Key Investment Advisory Agreements have been made available to the Purchaser.  Each Key Investment Advisory Agreement is a valid and binding obligation of, and is an enforceable obligation against, SLI Canada, assuming the due and valid authorization, execution and delivery thereof by the other party thereto, subject to the Enforcement Exceptions.  SLI Canada has not, during the two (2) year period immediately preceding the date hereof, received any notice of a material default by SLI Canada under any Key Investment Advisory Agreement or of a material dispute between SLI Canada and any other party to a Key Investment Advisory Agreement in respect of such Key Investment Advisory Agreement.  Except as listed at Section 3.1(40) of the Seller Disclosure Letter, no Consent is required to be obtained by SLI Canada nor is any notice required to be given by SLI Canada under any Key Investment Advisory Agreement in connection with the completion of the transactions contemplated herein.

(b)
During the two (2) year period immediately preceding the date hereof, SLI Canada has provided management, investment management or investment advisory services pursuant to the Key Investment Advisory Contracts in compliance in all material respects with Applicable Law.

(41)           Capital Contributions.  Except as listed at Section 3.1(41) of the Seller Disclosure Letter, no capital has been contributed to any Transferred Entity by the Seller or any of its Affiliates between December 31, 2013 and the date hereof.

(42)           Seller Guarantees.  Section 3.1(42) of the Seller Disclosure Letter lists all Seller Guarantees outstanding as of the date of this Agreement.

(43)           Market Misconduct.  In the five (5) year period immediately preceding the date hereof, there has not been any pattern of materially false, misleading or unlawful representations, acts, practices or omissions committed, authorized or knowingly acquiesced in by a Target Insurance Company, nor to the knowledge of the Seller, by any broker or agent that distributes Polices of a Target Insurance Company in connection with the writing, sale, renewal, administration, production or marketing of any Policy issued by such Target Insurance Company in any province or territory in which any such activity has taken place, including any pattern of material misrepresentation or fraud in contravention of Applicable Law and including any failure to comply in material respects with (i) Laws relating to the disclosure of the nature of insurance products as policies of insurance, (ii) Laws relating to insurance, investment or savings product projections and illustrations, (iii) prohibitions on the use of unfair methods of competition and deceptive acts or practices relating to the advertising, sales and marketing of products, and (iv)

all applicable disclosure, filing and other requirements with respect to any variation in premiums or other charges resulting from the time at which such premiums or charges are paid.

(44)           Standard Life Private Mutual Fund.  Except as listed at Section 3.1(44) of the Seller Disclosure Letter or as would not reasonably be likely to have a material adverse effect on the continued operation of the Target Business after Closing in the same manner as operated as at the Closing Date:

(a)
the Standard Life Private Mutual Fund is, and has been at all times since its creation, a duly established trust created and validly existing under the Laws of the Province of Quebec, having all necessary power, authority and capacity to own property and assets;

(b)	during the two (2) year period immediately preceding the date hereof, the Standard Life Private Mutual Fund has made all required filings under Applicable Law;

(c)
all outstanding trust units of the Standard Life Private Mutual Fund have been duly created and validly issued in accordance with the Fund Constating Documents of the Standard Life Private Mutual Fund and Applicable Law;

(d)	during the two (2) year period immediately preceding the date hereof, the Standard Life Private Mutual Fund:

(i)	has only made distributions as contemplated by its Fund Constating Documents; and

(ii)	has only carried on activities, or entered into contracts, commitments or transactions in accordance with its Fund Constating Documents;

(e)
the Standard Life Private Mutual Fund Contracts relating to the Standard Life Private Mutual Fund constitute all of the material contracts or agreements entered into by or on behalf of or in respect of the Standard Life Private Mutual Fund, and constitute all of the material contracts and agreements necessary for the operation of the Standard Life Private Mutual Fund in compliance with Applicable Law;

(f)
the Standard Life Private Mutual Fund is not in any material default or breach of any agreement by which its investment fund manager is appointed, or in material breach or default of any other Standard Life Funds Contract relating to the Standard Life Private Mutual Fund;

(g)
there are no material agreements, options or rights pursuant to which the investment fund manager of the Standard Life Private Mutual Fund is or may become obligated to resign or has been required or requested to resign as investment fund manager of the Standard Life Private Mutual Fund or appoint any successor;

(h)
the Fund Constating Documents of the Standard Life Private Mutual Fund and the Standard Life Private Mutual Fund Contracts relating to the Standard Life Private Mutual Fund, complete and accurate copies of which have been provided to the Purchaser, are in full force and effect and are not in the process of being materially amended;

(i)	there is no requirement for the Standard Life Private Mutual Fund to obtain any Regulatory Approval;

(j)
there is no material action, suit, application, complaint, claim, proceeding or investigation pending or, to the knowledge of the Seller, Threatened in writing against or involving the Standard Life Private Mutual Fund.  In the two (2) year period immediately preceding the date hereof, neither the Seller nor the Standard Life Private Mutual Fund has received notice of any out of the ordinary course, material regulatory review or field audit by any Securities Authority and, to the knowledge of the Seller, there is no pending out of the ordinary course, material regulatory review or field audit by any Securities Authority in respect of the Standard Life Private Mutual Fund or its investment fund manager or portfolio manager;

(k)
during the two (2) year period immediately preceding the date hereof, any securities of the Standard Life Private Mutual Fund issued to residents in Canada have been sold in material compliance with, or pursuant to valid exemptions from, the prospectus requirement and dealer registration requirements of Applicable Law of the province or territory of Canada in which the purchaser of such securities resides and all required private placement or other filings in respect of such sales have been duly and effectively made and all required filing fees paid;

(l)
during the two (2) year period immediately preceding the date hereof, no errors or omissions have been made in the calculation of the net asset value per unit of the Standard Life Private Mutual Fund where the extent of such error or omission exceeded zero point five percent (0.50%) of the net asset value per unit, properly calculated; and

(m)
except where the custodian or sub-custodian of the Standard Life Private Mutual Fund is the legal owner of portfolio assets, the Standard Life Private Mutual Fund is the legal and beneficial owner of the portfolio assets held by it and has good and marketable title thereto, in each case, free of all Liens, except for Liens permitted by Applicable Law, and except for such portfolio securities as have been lent pursuant to securities lending arrangements permitted by Applicable Law or deposited with dealers or counterparties under derivatives transactions permitted by Applicable Law.

3.2           Representations and Warranties of the Purchaser.  As a material inducement to the Seller and the Parent entering into this Agreement and completing the Proposed Transactions and acknowledging that the Seller and the Parent are entering into this Agreement in reliance upon the representations and warranties of the Purchaser set out in this Section 3.2, the Purchaser represents and warrants to the Seller as follows as of the date hereof but not as of the Closing

Date other than in respect of the Purchaser Fundamental Representations which the Purchaser represents and warrants as of the date hereof and as of the Closing Date:

(1)           Incorporation and Corporate Power.  The Purchaser is incorporated, organized and subsisting under the laws of the jurisdiction of its incorporation.  The Purchaser has the corporate power, authority and capacity to execute and deliver this Agreement and each Transaction Agreement to which it is a party and to perform its obligations hereunder and thereunder.

(2)           Purchaser Solvency.  No proceedings have been taken or authorized by the Purchaser or, to the knowledge of the Purchaser, by any other Person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding-up of the Purchaser.

(3)           Authorization by Purchaser.  The Purchaser has taken all corporate action necessary to authorize the execution and delivery of, and the observance and performance of its covenants and obligations under this Agreement and each Transaction Agreement to which it will be a party.

(4)           Enforceability of Obligations.  This Agreement constitutes, and each Transaction Agreement to which the Purchaser will be a party will on Closing constitute, subject to obtaining the Regulatory Approvals required to be obtained by the Purchaser and assuming the due and valid authorization, execution and delivery hereof by the Seller and the due and valid authorization, execution and delivery of the Transaction Agreements by the Seller or its Affiliates who are party to the Transaction Agreements, as applicable, a valid and binding obligation of the Purchaser in accordance with its terms, subject to the Enforcement Exceptions.

(5)           Absence of Conflicts.  Subject to obtaining the Regulatory Approvals, the execution, delivery and performance of this Agreement and the Transaction Agreements by the Purchaser does not result in or constitute and in the case of the Transaction Agreements, will not result in or constitute on Closing, any of the following:

(a)
a default, breach or violation or an event that, with notice or lapse of time or both, would be a material default, breach or violation of any of the terms, conditions or provisions of the articles or by-laws of the Purchaser; or

(b)	a material violation of any Applicable Law.

(6)           Knowledge and Experience.  In connection with its decision to enter into this Agreement and the Transaction Agreements, the Purchaser acknowledges that:

(a)
it is a sophisticated party with such knowledge and experience in business matters that it appreciates the merits and risks of acquiring the Target Shares, consummating the Proposed Transactions and operating the Target Business; and

(b)
it has conducted, to its satisfaction, its own due diligence investigation in respect of the Transferred Entities and the Target Business and has had the opportunity to ask questions of, and receive answers from, the Seller with respect to any information it has deemed material.

(7)           Regulatory Approvals.  Except as listed at Section 3.2(7) of the Purchaser Disclosure Letter, no Regulatory Approval or filing with any Governmental Authority is required to be obtained or made by the Purchaser in connection with the execution and delivery of, and performance by the Purchaser of its obligations under this Agreement or the Transaction Agreements other than any Regulatory Approval or notice the failure of which to obtain or make would not reasonably be likely to result in a material adverse effect on the Purchaser.

(8)           Sufficient Funds.  The Purchaser will, at Closing, be able to fund the transactions contemplated by this Agreement and to pay all of the consideration payable as required by this Agreement and the Transaction Agreements.

(9)           Mutual Funds.  The Purchaser has no present intention of taking any action within a reasonable time period following the acquisition of the control of the securities of SLMF that could reasonably be expected to be considered by one or more Securities Authorities as a change of manager of any Standard Life Mutual Fund rather than a change of control of manager, including by reason of considerations described in OSC Staff Notice 81-710, and thereby trigger a requirement for SLMF to call, prior to the Closing, security holder meetings of any Standard Life Mutual Funds (each, a “Standard Life Mutual Fund Meeting”) to obtain approval of the Proposed Transactions, and the Purchaser acknowledges that the Seller is relying on this representation in order to refrain from calling, prior to Closing, any Standard Life Mutual Fund Meetings to obtain approval of the Proposed Transactions; provided, however, that the Purchaser shall not be precluded from calling security holder meetings following the Closing to obtain any necessary approvals prior to implementing any material changes to the manager or operations of the Standard Life Mutual Funds.

(10)           Investment Canada Act.  The Purchaser is not a non-Canadian for the purposes of the Investment Canada Act (Canada).

(11)           Securities Authorities.  Neither the Ultimate Designated Person (as such term is defined by Securities Authorities) nor the Chief Compliance Officer of Manulife Asset Management Limited is aware of any reason or circumstance why the Purchaser would not expect to obtain the Ontario and Quebec Securities Approvals in the ordinary course prior to the Outside Date or why the Ontario or Quebec Securities Authorities would delay any such approvals on account of the identity of the Purchaser.

3.3           Commissions.  Each Party represents and warrants to the other Party that such other Party will not be liable for any brokerage commission, finder’s fee or other similar payment in connection with the Proposed Transactions because of any action taken, or agreement or understanding reached, by that Party.

3.4           No Other Representations and Warranties.

(a)
The Purchaser acknowledges and agrees that, except for the representations and warranties contained in Section 3.1, neither the Seller nor any other Person makes any express or implied representation or warranty on behalf of the Seller or any of its Affiliates, and the Seller disclaims any other representations or warranties, in each case, in respect of the subject matter herein.  To avoid doubt, the Seller does not give or make any warranty or representation as to, and neither it nor any of its

Affiliates shall have any indemnification obligation or other liabilities in respect of, the accuracy or reasonableness of any forecasts, estimates, projections, statements of intent or statements of opinion provided to the Purchaser, any of its Affiliates, or any of their respective Representatives on or prior to the date of this Agreement,  any management presentations and any other information made available in the Virtual Data Room.  The Purchaser acknowledges and agrees that, except for the representations and warranties contained in Section 3.1, neither the Seller nor any of its Affiliates is making any representation or warranty regarding any documents, projections, forecasts, statement or other information made, communicated or furnished, whether orally, in writing, in the Virtual Data Room, in management presentations, including any questions posed and answers given and any related discussions, whether formal or informal, or otherwise, to the Purchaser, any of its Affiliates, or any of their respective Representatives (including any opinion, information, projection or advice that may have been or may be provided to such Person by any Representatives of the Seller or any of its Affiliates) in respect of the subject matter herein.  The Purchaser acknowledges and agrees that neither the Seller nor any other Person makes any representations or warranties to the Purchaser regarding the probable success or profitability of the Target Business.

(b)
The Purchaser acknowledges and agrees that the Seller has not made any representation or warranty whatsoever that the amount of the General Investment Assets will be adequate to satisfy the Policy Liabilities and notwithstanding anything otherwise contained in this Agreement, no provision of this Agreement shall be construed as constituting, directly or indirectly, such a representation or warranty and neither the Seller nor any of its Affiliates shall be under any liability to the Purchaser in respect of any inadequacy of the General Investment Assets to satisfy the Policy Liabilities, provided that, for greater certainty, the provisions of this sentence shall not limit or restrict the representations and warranties contained in Sections 3.1(18) and 3.1(19).  The Purchaser acknowledges and agrees that the amount of the Policy Liabilities are based upon an estimate (which requires the use of, amongst other things, assumptions, judgement and actuarial principles) of levels of settlement of claims. The Purchaser acknowledges and agrees that the lack of adequacy of the General Investment Assets to satisfy the Policy Liabilities (including where any estimate, judgement, assumption or application of actuarial principles resulted in such inadequacy) may not be used, directly or indirectly, to demonstrate or support a claim of breach of any representation or warranty contained in this Agreement in respect of such lack of adequacy, provided that, for greater certainty, the provisions of this sentence shall not limit or restrict the representations and warranties contained in Sections 3.1(18) and 3.1(19).  The Purchaser acknowledges and agrees that it has been given the opportunity to assess, and have its Representatives assess, the adequacy of the General Investment Assets to satisfy the Policy Liabilities.

ARTICLE 4
CLOSING ARRANGEMENTS

4.1           Closing.  Subject to the fulfilment or waiver of the conditions set forth in Article 5, the Closing shall take place on the Closing Date at the offices of the Seller’s counsel in Toronto, Ontario or such other place as may be agreed in writing by the Seller and the Purchaser.

4.2           Closing Deliveries of the Seller.  At the Closing, the Seller shall deliver or cause to be delivered to the Purchaser the following documents:

(a)	the certificates representing the Target Shares;

(b)	a transfer of all of the Target Shares owned by the Seller, duly executed by the Seller;

(c)	a transfer of all of the SLAL Held Shares, duly executed by SLAL;

(d)
the minute books and share certificate books of each of the Transferred Entities to the extent that such minute books and share certificate books are not in the physical possession of the Transferred Entities;

(e)
a certificate of an officer of the Seller dated as of the Closing Date attaching a certified copy of: (i) the constating documents of the Seller and (ii) the authorizing resolutions of the Seller in respect of the Proposed Transactions, duly executed by such officer;

(f)	a bring-down certificate of an officer of the Seller dated as of the Closing Date in respect of the Seller Fundamental Representations, duly executed by such officer;

(g)
a certificate of an officer of each of the Principal Target Entities dated as of the Closing Date attaching a certified copy of: (i) the constating documents of such Principal Target Entity and (ii) any authorizing resolutions of such Principal Target Entity in respect of the Proposed Transactions, duly executed by an officer of each Principal Target Entity as applicable;

(h)	evidence that the Closing Approvals to be obtained by the Seller or its Affiliates have been obtained;

(i)
the written resignation and release of each director and officer of the Transferred Entities, effective as of the Closing, other than those directors and officers designated by the Purchaser at least ten (10) days prior to the Closing Date, duly executed by each such director and/or officer;

(j)	the Transitional Trade-mark License, duly executed by SLESL;

(k)
a direction from SLAL directing the Purchaser to pay any portion of the Estimated Purchase Price that may be attributable to the SLAL Held Shares to the Seller or as the Seller may direct pursuant to Section 4.2(l);

(l)
a direction by the Seller to the Purchaser that a portion of the Estimated Purchase Price equal to the Directed Amount shall be paid by the Purchaser to SCDA at the Closing out of the funds directed to the Seller by SLAL under Section 4.2(k);

(m)
except where the Parties otherwise agree in writing, amended Intra-Company Reinsurance Agreements, duly executed by SLAL, SCDA and the Purchaser (as guarantor of SCDA’s obligations) which amended Intra-Company Reinsurance Agreements will be in accordance with the principles set out in Section 4.2(m) of the Seller Disclosure Letter;

(n)
an amended New Branch Services Agreement, duly executed by New Branch, SCDA and the Purchaser (as guarantor of SCDA’s obligations), which amended New Branch Services Agreement will be in accordance with the principles set out in Section 4.2(n) of the Seller Disclosure Letter; and

(o)	a bring-down certificate of an officer of the Seller dated as of the Closing Date in respect of the Surviving Tax Representations, duly executed by such officer.

4.3           Closing Deliveries of the Purchaser.  At the Closing, the Purchaser shall deliver or cause to be delivered to the Seller (or to SCDA, in the case of Section 4.3(b)) the following documents and payments:

(a)	the payment referred to in Section 2.7 (Payment of Estimated Purchase Price) net of the Directed Amount;

(b)	the directed payment to SCDA of the Directed Amount, as contemplated in Section 4.2(l);

(c)
a certificate of an officer of the Purchaser dated as of the Closing Date attaching a certified copy of: (i) the constating documents of the Purchaser and (ii) the authorizing resolutions of the Purchaser in respect of the Proposed Transactions, duly executed by such officer;

(d)	a bring-down certificate of an officer of the Purchaser dated as of the Closing Date in respect of the Purchaser Fundamental Representations, duly executed by such officer;

(e)	evidence that Required Regulatory Approvals have been obtained;

(f)	the Transitional Trade-mark License, duly executed by the Purchaser;

(g)
except where the Parties otherwise agree in writing, amended Intra-Company Reinsurance Agreements, duly executed by SLAL, SCDA and the Purchaser (as guarantor of SCDA’s obligations) which amended Intra-Company Reinsurance Agreements will be in accordance with the principles set out in Section 4.2(m) of the Seller Disclosure Letter; and

(h)	an amended New Branch Services Agreement, duly executed by New Branch, SCDA and the Purchaser (as guarantor of SCDA’s obligations), which amended

New Branch Services Agreement will be in accordance with the principles set out in Section 4.2(n) of the Seller Disclosure Letter.

4.4           Tax Remittance.  Upon payment by the Purchaser to SCDA of the Directed Amount, as contemplated in Section 4.3(b), and with effect on the Closing Date, the Purchaser shall cause SCDA to (a) effect an online remittance of such Directed Amount to the Canada Revenue Agency (to the non-resident withholding tax remittance account of SCDA) on account of the SLAL Deemed Dividend Tax payable by SLAL, (b) forthwith provide the Seller with evidence satisfactory to the Seller acting reasonably of such remittance, and (c) within the time prescribed under the ITA, issue the applicable Canadian income tax reporting slip (Canada Revenue Agency form NR4) in respect of such remittance in the name of SLAL.

ARTICLE 5
CONDITIONS OF CLOSING

5.1           Purchaser’s Conditions.  The Purchaser shall not be obligated to complete the transactions contemplated by this Agreement, including the purchase of the Target Shares, unless, at or before the Closing, each of the conditions listed below in this Section 5.1 has been satisfied, it being understood that such conditions are included for the exclusive benefit of the Purchaser.  The Seller shall take all such actions, steps and proceedings as are reasonably within its control as may be necessary to ensure that the conditions listed below in this Section 5.1 are fulfilled at or before the Closing.

(1)           Representations and Warranties.  The Seller Fundamental Representations shall be true and correct at the Closing except where the failure to be so true and correct would not give rise to a Material Adverse Effect.  Notwithstanding the foregoing, in circumstances where such failure or related breach would give rise to a Material Adverse Effect but such Material Adverse Effect could be cured, the Seller shall use reasonable best efforts, and the Purchaser shall provide such assistance as reasonably requested by the Seller (at the Seller’s expense), to cure the failure or related breach and the Parties shall delay Closing until such date as such failure or related breach is cured, provided that such date is not after the Outside Date.

(2)           Seller’s Compliance.  The Seller shall have performed and complied in all respects with the terms and conditions in this Agreement on its part to be performed or complied with at or before the Closing except where the failure to do so would not give rise to a Material Adverse Effect.  If the failure of the Seller to perform and comply with the terms and conditions of this Agreement would give rise to a Material Adverse Effect but such Material Adverse Effect could be cured by the Seller or addressed by monetary compensation, the Seller shall use reasonable best efforts, and the Purchaser shall provide such assistance as reasonably requested by the Seller (at the Seller’s expense), to cure or so address such failure and the Parties shall delay Closing until such date as such failure is cured or so addressed, provided that such date is not after the Outside Date.

(3)           No Law.  Subject to Section 5.5 (Legal Proceedings or Change in Law), during the Interim Period, no Governmental Authority of competent jurisdiction has enacted, issued, promulgated or revised any Law (whether temporary, preliminary or permanent) that would have a material adverse effect on the ability of the Parties to consummate the Proposed Transactions.

(4)           Required Regulatory Approvals.  The Required Regulatory Approvals shall have been obtained.

(5)           Pending or Threatened Legal Proceedings.  Subject to Section 5.5, there shall be no Order enjoining, materially restricting or prohibiting the consummation of the Proposed Transactions, nor any Legal Proceeding pending by any Person that would reasonably be expected to enjoin, materially restrict or prohibit consummation of the Proposed Transactions.

5.2           Condition Not Fulfilled.  If any condition in Section 5.1 has not been fulfilled at or before the Outside Date or if any such condition is or becomes impossible to satisfy, other than as a result of (i) the failure of the Purchaser to comply with its obligations, or (ii) a breach by the Purchaser of its representations and warranties under this Agreement that has been the cause of or resulted in the failure of the Closing to occur by the Outside Date, then the Purchaser in its sole discretion may, without limiting any rights or remedies available to the Purchaser at law or in equity, either:

(a)	terminate this Agreement by written notice to the Seller; or

(b)
waive compliance with any such condition in whole or in part without prejudice to its right of termination in the event of non-fulfilment of the remainder of such condition or any other condition in its favour in Section 5.1, and without prejudice to its rights to recover damages for the breach of any representation, warranty, covenant or condition contained in this Agreement.

5.3           Seller’s Conditions.  The Seller shall not be obligated to complete the transactions contemplated by this Agreement unless, at or before the Closing, each of the conditions listed below in this Section 5.3 has been satisfied, it being understood that the said conditions are included for the exclusive benefit of the Seller.  The Purchaser shall take all such actions, steps and proceedings as are reasonably within the Purchaser’s control as may be necessary to ensure that the conditions listed below in this Section 5.3 are fulfilled at or before the Closing.

(1)           Representations and Warranties.  The Purchaser Fundamental Representations shall be true and correct at the Closing except where the failure to be so true and correct would not give rise to a material adverse effect on the Purchaser’s ability to consummate the transactions contemplated by this Agreement (“Purchaser Material Adverse Effect”).  Notwithstanding the foregoing, in circumstances where such failure or related breach would give rise to a Purchaser Material Adverse Effect but such Purchaser Material Adverse Effect could be cured, the Purchaser shall use reasonable best efforts, and the Seller shall provide such assistance as reasonably requested by the Purchaser (at the Purchaser’s expense), to cure the failure or related breach and the Parties shall delay Closing until such date as such failure or related breach is cured, provided that such date is not after the Outside Date.

(2)           Purchaser’s Compliance.  The Purchaser shall have performed and complied in all respects with the terms and conditions in this Agreement on its part to be performed or complied with at or before the Closing except where the failure to do so would not give rise to a Purchaser Material Adverse Effect.  If the failure of the Purchaser to perform and comply with the terms and conditions of this Agreement would give rise to a Purchaser Material Adverse Effect but such Purchaser Material Adverse Effect could be cured by the Purchaser or addressed by monetary compensation, the Purchaser shall use reasonable best efforts, and the Seller shall provide such assistance as reasonably requested by the Purchaser (at the Purchaser’s expense), to cure or so address such failure and the Parties shall delay Closing until such date as such failure is cured or so addressed, provided that such date is not after the Outside Date.

(3)           No Law.  Subject to Section 5.5(Legal Proceedings or Change in Law), during the Interim Period, no Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated or revised any Law (whether temporary, preliminary or permanent) that would have a material adverse effect on the ability of the Parties to consummate the Proposed Transactions.

(4)           Required Regulatory Approvals.  The Required Regulatory Approvals shall have been obtained.

(5)           Pending or Threatened Legal Proceedings.  Subject to Section 5.5, there shall be no Order enjoining, materially restricting or prohibiting the consummation of the Proposed Transactions, nor any  Legal Proceeding pending by any Person that would reasonably be expected to enjoin, materially restrict or prohibit consummation of the Proposed Transactions.

(6)           Support Principle Letter.  The support principle letter delivered by the Parent to OSFI in respect of the Canadian operations of SCDA shall have been returned to SCDA by the Superintendent or OSFI shall have confirmed in writing that such letter has been terminated.

(7)           Parent Shareholder Approval.  The Parent Shareholder Approval shall have been obtained.

5.4           Condition Not Fulfilled.  If any condition in Section 5.3 has not been fulfilled at or before the Outside Date or if any such condition is or becomes impossible to satisfy, other than as a result of (i) the failure of the Seller to comply with its obligations, or (ii) a breach by the Seller of its representations and warranties under this Agreement that has been the cause of or resulted in the failure of the Closing to occur by the Outside Date,  then the Seller in its sole discretion, without limiting any rights or remedies available to the Seller at law or in equity, may either:

(a)	terminate this Agreement by written notice to the Purchaser; or

(b)
waive compliance with any such condition in whole or in part without prejudice to its right of termination in the event of non-fulfilment of the remainder of such condition or any other condition in its favour in Section 5.3, and without prejudice to its rights to recover damages for the breach of any representation, warranty, covenant or condition contained in this Agreement.

5.5           Legal Proceedings or Changes in Law.

(1)           Pending or Threatened Legal Proceedings.  In the event that there is any Legal Proceeding pending or Threatened by any Person or any Order that would reasonably be expected to enjoin, materially restrict or prohibit consummation of the Proposed Transactions, the Parties shall co-operate and use their reasonable best efforts to resolve or have dismissed any such Legal Proceeding or have vacated such Order as quickly as practicable.  The Parties shall postpone the Closing to a date (prior to the Outside Date) after such Legal Proceeding has been resolved or dismissed and Order vacated unless the Parties otherwise agree in writing to proceed to Closing.

(2)           Changes in Law.

(a)
In the event that a Governmental Authority has enacted, issued, promulgated or revised any Law (whether temporary, preliminary or permanent) that explicitly prohibits or delays the consummation of certain material (but not all) aspects of the Proposed Transactions to be completed at or before the Closing, the Parties, subject to Section 5.5(2)(b), acting in good faith, shall use their reasonable best efforts for a reasonable period of time to negotiate amendments to this Agreement and any applicable Transaction Agreement and any new agreement that may be required such that those aspects of the Proposed Transactions that are not prohibited by such change in Law may be completed in a timely manner.  The Parties shall postpone the Closing to a date (prior to the Outside Date) after such amendments and new agreements, if applicable, have been settled.

(b)
Notwithstanding Section 5.5(2)(a), the Parties shall have no obligation to negotiate amendments to this Agreement if the Law enacted, issued, promulgated or revised by the Governmental Authority explicitly prohibits or significantly delays both the direct or indirect (i) transfer of the issued and outstanding shares in the share capital of SCDA and SLI Canada, (ii) transfer to and assumption by the Purchaser of all or substantially all of the assets and liabilities of SCDA and SLI Canada.

ARTICLE 6
INDEMNIFICATION

6.1           Survival.  All provisions of this Agreement, other than the conditions in Article 5, shall not merge on Closing but shall survive the execution, delivery and performance of this Agreement, the Closing and the payment of the consideration for the Target Shares, provided that the representations and warranties in Section 3.1(35) (Tax Matters), other than the Surviving Tax Representations, shall not survive the Closing and shall be of no force or effect following the Closing.

6.2           Indemnity by the Seller.  The Seller shall indemnify the Purchaser against and will reimburse or compensate the Purchaser for, any Losses arising from:

(a)
any breach of any representation or warranty of the Seller contained in Section 3.1 (Representations and Warranties of the Seller) as of the date hereof, excluding, for greater certainty, Section 3.1(35)(Tax Matters);

(b)	any breach of any Seller Fundamental Representations as of the date hereof and as of Closing; and

(c)	any breach or any non-fulfilment of any covenant or agreement on the part of the Seller contained in this Agreement or any other Transaction Agreement.

6.3           Indemnity by the Purchaser.  The Purchaser shall indemnify the Seller and the Parent, as applicable, against and will reimburse or compensate the Seller and the Parent for, any Losses arising from:

(a)	any breach of any representation or warranty of the Purchaser contained in Section 3.2 (Representations and Warranties of the Purchaser) as of the date hereof;

(b)	any breach of any Purchaser Fundamental Representations as of the date hereof and as of Closing; and

(c)	any breach or non-fulfilment of any covenant or agreement on the part of the Purchaser contained in this Agreement or any other Transaction Agreement.

6.4           Notice of Claim.

(1)           Notice.  If an Indemnified Party becomes aware of any act, omission, state of facts or circumstances that may give rise to Losses in respect of which a right of indemnification is provided for under this Article 6 (including a Threatened claim or demand asserted in writing by a Third Party), the Indemnified Party shall promptly (but, in any event, in the case of Third Party Claims, within ten (10) days of receipt of a notice of a Third Party Claim) give written notice thereof (a “Notice of Claim”) to the Indemnifying Party.  The Notice of Claim shall specify whether such potential Losses (including contingent Losses that have not at the time of the Notice become an actual liability of the Indemnified Party) arise as a result of a claim by a Third Party against the Indemnified Party (a “Third Party Claim”, which shall, for the avoidance of doubt, exclude any claim indemnifiable under Section 7.1 (Tax Indemnity)) or whether the potential Losses do not so arise (a “Direct Claim”, which shall, for the avoidance of doubt, also exclude any claim indemnifiable under Section 7.1 (Tax Indemnity)), and shall also specify, in each case, with reasonable particularity (to the extent that the information is available):

(a)	the factual basis for the Direct Claim or Third Party Claim, as the case may be;

(b)	the specific sections of this Agreement pursuant to which indemnification is being sought;

(c)	the estimated amount of the potential Losses arising therefrom; and

(d)	such other information as is reasonably necessary to enable the Indemnifying Party to assess the merits of the potential claim.

(2)           Reduction of Liability.  If, through the fault of the Indemnified Party, the Indemnifying Party does not receive a Notice of Claim in time effectively to contest the determination of any liability susceptible of being contested or to assert a right to recover an amount under applicable insurance coverage or by exercising any other right against any other Person, then the liability of the Indemnifying Party to the Indemnified Party under this Article 6 shall be reduced only to the extent that Losses are actually incurred by the Indemnifying Party or the Losses of the Indemnified Party are increased, in either case, resulting from the Indemnified Party’s failure to give the Notice of Claim on a timely basis.  Nothing in Section 6.4(1) shall be construed to affect the time within which a Notice of Claim must be delivered pursuant to Section 6.5 in order to permit recovery pursuant to Section 6.5.

6.5           Time Limits for Delivery of Notice of Claim.

(1)           Notice by the Purchaser.

(a)
No Losses may be recovered from the Seller pursuant to Section 6.2(a) (Breach of Seller Representations and Warranties) unless a Notice of Claim is delivered by the Purchaser within the eighteen month (18) period immediately following Closing (the “Survival Period”).  No Losses may be recovered from the Seller pursuant to Section 6.2(b) (Breach of Seller Fundamental Representations) unless a Notice of Claim is delivered by the Purchaser before the fifth (5th) anniversary of Closing.  Unless a Notice of Claim has been given in accordance with the timing set out in this Section 6.5(1)(a), the Seller shall be released on the applicable date set out in this Section 6.5(1)(a) from the obligation to indemnify the Purchaser in respect of the representations and warranties set out in Section 3.1 pursuant to Sections 6.2(a) or 6.2(b), as applicable.

(b)
No Losses may be recovered from the Seller pursuant to Section 6.2(c) (Breach of Seller Covenants) unless a Notice of Claim is delivered by the Purchaser within the eighteen (18) month period immediately following the date the covenant or agreement is to be performed by the Seller.  Unless a Notice of Claim has been given in accordance with the timing set out in this Section 6.5(1)(b), the Seller shall be released at the end of the eighteen (18) month period as set out in this Section 6.5(1)(b) from the obligation to indemnify the Purchaser pursuant to Section 6.2(c).

(2)           Notice by the Seller.

(a)
No Losses may be recovered from the Purchaser pursuant to Sections 6.3(a) (Breach of Purchaser Representations and Warranties) unless a Notice of Claim is delivered by the Seller on or before the end of the Survival Period.  No Losses may be recovered from the Purchaser pursuant to Section 6.3(b) (Breach of Purchaser Fundamental Representations) unless a Notice of Claim is delivered by the Seller before the fifth (5th) anniversary of Closing.  Unless a Notice of Claim has been given in accordance with the timing set out in this Section 6.5(2)(a), the Purchaser shall be released on the applicable date set out in this Section 6.5(2)(a) from the obligation to indemnify the Seller in respect of the representations and warranties set out in Section 3.2 pursuant to Sections 6.3(a) or 6.3(b).

(b)
No Losses may be recovered from the Purchaser pursuant to Section 6.3(c) (Breach of Purchaser Covenants) unless a Notice of Claim is delivered by the Seller within the eighteen (18) month period immediately following the date the covenant or agreement is to be performed by the Purchaser.  Unless a Notice of Claim has been given in accordance with the timing set out in this Section 6.5(2)(b), the Purchaser shall be released at the end of the eighteen (18) month period set out in this Section 6.5(2)(b) from the obligation to indemnify the Seller pursuant to Section 6.3(c).

6.6           Monetary Limits on Losses.

(1)           Losses of the Purchaser.  Notwithstanding anything contained in this Agreement to the contrary, (i) the Seller shall not be liable for any amounts for which the Purchaser is otherwise entitled to indemnification pursuant to Section 6.2(a), Section 6.2(b) and Section 7.1(i) and/or under the indemnification provisions of the Business Transfer Agreement unless the aggregate amount of all Losses for which the Purchaser is entitled to indemnification pursuant to Section 6.2(a), Section 6.2(b) and Section 7.1(i), and/or under the indemnification provisions of the Business Transfer Agreement exceeds, on a cumulative basis, one and a half percent (1.5%) of the Purchase Price (the “Aggregate Claim Threshold”) and then only to the extent of such excess, (ii) no Losses may be claimed by the Purchaser under Section 6.2(a), Section 6.2(b) and Section 7.1(i) and/or under the indemnification provisions of the Business Transfer Agreement, and no such Losses shall be included in calculating the aggregate Losses set forth in clause (i) of this Section 6.6(1), other than such Losses in excess of two-hundred and fifty thousand dollars ($250,000) (the “Individual Claim Threshold”) resulting from any single claim or aggregated claims arising out of the same facts, events or circumstances, and (iii) the Seller shall not be required to make indemnification payments pursuant to Section 6.2 (Indemnity by the Seller), Section 7.1(i) and/or under the indemnification provisions of the Business Transfer Agreement to the extent the indemnification payments thereunder would exceed in the aggregate twenty percent (20%) of the Purchase Price (the “Indemnity Cap”). The limitations in (i), (ii) and (iii) above shall not apply to the extent any Losses arise as a result of wilful breach of this Agreement.

(2)           Losses of the Seller.  Notwithstanding anything contained in this Agreement to the contrary, (i) the Purchaser shall not be liable for any amounts for which the Seller is otherwise entitled to indemnification pursuant to Section 6.3(a), Section 6.3(b) and/or under the indemnification provisions of the Business Transfer Agreement unless the aggregate amount of all Losses for which the Seller is entitled to indemnification pursuant to Section 6.3(a), Section 6.3(b) and/or under the indemnification provisions of the Business Transfer Agreement exceeds, on a cumulative basis, the Aggregate Claim Threshold and then only to the extent of such excess, (ii) no Losses may be claimed by the Seller under Section 6.3(a) and/or under the indemnification provisions of the Business Transfer Agreement, and no such Losses shall be included in calculating the aggregate Losses set forth in clause (i) of this Section 6.6(2), other than such Losses in excess of the Individual Claim Threshold resulting from any single claim or aggregated claims arising out of the same facts, events or circumstances, and (iii) the Purchaser shall not be required to make indemnification payments pursuant to Section 6.3 (Indemnity by the Purchaser) and/or under the indemnification provisions of the Business Transfer Agreement to the extent the indemnification payments thereunder would exceed in the aggregate the Indemnity Cap. The limitations in (i), (ii) and (iii) above shall not apply to the extent any Losses arise as a result of wilful breach of this Agreement. Such limitations shall have no application to any claim to recover Losses based on the failure of the Purchaser to fulfill its obligations pursuant to Article 2.

(3)           Losses due to Changes.  Neither Party shall be liable to the other Party for any Losses for which the other Party would otherwise be entitled to indemnification pursuant to this Article 6 or Article 7 if, and to the extent, such Losses arise directly from, or are increased by, a change in Applicable Law, applicable accounting or actuarial principles or any applicable regulatory accounting or actuarial rules that was first announced or proposed on or after the date hereof.

6.7           Direct Claims.

(1)           Investigation.  In the case of a Direct Claim, the Indemnifying Party shall have sixty (60) days from receipt of a Notice of Claim in respect thereof within which to make such investigation as the Indemnifying Party considers necessary or desirable.  For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate its right to be indemnified under this Article 6, together with all such other information as the Indemnifying Party may reasonably request.  If the Parties fail to agree to a resolution of the claim at or before the expiration of such sixty (60) day period (or any mutually agreed upon extension thereof), the Indemnified Party shall be free to pursue such remedies as may be available to it.

(2)           Time Limits.  If an Indemnified Party has provided a Notice of Claim in respect of a Direct Claim to the Indemnifying Party, unless otherwise agreed to by the Indemnified Party and Indemnifying Party in writing, and to the extent the Indemnified Party has not commenced a Legal Proceeding in respect of such claim in a court of competent jurisdiction within twenty-four (24) months of the date of delivery of the relevant Notice of Claim, the Indemnified Party shall not be entitled to be indemnified by the Indemnifying Party pursuant to this Article 6 for any claimed Losses relating to such Direct Claim except to the extent such claim is based on a liability which is contingent or otherwise not capable of being quantified, in which case the twenty-four (24) month period shall commence on the date that the contingent liability becomes an actual liability or the liability is capable of being quantified.

6.8           Third Party Claims.

(1)           Control of Defence.  In the case of a Third Party Claim, the Indemnifying Party shall have sixty (60) days (or such lesser period as may be required by Applicable Law to respond to the Notice of Claim) from receipt of a Notice of Claim to elect, at its option, to exercise its right to assume and control the defense of, at its own expense and by counsel of its own choosing, any such Third Party Claim and shall be entitled to assert any and all defenses available to the Indemnified Party to the fullest extent permitted by Applicable Law.

(2)           Cooperation.  If the Indemnifying Party undertakes to compromise or defend any such Third Party Claim, the Indemnified Party shall cooperate fully with the Indemnifying Party and its counsel in the compromise of, or defense against, any such Third Party Claim. Such cooperation shall include (i) allowing the Indemnifying Party and its Representatives to investigate the fact, matter, event or circumstance alleged to give rise to the Third Party Claim and using commercially reasonable efforts to make available to the Indemnifying Party its then current officers, directors and employees to act as witnesses (including interviews, the preparation and submission of witness statements and the giving of evidence at any required examination for discovery or any related hearing), (ii) promptly furnishing all documentary evidence in its possession or control relating to the Third Party Claim, (iii) preserving all documentary evidence relating to the Third Party Claim, and (iv) providing reasonable access to any other relevant Party, including any Representatives of the Parties as reasonably needed; provided that, in each case, such cooperation shall not unduly interfere with the operation of the Indemnified Party’s business.  The Indemnifying Party shall not settle, compromise or discharge any Third Party Claim, or enter any judgment arising from, or with respect to, any such Third Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), unless the relief consists solely of money Losses to be paid by the Indemnifying Party or unless the settlement, compromise or discharge or entry of any judgment does not involve any finding or admission of any violation of Law or admission of any wrongdoing of the Indemnified Party.  Notwithstanding an election to assume the defense of such Third Party Claim, the Indemnified Party shall have the right to employ separate counsel and to monitor the defense of such Third Party Claim, and the Indemnified Party shall bear the fees, costs and expenses of such separate counsel.  In any event, the Indemnified Party, the Indemnifying Party and their respective counsel shall cooperate in the defense of any such Third Party Claim subject to this Article 6 and keep the other Party informed of all material developments relating to any such Third Party Claim that it becomes aware of, and provide copies of all material correspondence and documentation relating thereto.

(3)           Assumption of Defence.  If the Indemnifying Party, after receiving a Notice of Claim with respect to a Third Party Claim, does not elect to defend such Third Party Claim within sixty (60) days (or such lesser period as may be required by Applicable Law to respond to the Notice of Claim) after receipt of such written notice or if the Indemnifying Party fails to conduct such defense in good faith, the Indemnified Party shall have the right to defend such Third Party Claim (upon providing further written notice to the Indemnifying Party), subject to the right of the Indemnifying Party to (i) assume the defense of such Third Party Claim at any time prior to the settlement, compromise or final determination thereof, and (ii) approve the counsel selected by the Indemnified Party (which approval shall not be unreasonably withheld, conditioned or delayed).  The Indemnified Party shall not settle, compromise or discharge or enter any judgment, or admit any liability with respect to any such Third Party Claim without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed).  Notwithstanding anything to the contrary contained in this Article 6, no Indemnifying Party shall have any liability under this Article 6 for any Losses arising out of or in connection with any Third Party Claim that is settled or compromised by an Indemnified Party without the prior written consent of such Indemnifying Party.

6.9           Insurance and Other Recoveries.  Notwithstanding anything contained in this Agreement to the contrary, Losses of an Indemnified Party shall be net of any insurance or other prior or subsequent recoveries by such Indemnified Party in connection with the facts giving rise to the right of indemnification (including under or pursuant to any insurance policy, indemnity, reimbursement agreement or contract pursuant to which or under which such Indemnified Party is a party or has rights).  The applicable Indemnified Party shall use commercially reasonable efforts to recover from insurance policies or other applicable sources of recovery the maximum portion of any Losses of such Indemnified Party.  If the applicable Indemnified Party has used commercially reasonable efforts to recover any amounts recoverable under insurance policies or other applicable sources of recovery and has not recovered the applicable Losses, the applicable Indemnifying Party shall be liable for the amount by which such Losses exceeds the amounts actually recovered subject to the limitations on indemnification set out in this Article 6.  If the applicable Indemnified Party fails to use commercially reasonable efforts to recover any amounts recoverable under insurance policies or other applicable sources of recovery, the applicable Indemnifying Party shall not be required to indemnify the applicable Indemnified Party for that portion of any Losses that could reasonably be expected to have been recovered had the applicable Indemnified Party used such commercially reasonable efforts.

6.10           Remedies Exclusive.

(1)           Exclusive Remedies.  Subject to Section 6.10(2) of this Agreement and section 6.10(2) of the Business Transfer Agreement, the remedies provided in this Article 6 and Section 7.1 (Tax Indemnity) and in article 6 and section 11.2 of the Business Transfer Agreement shall be the sole and exclusive remedies of the Indemnified Party from and after the Closing in connection with any breach of a representation or warranty, or non-performance, partial or total, of any covenant or agreement contained in this Agreement or the Business Transfer Agreement, provided that this Section 6.10(1) shall not limit the remedies available to the Purchaser pursuant to Section 11.1 against the Parent with respect to the Parent’s obligations under this Agreement.

(2)           Exception.  Subject to Seller’s rights pursuant to Section 8.6 (Exclusive Dealings), Section 6.10(1) and Section 6.5 (Time Limits for Delivery of Notice of Claim) shall not apply in the event that a Party fails to complete the transactions contemplated by this Agreement to be completed on Closing notwithstanding that the conditions of Closing in favour of such Party have been satisfied in accordance with Section 5.1 (Purchaser’s Conditions), in the case of the Purchaser or, in accordance with Section 5.3 (Seller’s Conditions), in the case of the Seller.

6.11           Mitigation.  An Indemnified Party shall use its reasonable efforts to mitigate any claim or liability that any such Indemnified Party asserts or is reasonably likely to assert under this Article 6 or Article 7.  In the event that any Indemnified Party fails to make such reasonable efforts to mitigate any such claim or liability, then notwithstanding anything contained in this Agreement to the contrary, the Indemnifying Party shall not be required to indemnify the Indemnified Party for that portion of any Losses that could reasonably be expected to have been avoided if the Indemnified Party had made such efforts.

6.12           Calculation of Losses.  For the purpose only of calculating the amount of Losses under this Article 6 or Article 7, the representations and warranties of the Parties contained in this Agreement (other than the representations and warranties in Section 3.1(36) (No Material Adverse Effect)) shall be deemed to have been made without qualifications as to materiality where the words or phrases “material”, “in all material respects”, “Material Adverse Effect” or words or phrases of similar import are used, such that the amount of Losses payable to an Indemnified Party is not subject to any deduction in respect of amounts below the agreed upon level of materiality.

6.13           Provisions.  No Indemnifying Party shall be liable under this Article 6 or Article 7 in respect of any Loss to the extent the fact, matter, event or circumstance giving rise to the claim or on which it is based is allowed, provided, accrued or reserved for in the SCDA Financial Statements, the Standard Life Bermuda Financial Statements or the Non-Insurance Company Financial Statements or is provided for or otherwise taken into account in determining any adjustment to the Purchase Price provided herein, including in determining the Closing Date Adjustment and any Tax Litigation Adjustment Amount.

6.14           Contingent Liabilities.  No Indemnifying Party shall be liable under this Article 6 or Article 7 in respect of any Loss which is contingent unless and until such contingent Loss becomes an actual liability and is due and payable.  For greater certainty, this Section 6.14 shall not limit an Indemnified Party’s right to assert a claim within the time periods set out in Sections 6.5 (Time Limits for Delivery of Notice of Claim) or 7.3 (Survival) by notice to the Indemnifying Party or its right to commence a Legal Proceeding within the time period contemplated in Section 6.7(2) (Direct Claim Time Limits).

6.15           Double Claims.  No Indemnified Party shall be entitled to recover from any Indemnifying Party under this Article 6 or Article 7 or under any Transaction Agreement more than once in respect of the same Loss (notwithstanding that such Loss may result from breaches of multiple provisions of this Agreement or a Transaction Agreement).

6.16           Net Financial Benefit.  No Indemnifying Party shall be liable under this Article 6 in respect of any Losses suffered by any Indemnified Party to the extent there are any offsetting savings by or net financial benefits to such Indemnified Party arising from such Losses or the facts, matters, events or circumstances giving rise to such Losses, including any resulting deductions or credits available to reduce the Taxes payable by a Transferred Entity for a taxation year or period ending after Closing that would not have been available had such Losses not been sustained.

6.17           Characterization of Indemnification Payments.  Unless otherwise required by Law, any payment made pursuant to this Article 6 or Article 7, other than any payment of indemnification contemplated in Section 7.1(ii) or Section 7.1(iii), shall be treated for all Tax purposes as an adjustment to the Purchase Price.

6.18           Agency.  The Seller hereby accepts each indemnity in favour of the Parent as agent and trustee of the Parent.  The Seller may enforce an indemnity in favour of the Parent on behalf of the Parent.

6.19           SLAL.  The Purchaser hereby acknowledges and agrees that it shall not pursue any remedies against SLAL in respect of the transactions contemplated by, and that are the subject matter of, this Agreement.

ARTICLE 7
TAX MATTERS

7.1           Tax Indemnity.  Subject to the applicable limitations set out in Article 6, the Seller shall indemnify and hold harmless the Purchaser from and against any Losses (which, for purposes only of Sections 7.1, 7.8 (Amendments to Tax Returns) and 7.11 (Net Financial Benefit) shall mean Taxes, and for the purposes of Section 6.9 (Insurance and Other Recoveries), 6.11 (Mitigation) and any reference in Article 6 to Losses indemnified, claimed, recovered or for which the Seller is or may be liable under this Section 7.1, shall include any Taxes) (i) payable by any Transferred Entity (a) for a Pre-Cut-off Tax Period, (b) for an Interim Tax Period or (c) for the portion of a Straddle Period ending immediately before the Effective Time, but in the case of Sections 7.1(i)(b) or 7.1(i)(c), to the extent only of Taxes payable by the Transferred Entity that are attributable to a transaction or event or transactions or events out of the Ordinary Course of Business of the particular Transferred Entity which occurred prior to the Effective Time, (ii) arising as a consequence of any breach of, or inaccuracy in, the Surviving Tax Representations (provided that the Purchaser has complied with its obligations under Section 2.11 (Canadian Tax Matters)), or (iii) arising out and in respect of the Pre-Closing Reorganization or as contemplated in Section 7.12, in each case, except to the extent such Taxes arose as a result of any change in Applicable Law or in the administration or enforcement thereof by any relevant Tax Authority that was first announced or proposed on or after the date hereof (or, in the case of Section 7.1(ii) or (iii), the Closing Date).

7.2           Straddle Period Taxes.  For purposes of Sections 7.1(i)(c) and 7.7 (Tax Refunds),

(a)
the amount of any Taxes, or refunds or credits of Taxes, based upon or measured by net income or gain, activities, events, transfers, purchases, sales or supplies for the portion of a Straddle Period ending immediately before the Effective Time will be determined based on an interim closing of the books as of the Effective Time, provided, however, that exemptions, allowances or deductions that are calculated on an annual basis will be apportioned between the portion of such Straddle Period ending on the Closing Date and the remainder of such Straddle Period on a daily basis (treating the Closing Date as part of the pre-Closing period); and

(b)
the amount of any other Taxes of the Transferred Entities for the portion of a Straddle Period ending immediately before the Effective Time will be deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Straddle Period that end on the Closing Date and the denominator of which is the total number of days in such Straddle Period.

7.3           Survival.  The Purchaser’s right to commence any claim for indemnification for Taxes under Section 7.1 (Tax Indemnity) shall survive Closing and continue until thirty (30) days after the expiry of the limitation period during which a Tax Authority may assess such Taxes against the Purchaser or a Transferred Entity, as the case may be for the relevant fiscal period (on the assumption that no waiver of such limitation period is provided); provided however that if written notice of any bona fide claim for indemnification under this Article 7 shall have been delivered to the Seller within such survival period, the rights and obligations that are the subject of such a claim shall survive until such time as such claim is finally resolved.

7.4           Sole Remedy.  Notwithstanding any other provision of this Agreement, (a) the Purchaser’s sole indemnification rights with respect to Taxes are set out in this Article 7, and no claim may be made against the Seller by the Purchaser or any other Person for indemnification for Taxes under any other provision of this Agreement, and (b) under no circumstances may the Purchaser claim any amount under this Agreement solely as a result of a change in a Tax attribute and provided that nothing in this Section 7.4 shall affect the Purchaser’s rights to any adjustment to the Purchase Price contemplated in Section 2.2 or the Purchaser’s right to make a claim in respect of Section 3.1(9)(j).  For the avoidance of doubt, (x) no claim may be made by the Purchaser for any Tax that is in respect of a taxation year or period ending after the Cut-off Date, except for claims made pursuant to Section 7.1(i)(b) or 7.1(i)(c) in respect of Taxes for an Interim Tax Period or for the portion of any Straddle Period ending immediately before the Effective Time, or pursuant to Section 7.1(ii) or Section 7.1(iii), in each case subject to the applicable limitations provided in Section 7.1 (Tax Indemnity), and (y) without limiting the generality of Section 7.4(x), the Seller shall not be required to indemnify the Purchaser for any Tax arising out of or in connection with any transactions or agreements which any Transferred Entity may enter into (including without limitation, any assumption reinsurance agreement SCDA may enter into with the Purchaser or any of its Affiliates) after the Effective Time.

7.5           Preparation of Tax Returns.

(1)           Interim Period Tax Returns. Interim Tax Returns to be filed for the Transferred Entities shall be prepared in draft form and in accordance with past practice and Applicable Law by the applicable Transferred Entity and such draft Interim Tax Returns shall be forwarded to the Purchaser for review no later than sixty (60) days prior to the due date for such Interim Tax Returns (or within seven (7) days after the date hereof if such due date is within sixty-seven (67) days after the date hereof).  The Purchaser shall have a period of thirty (30) days after receipt of such draft Interim Tax Returns to review them, and to provide comments in writing to the Seller regarding such draft Interim Tax Returns specifying therein the reasons for any changes, whereupon:

(a)
the Seller may but, at the Seller’s sole discretion, need not file the Interim Tax Returns on a basis that reflects such changes, to the extent such changes pertain to the Tax consequences of any transaction or event or transactions or events out of the Ordinary Course of Business of the applicable Transferred Entity; and

(b)
the Seller shall file the Interim Tax Returns on a basis that reflects such changes, to the extent the changes do not pertain to the Tax consequences of any transaction or event or transactions or events out of the Ordinary Course of Business of the applicable Transferred Entity; provided, however, that if the Seller believes any of the required changes are not permitted under Applicable Law, the Seller shall notify the Purchaser in writing no later than ten (10) Business Days after receipt of the Purchaser’s comments specifying the reasons for such belief.  The Parties shall then make reasonable efforts forthwith to resolve any disagreements concerning the Purchaser’s changes, failing which the provisions of Section 2.9(3) (Tax Dispute Resolution) shall apply mutatis mutandis to the resolution of any such dispute.

The Seller and the Purchaser shall cooperate to effect such filings on a timely basis.  The Seller shall cause the Transferred Entities to timely remit any Taxes shown as owing on such Interim Tax Returns.

(2)           Stub Period Returns.  Stub Period Returns to be filed for the Transferred Entities shall be prepared in draft form and in accordance with past practice and Applicable Law by the applicable Transferred Entity and such draft Tax Returns shall be forwarded to the Seller for review no later than sixty (60) days prior to the due date for such Stub Period Returns.  The Seller shall have a period of thirty (30) days after receipt of such draft Stub Period Returns to review them, and to provide comments in writing to the Purchaser regarding such draft Stub Period Returns specifying therein the reasons for any changes, whereupon:

(a)
the Purchaser may but, at the Purchaser’s sole discretion, need not file the Stub Period Returns on a basis that reflects such changes, to the extent such changes do not pertain to the Tax consequences of any transaction or event or transactions or events out of the Ordinary Course of Business of the applicable Transferred Entity; and

(b)
the Purchaser shall file the Stub Period Returns on a basis that reflects such changes, to the extent the changes pertain to the Tax consequences of any transaction or event or transactions or events out of the Ordinary Course of Business of the applicable Transferred Entity; provided, however, that if the Purchaser believes any of the required changes are not permitted under Applicable Law, the Purchaser shall notify the Seller in writing no later than ten (10) Business Days after receipt of the Seller’s comments specifying the reasons for such belief.  The Parties shall then make reasonable efforts forthwith to resolve any disagreements concerning the Seller’s changes, failing which the provisions of Section 2.9(3) (Tax Dispute Resolution) shall apply mutatis mutandis to the resolution of any such dispute.

The Purchaser and the Seller shall cooperate to effect such filings on a timely basis.  The Purchaser shall cause the Transferred Entities to timely remit any Taxes shown as owing on such Stub Period Returns.  Forthwith after the determination by Purchaser of the amount of Taxes payable by any Transferred Entity in respect of the taxation year ending immediately before the Effective Time, the Purchaser shall provide the Seller with a copy of the calculation of such Taxes.  The Purchaser may cause the Transferred Entities to make the election referred to in subsection 256(9) of the ITA and comparable provisions of applicable provincial or territorial legislation and to file such election(s) for the taxation years of the Transferred Entities ending immediately before the Effective Time.

(3)           Limitation.  The provisions of this Section 7.5 shall apply only to Tax Returns relating to Taxes imposed under the ITA and to GST/HST, QST and to any equivalent Taxes imposed under analogous provincial legislation.

7.6           Cooperation.  The Seller and the Purchaser shall cooperate fully with each other (and following Closing, the Purchaser shall cause the Transferred Entities to cooperate fully with the Seller) and shall make available to each other in a timely fashion such data and other information as may reasonably be required for the preparation, review and filing of all Stub Period Returns and in order to contest any Tax Contest or to pursue any refund, objection or appeal, and shall preserve such data and other information until the expiry of any applicable limitation period under Applicable Law with respect to the periods covered by such Stub Period Returns; provided that, for the avoidance of doubt, neither the Seller nor any Affiliate of the Seller shall have any obligation to provide or make available to any Person all or any portion of any Tax Return of the Seller or of any Affiliate of the Seller other than the Transferred Entities.

7.7           Tax Refunds.  Except as set forth in the third sentence of this Section 7.7, any refunds or credits of Taxes (including throughout this Section 7.7, any interest paid or credited with respect thereto net of any Taxes paid by the Transferred Entities on such interest) not reflected in the SCDA Financial Statements, Standard Life Bermuda Financial Statements or the Non-Insurance Company Financial Statements of, or with respect to, a particular Transferred Entity for (i) any Pre-Cut-off Tax Period, and (ii) any Interim Tax Period but, in the case of (ii), to the extent only of a refund or credit attributable to a transaction or event or transactions or events out of the Ordinary Course of Business of the particular Transferred Entity will be for the account of the Seller.  The Purchaser shall promptly inform the Seller of any such refunds or credits to which the Seller may be entitled hereunder and shall pay to the Seller an amount equal to the amount of any such refunds or credits within ten (10) Business Days following the date such refunds or credits were paid or credited by the relevant Tax Authority to a Transferred Entity.  However, a refund of Taxes with respect to a Pre-Cut-off Tax Period or Interim Tax Period will be for the account of the Purchaser or its relevant Affiliate, and if refunded to the Seller or its Affiliates shall be paid to the Purchaser or its relevant Affiliate as soon as reasonably practicable after receipt, if and to the extent that such refund is attributable to a carryback of a non-capital loss from a Post-Closing Period or to a non-capital loss from a Straddle Period that is attributable to the post-Closing portion of the Straddle Period. The Seller shall remain liable for its indemnity obligations pursuant to Section 7.1 (Tax Indemnity) if the amount of any such refund or credit is later challenged by a Tax Authority.  Any payment made pursuant to this Section 7.7 shall constitute an increase to the Purchase Price.

7.8           Amendments to Tax Returns.  Except as required by Applicable Law, neither the Purchaser nor any Transferred Entity shall, or shall cause or permit their Affiliates to, without prior written consent of the Seller, refile, amend or otherwise modify any Tax Return of any Transferred Entity filed for, or do anything else that affects Taxes with respect to (i) a Pre-Cut-off Tax Period, or (ii) any Interim Tax Period or Straddle Period (other than carrying out actions in the Ordinary Course of Business during a Straddle Period); provided, however, that Seller’s consent shall not be required in the case of a refiling or amendment of a Tax Return for any such periods the sole purpose of which refiling or amendment is to carry back a non-capital loss from a Post-Closing Period to such earlier period. The Seller shall not be required to indemnify the Purchaser for any Losses to the extent such Losses relate or are attributable to any refiling, amendment, modification or other action referred to in the previous sentence; provided, however, for greater certainty, that a Loss shall not be considered to be “attributable” to such a refiling, amendment, modification or other action if and to the extent that the Loss would be indemnifiable in accordance with the terms of, and subject to the limitations set out or referred to in, Section 7.1 had there been no such refiling, amendment, modification or other action but, as a part, corollary or consequence of the Tax reporting associated with the Loss, such a refiling, amendment, modification or other action is required by Applicable Law or by a Tax Authority.

7.9           Tax Contests.  If the Purchaser receives a notice of assessment or reassessment, a written proposal for an assessment or reassessment, a notice of confirmation of an assessment or reassessment, or a similar document (a “Tax Notice”) from any Tax Authority for any Taxes in respect of which a claim may be made for indemnification under this Agreement, the Purchaser shall promptly (but in any event within ten (10) Business Days of receipt) deliver a copy of the Tax Notice to the Seller, together with all correspondence and any other documents received by the Purchaser with respect to such Tax Notice.  The Purchaser and the Seller agree to cooperate and to cause their Affiliates to cooperate with each other to the extent reasonably required after the Closing Date in connection with any submissions in respect of such Tax Notice and any objection or appeal in respect of such Tax Notice (each a “Tax Contest”).  If the Seller’s Tax liability or the Seller’s right to a Tax refund could be affected by the Tax Contest or if the Seller could have an indemnification obligation under this Agreement in respect of the Tax Contest, the Seller shall have the right to conduct, control, defend, settle or compromise the defence of the Tax Contest at its own expense, whether the Tax Contest began before or after the Closing, provided the Seller acknowledges its obligation to indemnify the Purchaser in respect of that Tax Contest in accordance with the terms of, and subject to the limitations set out or referred to in, Section 7.1.  The Seller shall have the right to determine whether or not the Transferred Entities shall agree to any settlement or compromise of a Tax Contest, provided that (a) where such settlement or compromise would, in and of itself, have the effect of increasing the Tax payable by any Transferred Entity for any period beginning on or after the Cut-off Date, such settlement or compromise shall require the written consent of the Purchaser, such consent not to be unreasonably withheld, conditioned or delayed and provided that (b) notwithstanding Section 7.9(a), the Seller shall be entitled, without the Purchaser’s consent, to cause any relevant Transferred Entity to claim any deduction available to it in computing income, taxable income or Tax payable under the ITA and similar provincial laws (other than a deduction that arises in a period beginning on or after the Cut-off Date), or to claim any other applicable Tax attribute, deduction or advantage (other than an attribute, deduction or advantage that arises in a period beginning on or after the Cut-off Date) in settling or compromising such Tax Contest.  The Purchaser shall provide the Seller with all necessary powers of attorney and other necessary documents and assistance to allow the Seller to effectively conduct and control such defence.  In addition, in any such case, the Purchaser agrees to cooperate (and, following Closing, to cause the Transferred Entities to cooperate) with the Seller in connection with all aspects of the proper prosecution of any Tax Contest (including reasonable cooperation with respect to production and delivery of documents, examinations for discovery, preparation of undertakings and selection and making reasonable efforts to secure attendance of appropriate witnesses for discoveries and hearing). The Purchaser shall also have the right to observe, at its own expense, and to be kept informed of the conduct, negotiation, settlement or defence of any Tax Contest the control of which has been assumed by the Seller.  If the Seller does not assume control of a Tax Contest as permitted in this Section 7.9, the Purchaser shall be entitled to conduct, negotiate, settle or defend the Tax Contest at its own expense (provided that no such settlement shall increase the amount of Taxes for which the Seller may be required to indemnify the Purchaser under Section 7.1, except for Taxes directly at issue in the Tax Contests), and shall allow the Seller to observe, at its own expense, and shall keep the Seller informed of, such conduct, negotiation, settlement or defense, and such settlement or any other final determination of the Tax Contest shall be binding upon the Seller. Notwithstanding any other provision of this Agreement, with the exception of the preceding sentence, the Seller shall not be responsible for any Taxes to the extent attributable to any action taken by the Purchaser with respect to any Tax Contest without the prior written consent of the Seller.  The Seller shall not be required to make any payment on account of Taxes for which the Seller is required to indemnify the Purchaser hereunder until final determination (from which no appeal may be instituted) of any Tax Contest in respect of such Taxes, unless the relevant Tax Authority is entitled to take collection action in respect of such Taxes, notwithstanding the Tax Contest relating thereto, in which case the Seller shall pay such Taxes or the portion thereof that are subject to immediate collection action by the relevant Tax Authority within the time required by Applicable Law.  Failure by any Party to notify any other Party or to keep such other Party informed and involved, or to deliver any documents as provided in this Section 7.9 shall not relieve the Party otherwise entitled to such notice, or to be kept informed and involved, of the indemnification obligations contained in this Agreement except to the extent such failure results in prejudice to such other Party.  This Section 7.9 shall govern the control of Tax Contests other than the Tax Litigation.

7.10           Tax Litigation.

(1)           Conduct of Litigation in the Interim Period.  During the Interim Period:

(a)
the Seller shall use commercially reasonable efforts, in good faith, to pursue the Tax Litigation, at its own expense, in the Tax Court of Canada and any other applicable court of competent jurisdiction, and through any and all available appeals from any decision or decisions of such court, or to settle the Tax Litigation, with a view to achieving a settlement or final resolution of the Tax Litigation on as favourable a basis as reasonably possible to SCDA;

(b)
subject to Section 7.10(2)(a), the Seller shall have the right to conduct, control, defend, settle, compromise or discharge the Tax Litigation or enter into any judgment in respect thereof in its discretion until the Final Settlement or until the Closing;

(c)
the Seller shall keep the Purchaser informed of all material developments relating to the Tax Litigation and provide copies of all material correspondence and documentation relating thereto, and shall consult with and afford the Purchaser all reasonable opportunities to provide its input on all material considerations pertaining to the conduct, settlement or other resolution of the Tax Litigation, and shall take such input from the Purchaser into reasonable consideration, until the Final Settlement, or until the Closing; and

(d)	the Purchaser shall have the right to monitor the Tax Litigation at its own cost and expense.

(2)           Conduct of Litigation Post-Closing.  Notwithstanding anything to the contrary in Article 6 or Article 7, if the Final Settlement has not occurred as of the Closing Date, then after the Closing Date:

(a)
the Purchaser shall use commercially reasonable efforts, in good faith, to pursue the Tax Litigation, at its own expense, in the Tax Court of Canada and any other applicable court of competent jurisdiction, and through any and all available appeals from any decision or decisions of such court, or to settle the Tax Litigation, with a view to achieving a settlement or final resolution of the Tax Litigation on as favourable a basis as reasonably possible to SCDA;

(b)
subject to Section 7.10(2)(a), the Purchaser shall have the right to conduct, control, defend, settle, compromise or discharge the Tax Litigation or enter into any judgment in respect thereof in its discretion until the Final Settlement or until the conduct of the Tax Litigation is taken over by the Seller in accordance with Section 7.10(3);

(c)
the Purchaser shall keep the Seller informed of all material developments relating to the Tax Litigation and provide copies of all material correspondence and documentation relating thereto, and shall consult with and afford the Seller all reasonable opportunities to provide its input on all material considerations pertaining to the conduct, settlement or other resolution of the Tax Litigation, and shall take such input from the Seller into reasonable consideration, until the Final Settlement, or until the conduct of the Tax Litigation is taken over by the Seller in accordance with Section 7.10(3); and

(d)	the Seller shall have the right to monitor the Tax Litigation at its own cost and expense.

(3)           Assumption of Litigation.  If the Purchaser notifies the Seller that it intends to discontinue the Tax Litigation, or if the Seller determines, acting reasonably, that the Purchaser is not using commercially reasonable efforts in good faith to pursue the Tax Litigation as provided in Section 7.10(2)(a), the Seller may assume control of the Tax Litigation whereupon (and notwithstanding anything to the contrary in Article 6 or Article 7):

(a)
the Seller shall, at its own expense, use commercially reasonable efforts, in good faith, to conduct, control, defend, settle, compromise or discharge the Tax Litigation or enter into any judgment in respect thereof in its discretion until the Final Settlement, with a view to achieving a settlement or final resolution of the Tax Litigation on as favourable a basis as reasonably possible to SCDA and shall consult with and afford the Purchaser all reasonable opportunities to provide its input on all material considerations pertaining to the conduct, settlement or other resolution of the Tax Litigation, and shall take such input from the Purchaser into reasonable consideration;

(b)
the Seller shall keep the Purchaser informed of all material developments relating to the Tax Litigation and provide copies of all material correspondence and documentation relating thereto until the Final Settlement;

(c)
the Purchaser shall cooperate (and shall cause the Transferred Entities to cooperate) with the Seller in connection with all aspects of the proper prosecution of the Tax Litigation (including with respect to production and delivery of documents, examinations for discovery, preparation of undertakings and selection and making reasonable efforts to secure attendance of appropriate witnesses for discoveries and hearings);

(d)
the Purchaser shall provide the Seller with all necessary powers of attorney and other necessary documents and assistance to allow the Seller to effectively conduct and control the proper prosecution of the Tax Litigation and implement any settlement or compromise thereof, and the Purchaser shall allow the Seller (if the Seller so decides) to retain the existing counsel representing SCDA in connection with the Tax Litigation; and

(e)	the Purchaser shall have the right to monitor the Tax Litigation proceedings at its own cost and expense.

(4)           Litigation Records.  The Purchaser shall, and shall cause the Transferred Entities and any of its and their Representatives to, preserve all documents relevant to the Tax Litigation until otherwise notified in writing by the Seller.

(5)           Costs.  Upon any Final Settlement, (a) the Purchaser shall reimburse the Seller for one half of the reasonable out-of-pocket, Third Party costs, fees and expenses incurred by the Seller in respect of the Tax Litigation pursuant to Section 7.10(3), and (b) the Seller shall reimburse the Purchaser for one half of the reasonable out-of-pocket, Third Party costs, fees and expenses (i) incurred by the Purchaser in respect of the Tax Litigation after the Closing Date, and (ii) incurred by any of the Transferred Entities after June 30, 2014.

7.11           Net Financial Benefit.  No Indemnifying Party shall be liable under this Article 7 in respect of any Losses suffered by any Indemnified Party to the extent there are any offsetting savings by or net financial benefits to such Indemnified Party arising from such Losses or the facts, matters, events or circumstances giving rise to such Losses, including any resulting deductions or credits available to reduce the Taxes payable by a Transferred Entity for a taxation year or period ending after Closing that would not have been available had such Losses not been sustained.

7.12           SLAL Deemed Dividend Tax.

(1)           Indemnity.  Subject to Section 7.12(2), the Purchaser shall be entitled to indemnification under Section 7.1(iii) in respect of any SLAL Deemed Dividend Tax for which SCDA becomes liable, plus any related interest, penalties or costs, except to the extent of the Directed Amount, and except to the extent such liability is attributable to any failure by the Purchaser to comply with its obligations under Section 4.3(b) or Section 4.4; and the Purchaser shall not otherwise be entitled to indemnification under Section 7.1 in respect of the SLAL Deemed Dividend Tax or any related interest, penalties and costs.

(2)           No Recovery.  Notwithstanding any other provision of this Agreement, the Purchaser shall not be entitled to indemnification under Section 7.1 in connection with any SLAL Deemed Dividend Tax, or any related interest, penalties or costs, if the Purchaser seeks recovery of any such Tax pursuant to a right of recovery under the ITA or any analogous provincial provision.

ARTICLE 8
COVENANTS

8.1           Access for Integration Planning.  During the Interim Period, subject to the requirements and restrictions of Applicable Law and any confidentiality obligations or restrictions on access contained in any contract with a Third Party (provided that the Seller shall have used commercially reasonable efforts to obtain the required waiver of such confidentiality obligations or restrictions on access from the Third Party), the Seller shall give, or cause to be given, to the Purchaser and its Representatives reasonable access during normal business hours, on not less than two (2) Business Days’ notice to the individuals listed at Section 8.1 of the Seller Disclosure Letter (each an “Access Coordinator”), to the Books and Records, current members of the management team of the Target Business to the extent such members of the management team can be made available using the reasonable endeavours of the Seller and the real property listed at Section 8.1 of the Seller Disclosure Letter, in each case as the Purchaser reasonably requires solely for the purpose of enabling the Purchaser to plan and implement its strategy as of the Closing for the Target Business.  As a condition to providing information or access, an Access Coordinator may request that the Purchaser demonstrate to the satisfaction of such Access Coordinator, acting reasonably, that such information or access is required for the purposes of integration planning and the Purchaser shall promptly respond to such request.

8.2           Personal Information.

(1)           Compliance with Privacy Laws.  Each Party shall comply with Privacy Laws, the United Kingdom Data Protection Act 1998 and the Target Privacy Policies, as applicable, in the course of collecting, using and disclosing Transaction Personal Information.  The Purchaser shall collect Transaction Personal Information prior to Closing only for purposes related to the Proposed Transactions and, if the Parties do not elect to terminate this Agreement as provided herein, for the completion of such transactions.  During the Interim Period, the Purchaser shall not disclose Transaction Personal Information to any Person other than to its Representatives who are evaluating and advising on the Proposed Transactions.  The Purchaser shall not, following the Closing, without the consent of the individuals to whom such Personal Information relates or as permitted or required by Applicable Law, use or disclose Transaction Personal Information for purposes other than those for which such Transaction Personal Information was collected by the Transferred Entities prior to the Closing.

(2)           Protection of Transaction Personal Information.  The Purchaser shall protect and safeguard the Transaction Personal Information against loss or theft, as well as unauthorized access, use, copying, modification or disclosure to reflect the requirements under applicable Privacy Laws and the United Kingdom Data Protection Act 1998.  The Purchaser shall not disclose or transfer any Transaction Personal Information to any Person located outside of Canada.  The Purchaser shall cause its Representatives to observe the terms of this Section 8.2 and to protect and safeguard Transaction Personal Information in their possession.  If the Seller or the Purchaser terminates this Agreement as provided herein, the Purchaser shall deliver to the Seller all Transaction Personal Information in its possession or in the possession of any of its Affiliates and Representatives, including all copies, reproductions, summaries or extracts thereof in accordance with Section 8.3(4).

8.3           Confidentiality.

(1)           Information To Be Confidential.  Each Recipient shall treat confidentially and not disclose, and shall inform its Representatives of the confidential nature of such Confidential Information and shall cause each of its Representatives to treat confidentially and not disclose, other than as expressly contemplated by this Agreement, any Confidential Information of a Discloser.  A Recipient shall not disclose any Confidential Information of the Discloser, any of its Affiliates or the Proposed Transactions to any Governmental Authority except with the prior written approval of the Discloser in accordance with Section 8.3(3) or as contemplated pursuant to Article 9.  A Recipient shall (at its own expense) take all reasonable measures, including court proceedings, to restrain its Representatives from making any unauthorized use or disclosure of any of the Confidential Information of a Discloser.  A Recipient shall be liable and responsible for any breach of this provision by any of its Representatives.  A Discloser may, in its sole discretion, prior to furnishing any of its Confidential Information to a Recipient, specify (i) that any such Confidential Information is not to be shared by the Recipient with certain Persons and/or (ii) impose any other additional confidentiality protocols or restrictions with respect to the Recipient, its Affiliates and/or its Representatives accessing and using any such Confidential Information; and, in each case, the Recipient shall implement and comply with, and shall cause its Affiliates and Representatives to implement and comply with, any such specifications or requirements of the Discloser, as well as any Applicable Laws, in each case as a condition to accessing any such Confidential Information.

(2)           Use Of Confidential Information.  A Recipient may disclose Confidential Information only to those of its Representatives who need to know such Confidential Information for the purpose of implementing the Proposed Transactions.  Notwithstanding the preceding sentence, during the Interim Period, the Purchaser shall not disclose Supervisory Information relating to the Transferred Entities except to the individuals set out in Section 8.3(2) of the Purchaser Disclosure Letter.

(3)           Required Disclosure and Disclosure to Tax Authority.

(a)
A Recipient shall not disclose any Confidential Information to any Governmental Authority (including, for purposes of this Section 8.3(3)(a) only, any Tax Authority) except with the express prior written approval of the Discloser or in accordance with the provisions of this Section 8.3 or as contemplated by Article 9.  Subject to the immediately preceding sentence, if a Recipient or any of its Representatives receives a request from a Governmental Authority or is legally required by Applicable Law to disclose all or any part of the Confidential Information of a Discloser or any other information concerning the Discloser, any of its Affiliates or the Proposed Transactions, such Recipient shall (i) promptly notify the Discloser of the existence, terms and circumstances surrounding the request or requirement, (ii) consult with the Discloser on the advisability of taking legally available steps to resist or narrow the request or lawfully avoid the requirement, and (iii) if requested by the Discloser, take all necessary steps to seek a protective order or other appropriate remedy, the costs of which shall be paid or reimbursed by the Discloser.  If a protective order or other remedy is not available, or if the Discloser waives compliance with the provisions of this Section 8.3(3), the Recipient receiving the request for disclosure or its

Representatives, as the case may be, may disclose to the Person requiring disclosure only that portion of the Confidential Information which such Recipient is advised by written opinion of counsel is legally required to be disclosed and shall exercise the Recipient’s reasonable best efforts to obtain reliable assurance that confidential treatment will be accorded such portion.

(b)
A Recipient shall not disclose any Confidential Information to any Tax Authority except with the express prior written approval of the Discloser or in accordance with the provisions of this Agreement.  Notwithstanding the foregoing, if disclosure of information concerning this Agreement or the transactions contemplated hereunder is required in order to obtain a ruling, certificate or other document from any relevant Tax Authority (a “Tax Ruling”) that the Recipient reasonably believes, based on the advice of legal counsel, it is necessary or desirable to obtain in connection with this Agreement or the transactions contemplated hereunder, such Recipient shall (i) promptly notify the Discloser of the necessity or desirability of obtaining the Tax Ruling, and (ii) consult with the Discloser on the possibility of otherwise addressing the concerns that gave rise to the necessity or desirability of obtaining the Tax Ruling.  If such concerns cannot otherwise be addressed to the reasonable satisfaction of the Recipient, or if the Discloser waives compliance with the provisions of this Section 8.3(3)(b), the Recipient or its Representatives may disclose to the relevant Tax Authority only that portion of the Confidential Information which is required in order to obtain the Tax Ruling and shall exercise the Recipient’s reasonable best efforts to obtain reliable assurance that confidential treatment will be accorded such portion.

(4)           Return or Destruction.  Following the termination of this Agreement in accordance with the provisions of this Agreement, each Recipient shall (and shall cause each of its Representatives to) (a) return promptly to the Discloser or destroy all physical copies of the Confidential Information of the Discloser, excluding Notes prepared by the Recipient or its Representatives, then in such Recipient’s possession or in the possession of its Representatives, (b) destroy all (i) electronic copies of such Confidential Information of the Discloser or any of its Affiliates, and (ii) all Notes (including electronic copies thereof) prepared by such Recipient or any of its Representatives, including electronic back-ups of the foregoing in a manner that ensures the same may not be retrieved or undeleted by such Recipient or any of its Representatives, and (c) deliver to the Discloser, upon written request of the Discloser, a certificate executed by one of the Recipient’s duly authorized senior officers indicating that the requirements of this Section 8.3(4) have been satisfied in full. Notwithstanding the foregoing, the Recipient and its Representatives may retain Confidential Information to the extent (y) it is backed-up or archived, as a matter of routine processes, on the electronic information management and communications systems or servers of the Recipient or its Representatives and such backed up or archived Confidential Information is not intentionally accessed and is deleted in accordance with the Recipient’s policies with respect to the retention of electronic records, or (z) retention is required by law or regulatory authority; provided, that to the extent any Confidential Information is retained in accordance with this sentence, the confidentiality obligations hereunder shall survive indefinitely in relation to such stored Confidential Information until such time as it is permanently deleted.  Notwithstanding the return or destruction of Confidential Information and Notes, the Recipient and its Representatives shall continue to be bound by the Recipient’s confidentiality and other obligations hereunder.

(5)           Privilege.  Each Party acknowledges that certain Confidential Information may be information to which solicitor-client privilege or litigation privilege, or both, attaches.  Each Party recognizes that the Discloser has a material interest in the preservation of privilege in respect of privileged material.  No waiver of any privilege is implied by the disclosure of Confidential Information to any person pursuant to the terms of this Agreement.

(6)           After Closing.  With respect to any Confidential Information of the Transferred Entities (except to the extent an Excluded Asset), from and after the Closing the Purchaser and its Affiliates shall be deemed for purposes of this Section 8.3 to be the Discloser of such Confidential Information and the Seller and its Affiliates shall be deemed for purposes of this Section 8.3 to be the Recipient of such Confidential Information.

8.4           Risk of Loss.  If before the Closing all or any material portion of the properties or assets of the Target Business, taken as a whole, is lost, damaged or destroyed or is expropriated or seized by any Governmental Authority or any other Person in accordance with Applicable Law or if notice of any such expropriation or seizure shall have been given in accordance with Applicable Law, the Purchaser shall nonetheless complete the transactions contemplated in this Agreement and the Seller will, subject to and as of the Closing, surrender to the Purchaser (a) any insurance proceeds received by the Seller under any insurance policy with respect to such damage, destruction or loss, less any proceeds applied to the physical restoration of such asset prior to the Closing, (b) any proceeds of such expropriation or seizure, and (c) all rights of the Seller with respect to any causes of action, whether or not litigation has commenced as of the Closing, in connection with such damage, destruction, loss, expropriation or seizure.  The Seller will make available to the Purchaser the benefits of any insurance policy covering such assets and properties with respect to insured events or occurrences prior to the Closing (whether or not claims relating to such events or occurrences are made prior to or after the Closing); provided, however, that the benefits of such insurance will be subject to (and recovery thereon will be reduced by the amount of) any applicable deductibles and co-payment provisions or any payment or reimbursement obligations of the Seller in respect thereof.

8.5           Action During Interim Period.

(1)           Operate in Ordinary Course.  During the Interim Period, without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld, delayed or conditioned, the Seller shall cause the Transferred Entities to (a) operate the Target Business in the Ordinary Course of Business and in compliance, in all material respects, with Applicable Laws, and, in particular, without limiting the generality of the foregoing, the Seller shall cause the Transferred Entities to continue substantially the same or no less conservative underwriting and claims handling practices as those in force on December 31, 2013, (b) preserve the goodwill and business relationships of the Target Business, and (c) maintain the properties and assets of the Target Business in good operating condition and repair, normal wear and tear excepted, except (i) as set out in Section 8.5(1) of the Seller Disclosure Letter, (ii) as permitted pursuant to this Agreement or the Transaction Agreements or reasonably required to give effect to this Agreement or the Transaction Agreements, including in respect of the Pre-Closing Reorganization, (iii) in respect of any action for which the Purchase Price is adjusted pursuant to Section 2.8(Payment on Adjustment Date), (iv) in respect of the settlement of the Tax Litigation in accordance with the terms of this Agreement, (v) as requested by the Purchaser, (vi) as required by a Governmental Authority or as required by and subject to Applicable Law, or (vii)

as required in an emergency or disaster situation with the intention of minimizing any adverse effect on the Target Business.

(2)           Negative Covenants.  During the Interim Period, subject to the Seller’s rights to cure in Section 5.1(1) or Section 5.1(2), without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld, delayed or conditioned, the Seller shall ensure that none of the Transferred Entities:

(a)	amends its articles, letters patent or by-laws or similar document adopted or filed in connection with the creation, formation or organization of such Transferred Entity;

(b)	directly or indirectly, declares, sets aside for payment or pays any dividend or makes any other payment or distribution on or in respect of any of its shares;

(c)	redeems, purchases, retires or otherwise acquires, directly or indirectly, any of its shares;

(d)	makes any changes in its accounting principles, policies, practices or methods not required by Applicable Law, Governmental Authority or Canadian Generally Accepted Accounting Principles;

(e)	makes any material changes in the remuneration or compensation structure of agents and brokers who market and sell the Policies;

(f)
introduces any material changes in the standard forms of its Policies, introduces any new product categories or makes any material modification in pricing practices with respect to any of its Policies;

(g)
purchases or otherwise acquires any interest in any securities of any other Person except in respect of the carrying on of the business of SLI Canada, SCDA, SLTC, SLMF and the Standard Life Funds in the Ordinary Course of Business;

(h)	fails to operate in accordance with the investment mandates in existence at the date of this Agreement;

(i)
makes any capital expenditure or authorizes any capital expenditure in each case in excess of seven-hundred and fifty thousand dollars ($750,000) for any single capital expenditure or in excess of ten million dollars ($10,000,000) in the aggregate;

(j)
mortgages, pledges, grants a security interest in or otherwise creates a Lien, other than a Permitted Lien, on any of its property or assets, except (i) in the Ordinary Course of Business, and (ii) in amounts which, individually and in the aggregate, are not material to the financial condition of the Target Business;

(k)	cancels or waives any debt, claim or other right with a value to such Transferred Entity in excess of one-hundred thousand dollars ($100,000);

(l)
issues or sells any shares or other securities or issues, sells or grants any option, warrant or right to purchase any shares or other securities or issues any security convertible into the shares in the capital of any of the Transferred Entities other than to another Transferred Entity;

(m)	adopts or amends any Employee Plan, except for retention agreements to be entered into with certain Employees to the extent consistent with a process agreed to by the Parties;

(n)	enters into any employment agreement or consulting agreement with any individual with an annual base compensation greater than two-hundred and fifty thousand dollars ($250,000);

(o)	makes any material changes in the remuneration or compensation structure of any current or former Employee;

(p)	terminates the appointment or employment of any officer or senior management Employee;

(q)	guarantees any debt of any other Person, other than a Transferred Entity, in excess of one-hundred thousand dollars ($100,000);

(r)
sells, leases or otherwise disposes of any of its material fixed assets other than the leasing of any Real Property Investment Assets or the sale of any Standard Life Fund Real Property in the Ordinary Course of Business;

(s)	incurs or assumes any indebtedness in excess of one million dollars ($1,000,000), except in the Ordinary Course of Business and in accordance with Applicable Law;

(t)
settles, compromises or discharges any material Legal Proceeding, other than (i) the Tax Litigation in accordance with the terms of this Agreement, (ii) Legal Proceedings settled for an amount equal to or less than the amount reserved for in the SCDA Financial Statements, the Standard Life Bermuda Financial Statements or the Non-Insurance Company Financial Statement, as applicable, in respect of such Legal Proceeding, or (iii) Legal Proceedings relating to disability management;

(u)	amends or terminates any Material Contract or defaults in the performance of any material obligation of such Transferred Entity under a Material Contract;

(v)
enters into a Contract which (i) involves the payment to or by a Transferred Entity of more than five-hundred thousand dollars ($500,000) during a calendar year, (ii) contains a non-competition or non-solicitation covenant that restricts the freedom of a Transferred Entity to carry on its business as it is conducted as of the date hereof, (iii) provides for the acquisition or disposition of any business, (iv) is with a Governmental Authority, excluding Policies, or (v) provides for the licensing of material Intellectual Property used by the Target Business;

(w)
makes any material change to the underwriting criteria, asset liability matching policies, investment policies, reserving policies or principles, or risk management policies (or equivalent thereof) (or adopts any new or additional criteria or policies) existing at the date of this Agreement as applicable to any Policy or other product or any of the Transferred Entities, or materially departs from or fails to comply with any of the foregoing;

(x)
writes, otherwise enters into or terminates any insurance or reinsurance policy or treaty involving a net retained liability in excess of the limits in force at June 30, 2014 or terminates any reinsurance agreement other than a reinsurance agreement with another Transferred Entity;

(y)
amends or terminates any Key Insurance Distribution Agreement or Key Mutual Fund Distribution Agreement or defaults in the performance of any material obligation of a Transferred Entity under a Key Insurance Distribution Agreement or Key Mutual Fund Distribution Agreement that was consistently performed prior to the date hereof;

(z)
except for case reserves in the Ordinary Course of Business which are supported by an actuarial investigation, and subject to the over-riding rights of the appointed actuary of SCDA and the approved actuary of Standard Life Bermuda to require the release of such reserves, releases any provision or reserve in respect of liabilities of the Transferred Entities;

(aa)
issues, directly or indirectly, any general communication to the Policyholders of the Target Insurance Companies or any particular group of such Policyholders or makes a voluntary commitment to any of the Policyholders of the Target Insurance Companies which, in any case, could reasonably be expected to:

(i)	have an adverse effect on the reasonable expectations of any group of Policyholders;

(ii)	enhance the reasonable expectations of any group of Policyholders as against their position as at the date of this Agreement; or

(iii)	have an adverse effect on any group of Policyholders;

(bb)
makes any material change to any of its methods, policies, principles or practices of Tax accounting or methods of reporting or claiming income, losses, or deductions for Tax purposes; enters into any material agreement with any Tax Authority, or terminates or rescinds any material agreement with a Tax Authority that is in effect on the date of this agreement; makes or amends any material claim, election or option relating to Taxation; or amends any tax return in any material respect, in each case to the extent that any of the foregoing could reasonably be expected to increase materially Tax liabilities of the Transferred Entities or reduce materially the availability of any Tax credits to the Transferred Entities, except in the Ordinary Course of Business, consistent with past practice and in accordance with Applicable Law and provided that SCDA shall not be precluded from concluding any agreement with a Tax Authority relating to the

Tax Litigation or giving effect to the settlement or resolution thereof in accordance with the terms of this Agreement; or

(cc)	agrees, commits or enters into any understanding to take any actions enumerated paragraphs (a) to (bb) in this Section 8.5(2);

except (i) as set out in Section 8.5(2) of the Seller Disclosure Letter, (ii) as permitted pursuant to this Agreement or reasonably required to give effect to this Agreement or the Transaction Agreements, including in respect of the Pre-Closing Reorganization, (iii) in respect of any action for which the Purchase Price is adjusted pursuant to Section 2.8 (Payment on Adjustment Date), (iv) in respect of the settlement of the Tax Litigation in accordance with the terms of this Agreement, (v) as requested by the Purchaser, (vi) as required by a Governmental Authority or as required by and subject to Applicable Law, or (vii) as required in an emergency or disaster situation with the intention of minimizing any adverse effect on the Target Business.

(3)           Purchaser Approval.  For the purposes of determining whether the Purchaser has approved any action or lack thereof pursuant to Section 8.5(1) or 8.5(2), as applicable, approval shall be deemed to have been granted (a) upon receipt of written approval from the Purchaser, or (b) three (3) Business Days after the Purchaser’s receipt of the request for approval from the Seller if the Purchaser has neither granted nor denied such approval by such time.

(4)           Information.  During the Interim Period, the Seller shall provide the Purchaser with (a) monthly management reports (in the form produced by each of the Transferred Entities in the twelve (12) month period prior to the date of this Agreement for internal reporting purposes), and (b) quarterly IFRS statements (in the form produced by each of the Transferred Entities in the twelve (12) month period prior to the date of this Agreement for internal reporting purposes), including balance sheets, income statements and source of earnings in the form made available in the Virtual Data Room.  The Seller and the Purchaser shall implement appropriate competition law compliance protocols, which may include withholding, aggregating or redacting information, in connection with information contained in such reports and statements that is considered to be competitively sensitive.

(5)           Inside Dealing.

(a)
The Purchaser acknowledges and agrees that it is aware (and shall where appropriate advise its Affiliates and Representatives) that Confidential Information it receives under or in relation to this Agreement and the Proposed Transactions relating to the Parent, the Seller and the Target Business may include material non-public information and that United Kingdom, Canadian or other applicable securities laws impose restrictions on trading securities when in possession of such information and on communicating such information to any other person.  Without limitation, the Purchaser acknowledges and agrees that:

(i)
Confidential Information of the Parent or its Affiliates is provided to it in confidence and neither the Purchaser nor any of its Affiliates or Representatives will engage in any behaviour in relation to qualifying investments or relevant related investments (within the meaning of Part

VIII of the UK Financial Services and Markets Act 2000 (“FSMA”) and the UK Code of Market Conduct made pursuant to FSMA) while in possession of Confidential Information of the Parent or any of its Affiliates which would amount to market abuse for the purposes of FSMA; and

(ii)
this Agreement, the Proposed Transactions and some or all of the Confidential Information of the Parent or its Affiliates may constitute inside information for the purposes of the UK Criminal Justice Act 1993 (“CJA”) and accordingly by receiving such Confidential Information the Purchaser and its Affiliates and its Representatives may each become an ‘insider’.  Each of them may be made an insider by virtue of the receipt of any such information and the Purchaser acknowledges and agrees that, subject to and in accordance with Applicable Law, neither it nor its Affiliates nor its Representatives may deal in securities that are price-affected securities (as defined in the CJA) in relation to any such inside information, encourage another person to deal in price-affected securities or disclose the information except as permitted by the CJA before the Confidential Information has been made public.

(b)
The Seller acknowledges and agrees that it is aware (and shall where appropriate advise its Affiliates and Representatives) that Confidential Information it receives under or in relation to this Agreement, the Purchaser and the Proposed Transactions may include material non-public information, and that Canadian or other applicable securities laws impose restrictions on trading securities when in possession of such information and on communicating such information to any other person.

(6)           Subject to Applicable Law.  Nothing in this Section 8.5 shall derogate from the requirements of Applicable Law relating (i) to the duties and obligations of the board of directors of SCDA or SLTC, or (ii) the need for, or the ability of, the Purchaser, the Seller and their Affiliates to continue to act independently and as bona fide competitors in all areas and markets where they compete.

8.6           Exclusive Dealings.

(1)           Alternative Proposals.  Subject to Section 8.6(4), during the Interim Period, except as otherwise provided in this Agreement, the Parent and the Seller shall not (and shall procure that their Affiliates and their respective Representatives shall not):

(a)
directly or indirectly in any manner (i) make, entertain, initiate, solicit, encourage or otherwise facilitate, (ii) furnish or cause to be furnished any information to any Persons (other than the Purchaser or its Representatives) in connection with, or (iii) engage in discussions or negotiations regarding, or otherwise cooperate in any way with, or assist or participate in, any effort or attempt by any other Person (or group of Persons) to make or complete an offer, proposal or inquiry, relating to any possible sale by the Seller of all or any portion of the Target Shares or of all or any portion of, or any other interest in, the Target Business, (each of the

(a)	foregoing proposals or discussions, whether written or oral, an “Alternative Proposal”); or

(b)
directly or indirectly in any manner (i) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to the Purchaser, the approval or recommendation of the board of directors of the Parent and the Seller or any committee thereof of or in respect of this Agreement, (ii) approve or recommend or propose publicly to approve or recommend any Alternative Proposal, or (iii) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Alternative Proposal provided that the Parent and Seller shall not be bound by the provisions of Section 8.6(1)(b)(i) prior to obtaining Parent Shareholder Approval to the extent having taken appropriate independent legal and financial advice the directors of the Parent or Seller determine in good faith that they are required by their fiduciary and other statutory duties to act in a manner contrary to or otherwise in accordance with such undertakings.

(2)           Cease Discussions with Prospective Buyers.  Subject to Section 8.6(4), each of the Parent and the Seller shall, and shall cause their respective Representatives and Affiliates to, immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons conducted heretofore by the Seller or the Parent with respect to any actual or potential Alternative Proposal, and, in connection therewith, the Parent and the Seller shall discontinue access by any prospective buyer of the Target Business, other than the Purchaser, to the Virtual Data Room and not establish or allow any such prospective buyer access to any other data rooms, virtual or otherwise or otherwise furnish information to any such prospective buyer in respect of the Target Business. The Parent and the Seller shall as soon as possible require the return or destruction of confidential information provided in connection therewith in accordance with the terms of the confidentiality agreement entered into with such prospective buyer. The Parent and the Seller agree not to release any such Person from any confidentiality, non-solicitation and standstill commitments to which such Person is a party, or terminate, modify, amend or waive the terms thereof and the Parent and the Seller undertake to enforce, or cause their respective Affiliates to enforce, in all material respects all non-disclosure, non-disturbance, non-solicitation and similar covenants relating to Confidential Information that they or any of their Affiliates have entered into prior to the date hereof or enter into after the date hereof.  Should the Parent or the Seller become aware of a material breach of any such confidentiality or solicitation commitments, it shall notify the Purchaser and discuss with the Purchaser in good faith any action to be taken.

(3)           Information Regarding Alternative Proposals.  If the Parent or the Seller receives or is informed of an unsolicited bona fide Alternative Proposal by a Person (the “Interested Person”) during the Interim Period that the directors of the Parent determine in good faith could reasonably result in a Superior Proposal, the Parent or the Seller shall, within two (2) Business Days of such determination, provide notice to the Purchaser of such Alternative Proposal. Such notice to the Purchaser shall be made in writing and shall indicate the material terms (excluding the identity of the party making the Alternative Proposal) of such proposal, including those terms which the directors of the Parent consider cause the Alternative Proposal to be a Superior

Proposal. The Parent and the Seller shall keep the Purchaser informed of any material changes to the status, including any change to the material terms, of any such Alternative Proposal.

(4)           Request for Confidential Information.  Following a determination by the directors of the Seller or the Purchaser in accordance with Section 8.6(3):

(a)	the Parent or the Seller may provide material non-public information regarding the Target Business to the Interested Person, provided that the Parent or Seller:

(i)
enters into a confidentiality and standstill agreement with such Interested Person that is customary in such situations and which, in any event and taken as a whole, the directors of the Parent or Seller determine in good faith is not less favourable to the Parent and the Seller in any material respect than the confidentiality agreement executed by the Purchaser; and

(ii)	provides the Purchaser with a list of, and, at the request of the Purchaser, copies of, the information provided to such Interested Person; and

(b)
the Parent or the Seller and their Representatives may enter into or participate in any discussions with such Interested Person for the purpose of clarifying the terms of such Interested Person’s Alternative Proposal.

(5)           Acceptance of Alternative Proposal and Right to Match.

(a)
If the Parent or the Seller receives or is informed of an Alternative Proposal during the Interim Period, neither the Parent nor the Seller, nor any of their Affiliates or any of their respective Representative may accept, approve, recommend or enter into any agreement to implement or facilitate such Alternative Proposal unless:

(i)	the board of directors of the Parent determines that the Alternative Proposal constitutes a Superior Proposal;

(ii)	Parent Shareholder Approval has not been obtained;

(iii)	the Parent and the Seller have complied with Section 8.6(1) through 8.6(4), inclusive, in all material respects;

(iv)
a notice has been provided to the Purchaser in relation to the Alternative Proposal (or the relevant improvement to the terms of an existing Alternative Proposal) that the Alternative Proposal constitutes a Superior Proposal, together with the material terms (excluding the identity of the party making the Alternative Proposal) of such Alternative Proposal, including those terms which the directors of the Parent consider cause the Alternative Proposal to be a Superior Proposal not less than ten (10) Business Days prior to the proposed acceptance, approval, recommendation or execution of the proposed agreement by the Parent or the Seller;

(v)
the Purchaser does not, before 5.00 p.m. (Toronto time) on the tenth (10th) Business Day after receipt of the notice described in Section 8.6(5)(a)(iv), notify the Seller in writing that it will improve the terms of this Agreement and the Transaction Documents,  or the board of directors of the Parent shall have determined, in good faith, after consultation with financial advisors and outside counsel, that the Alternative Proposal is a Superior Proposal compared to the proposed amendment to the terms of the transactions notified to the Seller by the Purchaser prior to such time (the “Revised Offer”); and

(vi)	the Seller terminates this Agreement pursuant to Section 10.1(c) within one Business Day of accepting, approving, recommending or entering into any such agreement.

(b)
The board of directors of the Parent will review any Revised Offer in order to determine, in good faith and in accordance with their fiduciary and statutory duties, whether such Revised Offer would result in the Alternative Proposal not being a Superior Proposal compared to the Revised Offer.  If the board of directors of the Parent determine that the Revised Offer would result in the Alternative Proposal not being a Superior Proposal compared to the Revised Offer, the Parties shall as soon as reasonably practicable enter into appropriate amendments to this Agreement and, if necessary, any other Transaction Agreement, to give effect to such terms.

(6)           New Alternative Proposals.  The Parent and the Seller each acknowledge and agree that each successive modification of any Alternative Proposal shall constitute a new Alternative Proposal for the purposes of this Section 8.6.

(7)           Responsible for Affiliates and Representatives.  The Parent and the Seller shall ensure that their Affiliates and their respective Representatives comply with the provisions of this Section, and Parent and the Seller shall be responsible for any breach of this Section 8.6 by such Persons.

8.7           Access to and Retention of Books and Records; Reporting.

(1)           Access to Purchaser’s Records.  The Purchaser shall maintain or cause to be maintained, and Seller and its Affiliates and Representatives shall, to the extent reasonably required by the Seller, have reasonable access to the Books and Records (including all statutory books, minute books, accounts, management accounts and reports, audit reports, details of internal audits, regulatory and external audit observations) and any relevant books and records of the Purchaser (or relevant parts thereof) (other than such books and records relating to the Proposed Transactions or confidential information of the Purchaser relating to the Purchaser’s investment in the Target Business), for a period of six (6) years from the Closing Date or for such longer period of time as may be required in connection with (i) any claim made against the Seller and that the Seller has provided written notice of to the Purchaser, (ii) Applicable Law (including for greater certainty but without limitation in connection with United Kingdom Controlled Foreign Companies rules), (iii) complying with the accounting obligations of the Seller and its Affiliates (including their quarterly interim management statements, half year and year-end financial reports and statements) in respect of the financial years ending December 31, 2014, December 31, 2015 and December 31, 2016, (iv) Tax matters, and (v) regulatory obligations.  During such time, the Purchaser shall provide the Seller and its Representatives with such reasonable assistance as the Seller and its Representatives may require in connection with such access.

(2)           Access to Seller’s Records.  The Seller shall maintain or cause to be maintained, and Purchaser and its Affiliates and Representatives shall, to the extent reasonably required by the Purchaser, have reasonable access to any books and records of the Seller and its Affiliates (or relevant parts thereof) to the extent related to the Target Business (other than such books and records relating to the Proposed Transactions or confidential information of the Seller relating to Seller’s investment in the Target Business), for a period of six (6) years from the Closing Date or for such longer period of time as may be required in connection with (i) any claim made against the Purchaser or the Target Business and that the Purchaser has provided written notice of to the Seller, (ii) Applicable Law, (iii) complying with the accounting obligations of the Purchaser and its Affiliates, (iv) Tax matters, and (v) regulatory obligations.  During such time, the Seller shall provide the Purchaser and its Representatives with such reasonable assistance as the Purchaser and its Representatives may require in connection with such access.

(3)           Retention Rights.  The Purchaser acknowledges that the Seller and/or its Affiliates shall be entitled to retain copies of any of the Books and Records, in its discretion, acting reasonably, for accounting, tax, litigation and regulatory purposes and, without limiting the generality of the foregoing, the Seller shall be also entitled to retain (i) copies (electronic or otherwise) of the materials posted to the Virtual Data Room or otherwise provided or made available by the Seller to the Purchaser in connection with the transactions contemplated in this Agreement, including the purchase and sale of the Target Shares, (ii) all internal correspondence and memoranda, valuations, regulatory filings and returns, investment banking presentations and offers received from others in connection with the sale of the Target Shares, and (iii) a copy of all financial information and all other accounting records prepared or used in connection with the preparation of the financial statements of any Transferred Entity. Any such copies, and all Confidential Information relating to the Target Business or the Transferred Entities, retained by the Seller and/or its Affiliates shall be subject to confidentiality and use obligations in favour of the Purchaser equivalent to those provided in Section 8.3 mutatis mutandis.

(4)           Financial Reporting.  The Purchaser agrees that it shall, or shall procure, in a timely manner and upon reasonable notice the preparation of all financial information relating to the Transferred Entities that is required for the purpose of reporting by the Parent and its Affiliates in respect of the period from January 1, 2012 up to Closing.

8.8           Excluded Intellectual Property.

(1)           Trade-marks.  The Purchaser acknowledges and agrees that except pursuant to the Transitional Trade-mark License, the Purchaser is not acquiring any rights in and to the Excluded Intellectual Property and, following the Closing Date, the Purchaser shall not have any right, title or interest in or to, or right to use, (i) any Excluded Intellectual Property, or (ii) any trade-marks confusingly similar thereto.  Except as specifically provided for in the Transitional Trade-mark License, the Purchaser covenants that it will not hereafter adopt, use, or register or authorize any other Person to adopt, use, or register (x) any trade-marks consisting of or incorporating any Excluded Intellectual Property, or (y) any trade-marks confusingly similar thereto.  In the event that after the Closing Date, and except as otherwise provided in the Transitional Trade-mark License, it becomes apparent that any asset consisting of or incorporating any Excluded Intellectual Property and any asset consisting of software, data, other technology and materials relating thereto not addressed in any of the Transaction Agreements and any intellectual property rights subsisting therein that are required for the business of the Seller or its Affiliates after the Closing Date has been transferred to the Purchaser, the Purchaser shall, without payment of any consideration, either transfer such asset back to the Seller (and execute and file with all relevant Governmental Authorities documentation in connection with such transfer as the Seller reasonably requests or which may be required by Applicable Law) or, if such transfer would be disruptive or unduly costly, take other appropriate measures as the Parties agree.

(2)           Existing Licenses.  Any license between a Transferred Entity and the Seller or any of its Affiliates (other than a Transferred Entity) providing for the use by a Transferred Entity of any trade-marks owned by the Seller or any of such Affiliates shall be terminated as of the Closing Date.

(3)           Names.  Except as otherwise provided in the Transitional Trade-mark License or as required by any Governmental Authority, but subject to the receipt of all required Regulatory Approvals and Consents which the Parties shall use commercially reasonable efforts to obtain, no later than seven (7) days following the Closing, the Purchaser shall have completed such steps, and obtained such approvals, as are required to change the name of each Transferred Entity, each Standard Life Fund, Standard Life Corporate Class and Standard Life Foundation such that the names of the Transferred Entities, the Standard Life Funds, Standard Life Corporate Class and Standard Life Foundation do not include any Excluded Intellectual Property.

8.9           Change of Control of Manager.  The Purchaser shall promptly advise the Seller of any plans that it may adopt prior to the Closing pursuant to which the acquisition of control by it of the securities of SLMF could reasonably be expected to be considered by one or more Securities Authorities as a change of manager of any Standard Life Mutual Fund rather than a change of control of manager, including by reason of the considerations described in OSC Staff Notice 81-710, and thereby trigger a requirement for SLMF to call, prior to the Closing, any Standard Life Mutual Fund Meeting to obtain approval of the Proposed Transactions.

8.10           Third Party Consents.  The Seller and the Purchaser shall cooperate, using commercially reasonable efforts, to obtain all material Consents agreed to by the Parties as reasonably necessary and appropriate to effect the Proposed Transactions.

8.11           Agreements with Affiliates; Guarantees.

(1)           Agreements with Affiliates.  Except for those agreements listed in Section 8.11 of the Seller Disclosure Letter, unless otherwise agreed in writing by the Seller and the Purchaser, the Transferred Entities on one hand and the Seller and its Affiliates (other than the Transferred Entities) on the other hand shall:

(a)	terminate all agreements between a Transferred Entity and a Seller or an Affiliate of the Seller (other than the other Transferred Entities) prior to or on Closing; and

(b)
within sixty (60) days after Closing, settle all amounts outstanding under all agreements listed in Section 3.1(31) of the Seller Disclosure Letter (other than the Employee Plans listed at Section 8.11(1) of the Seller Disclosure Letter) together with the amounts referred to on Section 8.11(1) of the Seller Disclosure Letter as to be accrued as of the Closing Date in respect of the Employee Plans listed at Section 8.11(1) of the Seller Disclosure Letter;

in each case (i) without penalty, cancellation or termination fee or any other similar increases and (ii) releasing any related obligations.  For greater certainty, this Section 8.11 shall not apply to any of the Transaction Agreements.

(2)           Guarantees.  At or prior to the Closing, the Purchaser shall (a) arrange for substitute guarantees, letters of credit, and other obligations or commitments to replace (i) any guarantees, letters of credit, surety bonds, performance bonds, capital maintenance agreements or commitments, and other similar contractual obligations or commitments entered into with a Third Party by or on behalf of the Seller or any of its Affiliates (other than solely by any of the Transferred Entities) in connection with the Target Business (together, the “Seller Guarantees”) and outstanding as of the date hereof and (ii) any Seller Guarantees entered into in the Ordinary Course of Business, on or after the date hereof and prior to the Closing to the extent that the Seller has notified the Purchaser of the details of such Seller Guarantees at least thirty (30) days prior to the Closing, or (b) assume all obligations under each Seller Guarantee, obtaining from the creditor or other counterparty a full release (in a form satisfactory to the Seller, acting reasonably) of all parties liable, directly or indirectly, for reimbursement to the creditor or fulfillment of other obligations to a counterparty in connection with amounts drawn under the Seller Guarantees.  The Purchaser further agrees that to the extent (c) the beneficiary or counterparty under any Seller Guarantee does not accept any such substitute guarantee, letter of credit, or other obligation or commitment proffered by the Purchaser, or (d) the Purchaser is unable to obtain from the beneficiary or counterparty to any Seller Guarantee a full release (in a form satisfactory to the Seller, acting reasonably) as contemplated by Section 8.11(2)(b), the Purchaser shall indemnify, defend and hold harmless the Seller and its Affiliates against, and reimburse the Seller and its Affiliates for, any and all amounts paid, including costs or expenses in connection with such Seller Guarantees, including the expenses of the Seller and its Affiliates in maintaining such Seller Guarantees, whether or not any such Seller Guarantee is drawn upon or required to be performed, and shall in any event promptly (and in any event within three (3) Business Days) reimburse the Seller and its Affiliates to the extent any Seller Guarantee is called upon and the Seller or its Affiliates make any payment or are obligated to reimburse the party issuing the Seller Guarantee.

8.12           Director and Officer Liabilities.  From and after the Closing Date, the Purchaser agrees that it shall not, and shall cause the Transferred Entities not to, take any steps that would be expected to affect adversely the rights of any individual who served as a director or officer of a Transferred Entity at any time prior to the Closing Date (each, a “D&O Indemnified Person”) to be indemnified, either pursuant to Applicable Law or the organizational documents of the Transferred Entities as they existed prior to the Closing Date, against any costs or expenses (including legal fees and expenses of investigation, defense and ongoing monitoring), judgments, penalties, fines, losses, charges, demands, actions, suits, proceedings, settlements, assessments, deficiencies, Taxes, interest, obligations, damages, liabilities or amounts paid in settlement incurred in connection with any Legal Proceeding arising out of or pertaining to matters existing or occurring at or prior to the Closing Date and relating to the fact that the D&O Indemnified Person was a director or officer of a Transferred Entity, whether asserted or claimed prior to, at or after the Closing Date.

8.13           Excluded Assets.  Notwithstanding anything to the contrary in Section 8.5, during the Interim Period or following the Closing Date the Seller shall not be restricted from removing any of the Excluded Assets from any Transferred Entity, including transferring any of the Excluded Intellectual Property to the Seller or any of its Affiliates.

8.14           Schedules to the Transaction Agreements and Other Agreements.  Promptly following the date hereof, the Parties shall use commercially reasonable efforts and co-operate to finalize the amended Intra-Company Reinsurance Agreements contemplated in Section 4.2(m) and the amended New Branch Services Agreement contemplated in Section 4.2(n) and complete those Schedules to the Transaction Agreements that have been identified in such agreements as requiring completion on terms acceptable to the Parties, acting reasonably and in good faith.

8.15           Segmented Policies.  The Purchaser acknowledges and agrees it shall, with respect to the Segmented Policies, satisfy the requirements as set out in the Segmented Policies Requirements and provide such commitment with respect to the Segmented Policies as is required by OSFI in connection with the Proposed Transactions.

8.16           Options and Other Stock Related Benefits.  It is agreed by the Parties that, the vesting of the relevant Employees awards and entitlements under the stock-based or stock-related Employee Plans will be governed by the applicable plan rules.  The Parties shall administer the income tax, social security contributions and other applicable deductions and withholdings with respect to those Employee Plans listed in Section 8.16 in accordance with the terms set out in Section 8.16 of the Seller Disclosure Letter.

8.17           Standard Life Corporate Class Trust.  Following Closing, at the Purchaser’s request, the Parties shall in good faith cooperate to effect the appointment of the nominees of the Purchaser as trustees of the Standard Life Corporate Class Trust.

8.18           Excluded Assets. The Seller shall notify the Purchaser in writing within sixty (60) days of the date hereof of any property, rights and assets used in the operation of the Target Business as of the date hereof that are not listed in Section 3.1(28) of the Seller Disclosure Letter.  If the Seller identifies any such property (which the Parties currently anticipate would likely only be software used by the Target Businesses under a global licence which will not apply to the Target Businesses after the Closing Date), the Parties will work together in good faith to find an equitable solution, which may include providing transitional services using such property, utilizing, at the Purchaser’s expense, a global licence held by the Seller or its Affiliates (other than Transferred Entities) and sharing any additional expenses required to obtain use of such property for a reasonable period.  The Seller shall provide such information to the Purchaser as the Purchaser may reasonably request to consider the property, rights and assets included in Seller’s notice.

8.19           [Redacted] Platform.  The Purchaser acknowledges that, as of the date of this Agreement, SLI Canada’s business uses a platform for compliance, portfolio modeling and trade order management provided by [Redacted] (the “[Redacted] Platform”).  The Seller shall cause one of its Affiliates to support and work with the Purchaser to develop an appropriate arrangement, at the Purchaser’s cost, to ensure that the Purchaser will have access to an environment sufficient to operate SLI Canada’s business in a manner similar in all material respects to the manner in which it was operated immediately prior to the date hereof, currently contemplated to be in accordance with the SLI Exit Blueprint set out in Section 8.19 of the Seller Disclosure Letter.  For greater certainty, at the Purchaser’s request, the Seller shall, prior to Closing, reposition the [Redacted] Platform to a hosted environment in SLI Canada and shall use commercially reasonable efforts to make available to the Purchaser, as at the Closing and at the Purchaser’s cost, a separate instance of the [Redacted] Platform related to SLI Canada’s business.

8.20           Software. The Purchaser acknowledges that, as of the date of this Agreement, the Target Business may utilize software, other than the [Redacted] Platform, that is licensed under a global or other form of shared license (“Shared Software”).  To the extent that the Target Business reasonably requires such Shared Software in order to continue to operate following the Closing in a manner similar in all material respects to the manner in which it was operated immediately prior to the date hereof, the Seller shall use commercially reasonable efforts, at the Purchaser’s expense, and work cooperatively with the Purchaser to seek to enable the Target Business to continue to use such Shared Software.  The Parties will work together in good faith to determine the best manner to structure any arrangement relating to Shared Software with a view to minimizing costs, including splitting existing licenses, acquiring separate instances of software, or such other approach as the Parties consider appropriate.

8.21           Transitional Requirements.  Without limiting other provisions of this Agreement, to the extent that it is determined prior to or within sixty (60) days of Closing, that any of the Transferred Entities or the Target Business requires access to any services that, prior to Closing, were provided by the Parent or its Affiliates (other than the Transferred Entities), including any services under group licenses of Intellectual Property held by the Parent and its Affiliates (other than trademarks of the Parent and its Affiliates) and services provided by Third Parties under service agreements with the Parent and its Affiliates, which services are reasonably required by the Target Business in order to continue to operate following the Closing in the manner in which it had operated immediately prior to Closing, and which the Purchaser cannot replace using commercially reasonable efforts, the Seller shall use commercially reasonable efforts to continue to make such services available to the Target Business until the Purchaser is able to replace such services, but in no circumstance later than the date that is six (6) months following the Closing Date.  The Seller shall provide such services on reasonable terms and conditions, including price.

8.22           Financings.  Between the date hereof and the Closing, the Seller shall, and shall cause the Transferred Entities to, and shall use its commercially reasonable efforts to cause its and the Transferred Entities’ Representatives to provide to the Purchaser and its Affiliates all cooperation reasonably requested by the Purchaser in connection with equity and/or debt financings (the “Financings”) by the Purchaser or its Affiliates in connection with the Proposed Transactions, including an equity financing of subscription receipts to be issued by an Affiliate of the Purchaser pursuant to a prospectus supplement to such Affiliate’s base shelf prospectus and to one or more purchasers on a private placement basis.  Such cooperation shall include, in each case: (i) participation in meetings, presentations and due diligence sessions, (ii) providing information and assisting with the preparation of a prospectus, prospectus supplement or other disclosure documents in connection with the Financings, including providing a reasonable summary description of the Target Business for use in any such disclosure documents and related marketing materials, (iii) taking all actions reasonably necessary and appropriate to permit the underwriters or agents in such Financings and their counsel to complete customary pre-closing due diligence on the Target Business as though a Transferred Entity was completing an underwritten public offering of equity securities, and (iv) providing customary auditor consents and comfort letters as may be reasonably requested by the underwriters or agents in such Financings. The Seller hereby consents to the inclusion of (x) Confidential Information in any disclosure document for the Financings to the extent required by Applicable Law; and (y) any Excluded Intellectual Property in any disclosure document for the Financings to the extent required to facilitate such Financings, provided that the Purchaser shall give reasonable consideration to the Seller’s reasonable comments in respect of any such disclosure documents where such comments are provided within a reasonable time frame prior to the filing of any such disclosure documents.

8.23           Business Transfer Agreement.  No later than September 5, 2014, the Parties shall contact Assuris together to confirm that the proposed structure of the transactions set forth in the draft Business Transfer Agreement and as described in Section 8.23 of the Seller Disclosure Letter (the “Proposed BTA Structure”) will not adversely affect the Assuris coverage relating to those stacking policy arrangements where a policyholder has a Policy with SCDA and a policy with New Branch, each having separate Assuris coverage (the “Assuris Coverage”).  If Assuris confirms that the Proposed BTA Structure will not have an adverse effect on the Assuris Coverage, the Purchaser will, and the Parent will cause New Branch to, enter into the Business Transfer Agreement, subject to completing those schedules and exhibits to the Business Transfer Agreement that have not been completed.  If Assuris advises that the Proposed BTA Structure will have an adverse effect on the Assuris Coverage, the Parties, acting reasonably and in good faith, will revise the Business Transfer Agreement, with a view to minimizing any amendments to the Business Transfer Agreement as much as possible, to provide for the assumption reinsurance by the Purchaser of all of the policies written or assumed by New Branch that would otherwise have been reinsured thereunder on an assumption reinsurance basis by SCDA.

ARTICLE 9
REGULATORY FILINGS

9.1           Filings with Governmental Authorities.

(1)           Required Regulatory Approvals. The Purchaser and the Seller shall file with the applicable Governmental Authority such notifications, applications, and related submissions as are required to obtain the Required Regulatory Approvals.  Within fifteen (15) Business Days of the date hereof the Purchaser shall file a request for an advance ruling certificate with the Competition Bureau and a request for approval of the Minister in respect of the Insurance Companies Act Approval. Fourteen (14) Business Days after filing the request for an advance ruling certificate, the Purchaser and the Seller shall file their respective notifications under subsection 114(1) of the Competition Act.  With respect to the Required Regulatory Approvals and any Regulatory Approval required in respect of the Business Transfer Agreement, the Purchaser shall use, and shall cause its respective Affiliates to use, its commercially reasonable endeavours to obtain such approvals as soon as is reasonably practicable after the date of this Agreement including, if necessary, in connection with the Competition Act Approval, the Purchaser making Competition Efforts.  For this purpose, “Competition Efforts” means proposing, negotiating, agreeing to and effecting by a consent agreement any disposals, conditions, obligations, terms, undertakings or hold separate arrangements that may be required as a basis for the Commissioner not to challenge the Proposed Transactions before the Competition Tribunal pursuant to Part VIII of the Competition Act.

(2)           Adjustment Relating to Competition Efforts.  In the unlikely event that the Purchaser is required to make any Competition Efforts pursuant to Section 9.1(1), the Seller shall pay to the Purchaser an amount to be agreed by the Purchaser and the Seller based upon whether and the degree to which the Competition Efforts are material and the costs suffered or incurred by the Purchaser in making the Competition Efforts.  To the extent that such agreed amount can be determined prior to the Closing, such agreed amount shall be paid at the Closing with any remaining portion of such amount being paid by the Seller to the Purchaser after the Closing as such amount is further determined.  The maximum amount that could be paid pursuant to this Section 9.1(2) would be four-hundred million dollars ($400,000,000).

(3)           Other Regulatory Approvals.  The Parties shall forthwith and in any event within fifteen (15) Business Days from the signing of this Agreement, make such other applications to obtain all other Regulatory Approvals and in doing so, each Party will keep the other Party informed as to the status of those proceedings.

9.2           Information and Requests.  The Seller and the Purchaser shall furnish the other Party or the applicable Governmental Authority with such information and assistance as the other Party or Governmental Authority may reasonably request in order to obtain any Required Regulatory Approval and any Regulatory Approval required under the Competition Act in respect of the Business Transfer Agreement.  For greater certainty, the Seller shall not be required to provide any of its Tax Returns or any Tax Returns of any of its Affiliates other than a Transferred Entity.  All requests and enquiries from any Governmental Authority shall be dealt with by the Purchaser and the Seller in consultation with the other.

9.3           Requirements and Restrictions with respect to Regulatory Approvals.  With respect to obtaining the Required Regulatory Approvals, and any Regulatory Approval required under the Competition Act in respect of the Business Transfer Agreement, the Seller and the Purchaser shall:

(a)
not extend or consent to any extension of any applicable waiting period or enter into any agreement with a Governmental Authority to not consummate the transactions contemplated herein, except with the consent of the other Party;

(b)
promptly notify the other Party of written communications of any nature from a Governmental Authority relating to the Required Regulatory Approvals or any Regulatory Approval required under the Competition Act in respect of the Business Transfer Agreement and provide the other with copies thereof, except to the extent of competitively or commercially sensitive information provided that, in the case of the Competition Act Approval, such competitively and/or commercially sensitive information will be provided but only to the external legal counsel or external expert of the other and shall not be shared by such counsel or expert with any other Person;

(c)
subject to Sections 9.3(b), 9.3(d) and 9.3(e), respond as promptly as reasonably possible to any inquiries or requests received from a Governmental Authority in respect of the Required Regulatory Approvals or any Regulatory Approval required under the Competition Act in respect of the Business Transfer Agreement;

(d)
permit the other to review in advance any proposed written communications of any nature with a Governmental Authority in respect of the Required Regulatory Approvals or any Regulatory Approval required under the Competition Act in respect of the Business Transfer Agreement, and provide the other with final copies thereof unless the timing of the response requested by the Governmental Authority does not reasonably permit such review or except in respect of competitively or commercially sensitive information, which competitively and/or commercially sensitive information will be redacted from the draft written communications to be shared with the other Party pursuant to this Section 9.3(d) except to the extent relating to the Competition Act Approval, in which case it will be provided (on an unredacted basis) only to the external legal counsel or external expert of the other and shall not be shared by such counsel or expert with any other Person; and

(e)
not participate in any substantive meeting or discussion (whether in person, by telephone or otherwise) with a Governmental Authority in respect of the Required Regulatory Approvals or any Regulatory Approval required under the Competition Act in respect of the Business Transfer Agreement unless it consults with the other Party in advance and gives the other Party the opportunity to attend and participate thereat (except (i) where the timing of the response requested by the Governmental Authority does not reasonably permit such review, (ii) the Governmental Authority expressly requests that the other should not be present at the meeting or discussion or part or parts of the meeting or discussion, or (iii)

where competitively or commercially sensitive information may be discussed; in the case of (iii), with respect to meetings and discussions with the Governmental Authority, every effort will be made to allow external legal counsel to participate) provided that a portion of any such substantive meeting or discussion shall be reserved for a private discussion between the regulated Party and such Governmental Authority.

9.4           Filing Fees.  All filing fees and applicable Taxes in respect of any filing made to any Governmental Authority in respect of any Required Regulatory Approval and any Regulatory Approval required under the Competition Act in respect of the Business Transfer Agreement shall be the responsibility of the Purchaser, provided that each of the Purchaser and the Seller shall be responsible for its own legal fees in that respect.

ARTICLE 10
TERMINATION

10.1           Grounds for Termination.  This Agreement may be terminated on or prior to the Closing Date:

(a)	by the mutual written agreement of the Seller and the Purchaser;

(b)	by written notice from the Purchaser to the Seller:

(i)	as permitted pursuant to Section 5.2 (Condition Not Fulfilled);

(ii)
if, prior to the Effective Time: (1) the board of directors of the Parent fails to recommend or withdraws, amends, modifies or qualifies any recommendation of the Proposed Transactions in a manner adverse to the Purchaser (including if the Parent exercises its rights under Section 11.6(3)); (2) the board of directors of the Parent or a committee thereof shall have approved and recommended any Alternative Proposal; (3) the Parent breaches its obligations under Section 11.6(1) and such breach would result in the general meeting contemplated by such Section not being held prior to the Outside Date; or

(iii)	Parent Shareholder Approval has not been obtained by the Outside Date or such later date as the Seller and the Purchaser may have agreed upon in writing pursuant to this Agreement;

(c)	by written notice from the Seller to the Purchaser:

(i)	as permitted pursuant to Section 5.4 (Condition Not Fulfilled); or

(ii)
if the Parent and/or the Seller wishes to enter into or enters into a binding written agreement with respect to a Superior Proposal, subject to compliance with Section 8.6(5) in all material respects; or

(d)	by written notice from either Party to the other Party if:

(i)	the Required Regulatory Approvals have not been obtained on or before the Outside Date or such later date as the Seller and the Purchaser may have agreed upon in writing pursuant to this Agreement; or

(ii)	Parent Shareholder Approval is not obtained at the meeting at which a vote on the Parent Shareholder Approval is taken.

10.2           Termination Fee.

(1)           Definition.  For the purposes of this Agreement, “Termination Fee Event” means the termination of this Agreement:

(a)
by the Purchaser pursuant to Section 10.1(b)(ii) or (iii) prior to the general meeting of Parent shareholders contemplated by Section 11.6 but in the case of Section 10.1(b)(ii)(3) and 10.1(b)(iii) only in circumstances where the only condition not fulfilled is the condition in the Seller’s favour in Section 5.3(7) regarding Parent Shareholder Approval;

(b)
by the Seller pursuant to Section 10.1(c)(i) or Section 10.1(d)(ii) but only in circumstances where the only condition not fulfilled is the condition in the Seller’s favour in Section 5.3(7) regarding Parent Shareholder Approval and:

(i)
the failure to obtain the Parent Shareholder Approval resulted from the circumstances described in Sections 10.1(b)(ii) or 10.1(c)(ii) or the breach by the Parent or the Seller in any material respect of Section 8.6; or

(ii)
the failure to obtain the Parent Shareholder Approval did not result from the circumstances in Sections 10.1(b)(ii) or 10.1(c)(ii) or a breach by the Parent or the Seller in any material respect of Section 8.6; and prior to such termination a bona fide Alternative Proposal shall have been made or publicly announced by any Person or Persons other than the Purchaser and within twelve (12) months following the date of such termination, any of the Parent, the Seller and their Affiliates (x) enters into a definitive agreement in respect of one or more Alternative Proposals, or (y) there shall have been consummated one or more Alternative Proposals, provided that in these circumstances the Parent shall be entitled to deduct from the Termination Fee any amount paid to the Purchaser under Section 10.2(3);

(c)	by the Seller pursuant to Section 10.1(c)(ii); or

(d)
by either Party pursuant to Section 10.1(d)(ii) but only in circumstances where the only condition not fulfilled is the condition in the Seller’s favour in Section 5.3(7) regarding Parent Shareholder Approval and only if the failure to obtain the Parent Shareholder Approval resulted from the circumstances described in Sections 10.1(b)(ii) or 10.1(c)(ii) or the breach by the Parent or the Seller in any material respect of Section 8.6.

(2)           Payment of Termination Fee.  If a Termination Fee Event occurs, the Parent shall pay the Termination Fee to the Purchaser by wire transfer of immediately available funds within five (5) Business Days following such termination.

(3)           Failure to Obtain Shareholder Approval.  If this Agreement is terminated by the Seller pursuant to Section 10.1(c)(i) or by any Party pursuant to Section 10.1(d)(ii) but only in circumstances where the only condition not fulfilled is the condition in the Seller’s favour in Section 5.3(7) regarding Parent Shareholder Approval, but this is not a Termination Fee Event under Section 10.2(1)(b)(i) or Section 10.2(1)(d), the Seller or the Parent shall pay an amount equal to the actual expenses incurred by the Purchaser and its Affiliates in connection with the Proposed Transactions, including the financing thereof, to a maximum of two percent (2%) of the Purchase Price to the Purchaser by wire transfer of immediately available funds within five (5) Business Days of the date of the termination of this Agreement.

(4)           Characterization of Payment.  Each of the Parties acknowledges that any payment made pursuant to this Section 10.2 is a payment of liquidated damages, which is a genuine pre-estimate of the damages which the Purchaser will suffer or incur as a result of the termination of this Agreement and is not a penalty.  Upon receipt of any payment made pursuant to this Section 10.2, the Purchaser shall not have any further claim against the Parent or any of its Affiliates (including the Seller) arising from or in connection with this Agreement, and the Purchaser acknowledges and agrees that such payment shall be the sole and exclusive remedy it and any of its Affiliates are entitled to arising from or in connection with this Agreement and the termination thereof, provided that such payment shall not relieve a Party from any liability for any wilful breach of Section 8.6 or 11.6.

10.3           Effect of Termination.  If this Agreement is terminated by the Seller or by the Purchaser under Section 10.1, all further obligations of the Parties under this Agreement shall terminate, except for the obligations under Sections 8.2 (Personal Information), 8.3 (Confidentiality), 10.2 (Termination Fee) and Article 12 (General), which shall survive such termination, provided that no termination under Section 10.1 shall relieve a Party from any liability for any wilful breach of Section 8.6 or Section 11.6.

ARTICLE 11
PARENT GUARANTEE AND RESTRICTIVE COVENANTS

11.1           Guaranteed Obligations by the Parent.  The Parent hereby unconditionally and irrevocably guarantees in favour of the Purchaser the payment of all indemnification obligations of the Seller pursuant to this Agreement and the other Transaction Agreements to which the Seller is a party (the “Guaranteed Obligations”) in accordance with the terms and conditions herein. The Parent shall be entitled to assert, in its defence against any claim in respect of the Guaranteed Obligations, any defences arising under this Agreement which the Seller would be entitled to assert in connection with such obligations, but in all other respects the obligations of the Parent under this Section 11.1 are absolute, unconditional, present and continuing and are not conditional or contingent upon or subject to any event, circumstance, action or omission that might in any way discharge a guarantor or surety.

11.2           Non-Competition.

(1)           Non-Competition. Subject to Sections 11.2(2), 11.2(3), 11.2(4) and 11.2(5), for a period of five (5) years beginning on the Closing Date (the “Restricted Period”), the Parent shall not, and shall cause its Affiliates not to, without the prior written consent of the Purchaser, own, manage or operate, or carry on or engage in, either alone or in conjunction with any other Person, any business in Canada or Bermuda that competes with the Target Business as it exists on the Closing Date in Canada and Bermuda, as applicable (a “Competing Business”).

(2)           Operational Exceptions to Non-Competition. Notwithstanding Section 11.2(1), but subject to compliance by the Parent and its Affiliates with Section 11.3, the Parent shall not require the prior written consent of the Purchaser for it or its Affiliates to directly or indirectly carry on or engage in (or permit its name or any part thereof, to be used or employed by any Person carrying on or engaged in), the following activities in Canada or Bermuda or in respect of Persons located in Canada or Bermuda:

(a)
continuing to service institutional investors (including Restricted Institutional Investors) with existing mandates managed by the Parent or its Affiliates (other than SLI Canada), including normal course re-allocations of assets;

(b)
providing investment strategies, products and services (other than Restricted Products) in connection with mandates in respect of which the Parent or its Affiliates (other than SLI Canada) are currently engaged in active discussions with the client;

(c)
the marketing, solicitation, sale or distribution to institutional investors that are not Restricted Institutional Investors of investment strategies, products or services that are not the same as or substantially similar to the Restricted Products; and

(d)
from the second (2nd) anniversary of the Closing Date, the marketing, solicitation, sale or distribution to institutional investors of investment strategies, products or services that are not the same as or substantially similar to the Restricted Products, whether or not to Restricted Institutional Investors.

(3)           Other Activity Exceptions to Non-Competition.  Nothing in Section 11.2(1) shall (or shall be deemed to) restrict the ability of the Parent or any of its Affiliates from, directly or indirectly:

(a)
being an owner of less than twenty percent (20%) of the outstanding equity of any Person that owns, operates or manages a Competing Business, so long as neither the Parent nor any of its Affiliates has an active participation in the business of such Person;

(b)
acquiring a passive investment interest in any Person that owns, operates or manages a Competing Business as part of ordinary course investment and acquisition activities by a pooled investment vehicle or fund in which the Parent or one of its Affiliates is an investor or manager or for which the Parent or one of its Affiliates acts as a fiduciary or as part of ordinary course asset management activities of any investment, pension or other benefit plans of the Parent or one of its Affiliates;

(c)
acquiring any Person (including by way of a business combination, merger transaction or other stock or asset transaction) that owns, operates or manages a Competing Business if not more than twenty percent (20%) of the revenues of the Person acquired in such acquisition are derived from its Canadian operations, or restrict the Parent or any of its Affiliates from thereafter continuing to carry on such Person’s business in Canada provided that the Parent and its Affiliates do not engage in or assist such Competing Business or invest further in such Competing Business during the Restricted Period;

(d)
engaging in any joint venture with an arm’s length Person that owns, operates or manages a Competing Business as part of a multi-national transaction or series of transactions involving one or more business jurisdictions in addition to Canada and, for so long as not more than twenty percent (20%) of the revenues of such joint venture are derived from its Canadian operations and the Parent and its Affiliates do not engage in or assist such Competing Business during the Restricted Period or restrict such joint venture from thereafter carrying on such Person’s business in Canada;

(e)
financing, lending or making extensions of credit to, or foreclosing on the collateral of (provided that the Parent and its Affiliates use reasonable commercial efforts to realize upon such collateral as soon as possible), or acquiring any non-convertible debt securities of any Person that owns, operates or manages a Competing Business;

(f)
acquiring any securities of any Person that owns, operates or manages a Competing Business in satisfaction of a debt previously contracted in a distressed or troubled situation provided that the Parent and its Affiliates use reasonable commercial efforts to realize upon such securities as soon as possible;

(g)
acquiring any real property or interest in real property or other investment asset (other than securities, indebtedness, joint venture interests or similar choses in action, which are dealt with separately in this Section 11.2(3)) located in Canada provided that such acquisition is for the purpose of supporting the non-Canadian business of the Parent or its Affiliates or the asset management business of any Affiliate of the Parent, including any asset management business in Canada that complies with Section 11.2(2); or

(h)
operating New Branch in a substantially similar manner to the manner in which it was being operated as of the date hereof until the transactions contemplated by the Business Transfer Agreement are completed, provided that, in doing so, it complies with Section 11.3.

(4)           Acquisition Exception to Non-Competition.  If control of the Parent is acquired after the Closing Date by any Person that, directly or indirectly, owns, operates or manages a Competing Business prior to the date of such acquisition of control, the restriction in Section 11.2(1) shall not apply in respect of such Competing Business, provided that, for the avoidance of doubt, Section 11.3 shall apply in respect of such Competing Business.

11.3           Non-Solicitation of Employees.

(1)           Non-Solicit.  For a period of twenty-four (24) months beginning on the Closing Date, neither the Parent nor any of its Affiliates shall, without the prior written consent of the Purchaser, either directly or indirectly, solicit for employment, employ or otherwise contract for the services of any Employee, or induce or attempt to induce any Employee to leave the employ of the Transferred Entities.  Notwithstanding the foregoing, the foregoing prohibition on solicitation shall not apply to general advertisements for positions that are not targeted to Employees, and this Section 11.3 shall not apply in respect of any individual: (i) who the Parent or any of its Affiliates first solicited or entered into discussions with after the termination of such individual’s employment with a Transferred Entity by the Purchaser or its Affiliates, or (ii) any Excluded Employee.

(2)           Termination of any Employee of SLI Canada.  For a period of twelve (12) months beginning on the Closing Date, the Purchaser shall use commercially reasonable efforts to notify the Seller in respect of the termination of any individual that was employed by SLI Canada as of the Closing Date.

11.4           Tax Election.  On request of the Parent, the Purchaser (or any Affiliates of the Purchaser designated by the Seller) shall file such election or elections under section 56.4 of the ITA and corresponding provincial provisions as may be specified by the Parent.

11.5           Pre-Closing Reorganization.  The Parent shall, prior to the Closing Date, cause the Seller and its Affiliates to complete the Pre-Closing Reorganization.

11.6           Parent Shareholder Approval.

(1)           Circular.  Subject to Section 11.6(2), during the Interim Period, the Parent shall cause:

(a)
to the extent not completed prior to the date hereof, its Representatives to provide, as promptly as reasonably practicable, and in any event within five (5) Business Days after the date of this Agreement, the Purchaser and its Representatives with copies of the draft Circular in sufficient time for the Purchaser to be able to provide comments on the Circular prior to the submission of the Circular to the UK Financial Conduct Authority for final approval (and in any event, not less than three (3) Business Days prior to such submission) and shall give reasonable consideration to the Purchaser’s reasonable comments in respect of the Circular where such comments are provided within a reasonable time frame prior to submission of the Circular to the UK Financial Conduct Authority for final approval;

(b)
the Circular to be prepared in accordance with Applicable Law, which Circular shall include a unanimous recommendation from the directors of the Parent that the shareholders of the Parent vote in favour of the resolutions in the Circular;

(c)
the Circular to be mailed to the shareholders of the Parent as promptly as reasonably practicable (and in any event within five (5) Business Days of final approval from the UK Financial Conduct Authority; and

(d)
a general meeting of the Parent in relation to the approval of the Proposed Transactions to be called and held as promptly as reasonably practicable (and in any event within thirty (30) days of mailing of the Circular to the shareholders of the Parent).

(2)           Shareholder Meeting Deferral.  If the Parent or the Seller provides a notice to the Purchaser regarding a possible Alternative Proposal pursuant to Section 8.6 prior to the mailing of the Circular, then unless the Parties agree otherwise, the deadline for mailing set forth in Section 11.6(1)(c) will be extended until the date that is seven (7) days following the earlier of either (i) written notification from the Parent and the Seller to the Purchaser that the board of directors of the Parent has determined that the Alternative Proposal is not a Superior Proposal, or (ii) the date on which the Parent, the Seller and the Purchaser enter into an amended agreement pursuant to Subsection 8.6(6) which results in the Alternative Proposal in question not being a Superior Proposal. If the deadline for mailing is so extended, the deadline for the general meeting and the Outside Date shall be extended by the same number of days as the mailing deadline has been extended.

(3)           Directors’ Duties.  The Parent shall not be bound by its undertakings under this Section 11.6 to the extent that having taken appropriate independent legal and financial advice, the directors of the Parent determine in good faith that they are required by their fiduciary or other statutory duties no longer to recommend the Proposed Transactions or to withdraw, amend, modify or qualify any recommendation of the Proposed Transactions in a manner adverse to the Purchaser.

(4)           Purchaser Co-operation.  The Purchaser shall provide the Parent with such information as it may reasonably request in connection with the preparation of the Circular as soon as reasonably practicable following a request for such information.

ARTICLE 12
GENERAL

12.1           Expenses.  Except as otherwise expressly provided herein or in any Transaction Agreement, each Party shall be responsible for all costs and expenses (including any Taxes imposed on such expenses) incurred by it in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the Transaction Agreements (including the fees and disbursements of legal counsel, bankers, investment bankers, accountants, brokers and other advisers).

12.2           Payment of Taxes.  The Purchaser shall pay all Taxes applicable to, or resulting from the transactions contemplated by, this Agreement (other than Taxes payable by the Seller under Applicable Law or for which the Seller is required to indemnify the Purchaser under this Agreement), and any filing, recording or transfer fees payable in connection with the instruments of transfer provided for in this Agreement.

12.3           Public Announcements.

(a)
Except: (i) to the extent otherwise required by Applicable Law or by any Governmental Authority, or (ii) with the prior consent of the other Parties, none of the Parties (nor any of their respective Affiliates) shall make or issue any press release, public announcement, circular or other similar disclosure (an “Announcement”) in connection with the existence or subject matter of this Agreement, the Transaction Agreements or the Proposed Transactions.

(b)
Notwithstanding anything to the contrary in Section 8.3 (Confidentiality), except in respect of the Parent Shareholder Approval, if an Announcement is required by Applicable Law or by any Governmental Authority, the relevant Party (and its Representatives, if applicable) shall (on behalf of itself or its relevant Affiliate making or issuing the Announcement) use its reasonable efforts to consult with the other Parties (and its Representatives, if applicable) in advance to making or issuing the Announcement in respect of the form, content and timing of the Release to the extent practicable and permissible.

(c)
A Party shall cooperate and provide the other Parties with any information it requires in a timely manner, acting reasonably, to prepare an Announcement required by Applicable Law or by any Governmental Authority.

12.4           Notices.

(1)           Mode of Giving Notice.  Any notice, direction, certificate, consent, determination or other communication required or permitted to be given or made under this Agreement shall be in writing and shall be effectively given and made if (i) delivered personally, (ii) sent by prepaid courier service or mail (in the case of (i) and (ii) to the applicable address set out below), or (iii) sent by email to all of the individuals set out below:

(a)	if to the Seller or the Parent, to:

Standard Life plc
Standard Life House
30 Lothian Road
Edinburgh  EHI 2DH
Scotland

E-Mail:

Steven Murray                                     [Redacted]
Malcolm Wood                                    [Redacted]
David Burns                                       [Redacted]
Kenneth Gilmour                           [Redacted]

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP
199 Bay Street
Suite 4000, Commerce Court West
Toronto, ON  M5L 1A9
Canada

Attention:                             Greg Frenette/Jake Gilbert
Email:                              greg.frenette@blakes.com
        jake.gilbert@blakes.com

(b)	if to the Purchaser, to:

The Manufacturers Life Insurance Company
200 Bloor Street East
Toronto, Ontario
M4W 1E5
Canada

E-Mail:

John Lyon                                    [Redacted]
Stephen Sigurdson                                [Redacted]

with a copy (which shall not constitute notice) to:

Osler, Hoskin & Harcourt LLP
1 First Canadian Place, Suite 6100
100 King Street West
Toronto, ON  M5X 1B8
Canada

Attention:                          Terrence R. Burgoyne
Email:                                 tburgoyne@osler.com

(2)           Deemed Delivery of Notice.  Any such communication so given or made shall be deemed to have been given or made and to have been received on the day of delivery if delivered, or on the day of e-mailing, provided that such day in either event is a Business Day and the communication is so delivered, e-mailed or sent before 4:30 p.m. local time of the recipient on such day.  Otherwise, such communication shall be deemed to have been given and made and to have been received on the next following Business Day.  Any such communication sent by mail shall be deemed to have been given and made and to have been received on the fifth (5th) Business Day following the mailing thereof; provided however that no such communication shall be mailed during any actual or apprehended disruption of postal services.  Any such communication given or made in any other manner shall be deemed to have been given or made and to have been received only upon actual receipt.

(3)           Change of Address.  Any Party may from time to time change its address under this Section 12.4 by notice to the other Party given in the manner provided by this Section 12.4.

12.5           Time of Essence.  Time shall be of the essence of this Agreement in all respects.

12.6           Binding Agreement; Further Assurances.  The Seller and the Purchaser shall from time to time promptly execute and deliver or cause to be executed and delivered, at the cost of the Party making the request, all such further documents and instruments as are within its power and shall do or cause to be done all such further acts and things in connection with this Agreement that such Party may reasonably request as being necessary to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement or any provision hereof.  The Parties acknowledge and agree that each of the provisions of this Agreement and the provisions of the Transaction Agreements are binding and enforceable against the Parties, including Sections 8.14, 8.18, 8.19, 8.20, 8.21 and 8.23 hereof.  To that end, the Parties have provided herein the means and standards by which any remaining details are to be finally determined.  In the event that any dispute arises as to the determination of any such remaining details, the Parties agree that none of them will advance any argument that any provision of this Agreement or the Transaction Agreements is not binding, but rather will pursue such remedies as this Agreement may contemplate or provide with a view to having the correct determination of such details being finally adjudged.

12.7           Entire Agreement.  This Agreement, the Transaction Agreements, the Common Interest Agreement, the Seller Disclosure Letter and the Purchaser Disclosure Letter constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written pertaining to such subject matter.  There are no conditions, representations, warranties, obligations or other agreements between the Parties in connection with the subject matter of this Agreement (whether oral or written, express or implied, statutory or otherwise) except as explicitly set out in this Agreement or in the Transaction Agreements.  In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of the Transaction Agreements, the provisions of this Agreement shall govern to the extent necessary to remove the conflict or inconsistency.

12.8           Amendment.  No amendment of this Agreement shall be effective unless made in writing and signed by the Parties.

12.9           Waiver.  A waiver of any default, breach or non-compliance under this Agreement shall not be effective unless in writing and signed by the Party to be bound by the waiver, and then only in the specific instance and for the specific purpose for which it has been given.  No waiver shall be inferred from or implied by any failure to act or delay in acting by a Party in respect of any default, breach or non-observance or by anything done or omitted to be done by the other Parties.  The waiver by a Party of any default, breach or non-compliance under this Agreement will not operate as a waiver of that Party’s rights under this Agreement in respect of any continuing or subsequent default, breach or non-observance (whether of the same or any other nature).

12.10           Severability.  Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of such prohibition or unenforceability and will be severed from the balance of this Agreement, all without affecting the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

12.11           Governing Law.  This Agreement shall be governed by and construed in accordance with the Laws of the Province of Ontario and the Laws of Canada applicable in such Province and this Agreement shall be treated, in all respects, as an Ontario contract.

12.12           Attornment.  Each Party agrees (i) that any action or proceeding relating to this Agreement shall be brought in any court of competent jurisdiction in the Province of Ontario, and for that purpose now irrevocably and unconditionally attorns and submits to the exclusive jurisdiction of such Ontario court, (ii) that it irrevocably waives any right to, and will not, oppose any such Ontario action or proceeding on any jurisdictional basis, including forum non conveniens, and (iii) not to oppose the enforcement against it in any other jurisdiction of any Order duly obtained from an Ontario court as contemplated by this Section 12.12.

12.13           Successors and Assigns; Assignment.  This Agreement shall enure to the benefit of, and be binding on, the Parties and their respective successors and permitted assigns.  None of the Parties may assign or transfer, whether absolutely, by way of security or otherwise, all or any part of its respective rights or obligations under this Agreement without the prior written consent of the other Parties, such consent not to be unreasonably withheld, conditioned or delayed.

12.14           Third Party Beneficiaries.  This Agreement is for the sole benefit of the Parties, and except as specifically provided for in this Agreement, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

12.15           Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.  To evidence its execution of an original counterpart of this Agreement, a Party may send a copy of its original signature on the execution page hereof to the other Parties by facsimile, e-mail in pdf format or by other electronic transmission and such transmission shall constitute delivery of an executed copy of this Agreement to the receiving Parties.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

THE MANUFACTURERS LIFE INSURANCE COMPANY
By:	"Donald A. Guloien"
Name:	Donald A. Guloien
Title:	President and Chief Executive Officer

STANDARD LIFE OVERSEA HOLDINGS LIMITED
By:	"David Thomas Nish"
Name:	David Thomas Nish
Title:	Chief Executive Authorized Signatory
STANDARD LIFE plc, for the purposes of Sections 2.1, 2.4, 8.6, 8.23 and 10.2 and Articles 11 and 12 only
By:	"David Thomas Nish"
Name:	David Thomas Nish
Title:	Director and Chief Executive

[Signature Page to the Share Purchase Agreement]

EXHIBIT 1.1(a)

Transitional Trade-mark License

(attached)

TRANSITIONAL TRADE-MARK LICENSE

DATED
[•], 2015

 TRANSITIONAL TRADE-MARK LICENSE

This Transitional Trade-mark License is effective as of the Effective Date

B E T W E E N:

STANDARD LIFE EMPLOYEE SERVICES LIMITED

(“Licensor”)

- and -

THE MANUFACTURERS LIFE INSURANCE COMPANY

(“Licensee”)

RECITALS

WHEREAS pursuant to a Share Purchase Agreement dated as of September 3rd, 2014 among Standard Life Oversea Holdings Limited, Standard Life plc and Licensee (the “Share Purchase Agreement”), Licensee acquired, among other things, all the issued and outstanding shares in the share capital of Standard Life Financial Inc. and Standard Life Investments Inc.;

AND WHEREAS pursuant to a Business Transfer Agreement dated as of September ●, 2014 among Standard Life Assurance Limited and Licensee (the “Business Transfer Agreement”), Licensee has caused or will cause certain of its subsidiaries to acquire all the Canadian insurance policies issued or assumed by Standard Life Assurance Limited;

AND WHEREAS prior to the Effective Date, Standard Life Investments Inc., Standard Life Financial Inc., Standard Life Assurance Limited and their respective subsidiaries, operated the Target Business in association with certain trade-marks, including the Trade-marks (as defined below);

AND WHEREAS the parties to the Share Purchase Agreement and the Business Transfer Agreement desire that Licensee be entitled to use the Trade-marks in association with the operation of the Target Business for a limited period of time after the Effective Date;

AND WHEREAS Licensor is prepared to grant to Licensee a limited term, royalty-free, non-exclusive, personal license to use the Trade-marks upon the terms and conditions hereinafter set forth.

NOW THEREFORE for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by each Party, the Parties hereby agree as follows:

ARTICLE 1
INTERPRETATION

1.1    Definitions.  Wherever used in this Agreement, including the Recitals, unless there is something in the subject matter or context inconsistent therewith, capitalized terms used in this Agreement which are not otherwise defined herein shall have the respective meaning assigned to them in the Share Purchase Agreement.  Subject to the foregoing, the following words and terms shall have the respective meanings ascribed to them as follows:

“Agreement” means this agreement entitled “Transitional Trade-mark License”, including all Schedules hereto.

“Business Transfer Agreement” has the meaning ascribed to that term in the recitals hereto.

“Distributor” means a person or entity which distributes, resells, offers for sale, brokers, or otherwise offers products or services of the Target Business.

“Effective Date” means [NTD: insert Closing Date].

“Insolvency Event” means, with respect to a Party, the occurrence of any of the following events: (i) the Party becomes the subject of any bankruptcy, insolvency, liquidation, receivership, interim receivership, winding up, dissolution, reorganization proceeding or any similar proceeding under any bankruptcy, insolvency or comparable laws, including any law providing for the compromise of debts with creditors generally; (ii) a petition, application or other process is filed against the Party for any proceedings described in item (i) immediately above, the effectiveness of which is not stayed or dismissed within forty-five (45) days after the filing thereof; and (iii) the Party makes a general assignment of all or substantially all of its assets for the benefit of creditors.

“Materials” means advertising, including any materials used in marketing or promotional activities and communicated via any medium, stationery, letterhead, pre-printed contracts and policies, business cards, policy renewal documentation, claims forms, invoices, product and sales literature, displays, labels, envelopes, packaging and other printed or electronic materials on which the Trade-marks, any trade name or other indicia which Licensor has the right to control, is displayed.

“SLI Business” means the investment management services business of Standard Life Investments Inc., including with respect to the SLI Funds.

“SLI Funds” means, collectively, the investment funds managed or advised by Standard Life Investments Inc., which shall include the SLI Real Estate Fund.

“SLI Products” and “SLI Services” means, respectively, the products and services sold, offered or otherwise commercialized immediately prior to the Effective Date under or in connection with the SLI Trade-marks in the operation of the SLI Business.

“SLI Term” means a period not exceeding [redacted] from the Effective Date.

“SLI Territory” means Canada and includes all customers being provided SLI Products and SLI Services from Canada as of the Effective Date, as well as all online activities maintained by the Licensee as of the Effective Date in connection with the business directly and indirectly acquired by the Licensee pursuant to the Share Purchase Agreement and the Business Transfer Agreement.

“SLI Trade-marks” means trade-marks set out in Schedule “B”.

“Party” means a party to this Agreement and any reference to a Party includes it successors and permitted assigns and “Parties” means every Party.

“Permitted Sublicensees” means the entities listed in Schedule “C”.

“Products” and “Services” means the SLI Products, the SLI Services, the SLC Products, and the SLC Services.

“SLC Products” and “SLC Services” means, respectively, the products and services sold, offered or otherwise commercialized immediately prior to the Effective Date under or in connection with the SLC Trade-marks in the operation of the Target Business, other than the SLI Business.

“SLC Term” means the period beginning on the Effective Date and ending on [redacted].

“SLC Territory” means Canada and Bermuda and includes all customers being provided SLC Products and SLC Services from Canada as of the Effective Date, as well as all online activities maintained by the Licensee as of the Effective Date in connection with the business directly and indirectly acquired by the Licensee pursuant to the Share Purchase Agreement and the Business Transfer Agreement.

“SLC Trade-marks” means trade-marks set out in Schedule “A”.

“Share Purchase Agreement” has the meaning ascribed to that term in the recitals hereto.

“Signage” means all exterior and interior signage bearing a SLC Trade-mark.

“Standards” has the meaning ascribed to that term in Section 5.1.

“Term” has the meaning ascribed to that term in Section 7.1.

“Trade-marks” means the SLI Trade-marks and the SLC Trade-marks.

1.2 Actions on Non-Business Days.  If any action (including the giving of notice) is required to be taken pursuant to this Agreement on a day which is not a Business Day, then such payment or action shall be considered to have been made or taken in compliance with this Agreement if made or taken on the next succeeding Business Day.

1.3 Additional Rules of Interpretation.

(1)	Gender and Number. In this Agreement, unless the context requires otherwise, words in one gender include all genders and words in the singular include the plural and vice versa.

(2)
Headings.  The inclusion in this Agreement of headings of Articles and Sections is for convenience of reference only and are not intended to be full or precise descriptions of the text to which they refer.

(3)
Section References.  Unless the context requires otherwise, references in this Agreement to Articles, Sections, or Schedules are to Articles or Sections of this Agreement, and Schedules to this Agreement.

(4)
Words of Inclusion.  Wherever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation” and the words following “include”, “includes” or “including” shall not be considered to set forth an exhaustive list.

(5)
References to this Agreement.  The words “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions shall be construed as referring to this Agreement in its entirety and not to any particular Section or portion of it.

(6)
Statute References.  Unless otherwise indicated, all references in this Agreement to any statute include the regulations thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith.

(7)
Document References.  All references herein to any agreement (including this Agreement), document or instrument mean such agreement, document or instrument as amended, supplemented, modified, varied, restated or replaced from time to time in accordance with the terms thereof and, unless otherwise specified therein, includes all schedules and exhibits attached thereto.

(8)
Absence of Presumption. The Parties acknowledge that each Party and its counsel have reviewed and revised this Agreement and that no rule of construction to the effect that any ambiguities are to be resolved against the drafting Party shall be employed in the interpretation of this Agreement or any amendments hereto.

ARTICLE 2
GRANT OF LICENSE

2.1 Grant.  Subject to the provisions of this Agreement, Licensor hereby grants to Licensee a non-exclusive, personal, royalty-free, with no right to sublicense (other than to Permitted Sublicensees), license to:

(a)
use the SLC Trade-marks in the SLC Territory for a period not exceeding the SLC Term, only in connection with SLC Products and  SLC  Services, and in respect of all Signage, in each case in accordance with the Standards and otherwise in accordance with the terms of this Agreement and substantially in the form in which the Trade-marks were used on or in connection with SLC Products and SLC Services immediately prior to the Effective Date; and

(b)
use the SLI Trade-marks in the SLI Territory for a period not exceeding the SLI Term, only in connection with SLI Products and SLI Services in each case in accordance with the Standards and otherwise in accordance with the terms of this Agreement and substantially in the form in which the Trade-marks were used on or in connection with SLI Products and SLI Services immediately prior to the Effective Date.

The license to use the Trade-marks is limited to use on or in connection with the Products, Services, or Signage only (including any Materials that are in the form used prior to the Effective Date or, if such Materials are designed after the Effective Date, are approved by Licensor in writing in advance of their use).  Nothing herein shall in any way preclude or limit Licensor from the right, either by itself or through third parties, to use, display, promote, license or otherwise exploit the Trade-marks.  Licensor reserves all rights not expressly granted to Licensee hereunder.  For greater certainty, no other provision of the Share Purchase Agreement, the Business Transfer Agreement or this Agreement expands, or is intended to expand, the scope of the licenses granted to Licensee in this Section 2.1.  Nothing herein grants, or shall be deemed to grant, to Licensee any rights to use or exploit any Excluded Intellectual Property.  However, Licensee may distribute Materials which exist as of the Effective Date which incorporate or display any Excluded Intellectual Property during the SLI Term or the SLC Term, as the case may be, in accordance with, and subject to, the provisions of this Agreement.

2.2 No Sublicense. Except for the Permitted Sublicensees, Licensee shall not grant any sublicense in respect of the rights licensed to it under this Agreement to any Person without the prior express written consent of Licensor, which consent may be granted, conditioned or withheld in Licensor’s sole discretion.  Any sublicense purported to be granted by Licensee without Licensor’s prior express written consent shall be null and void.

2.3 Disclaimer of Representations and Warranties.  Other than as set out in Section 3.1(29) of the Share Purchase Agreement, Licensor does not provide, and hereby disclaims, any representations, warranties, guarantees or conditions of any kind with respect to the Trade-marks, whether express or implied, including any representations, warranties, guarantees or conditions of non-infringement.

ARTICLE 3
REBRANDING

3.1 Transitional Rebranding.  Licensee shall employ commercially reasonable efforts (at its own cost) to, as soon as practicable after the Effective Date, transition to using trade-marks and trade names that do not contain or comprise the Trade-marks or any trade-marks or trade names confusing similar thereto, such that all use by Licensee of the Trade-marks or any trade name of other indicia which Licensor has the right to control, has ceased no later than the end of the SLI Term or the SLC Term, as the case may be.  Specifically, Licensee shall, prior to the end of the SLI Term or the SLC Term, as the case may be, cease any and all use of the Trade-marks, or any words, designs or expressions confusingly similar thereto:

(1)	as part of a corporate name, business name, or trade name;

(2)	as part of a domain name, e-mail address, keyword, or social media username;

(3)	on any Materials, regardless of medium; and

(4)	from all real and personal property,

and replace all references to the Trade-marks with such names and logos as chosen by Licensee and as permitted by Section 4.2 and this Section 3.1.  Where it is not possible to replace a reference to a Trade-mark, Licensee shall (i) in the case of a corporate or business name, cancel the corporate or business name registration (subject to the receipt of necessary Regulatory Approvals); (ii) in the case of a domain name, assign the domain name to Licensor; and (iii) in the case of Materials, at Licensor’s sole discretion, destroy or deliver up to Licensor all Materials bearing a Trade-mark.  Licensee shall also employ reasonable best efforts (at its own cost) to, as soon as possible, terminate any licenses or sublicenses to use any of the Trade-marks to which any Distributor is a party.

3.2 Extension for Pending Regulatory Approval.  If Licensee (i) cannot cease use of an SLI Trade-mark as part of a corporate name, business name, or trade name as the result of a delay in receiving a required Regulatory Approval related to a corporate name, business name, or trade name used in relation to the SLI Business, and (ii) has taken commercially reasonable efforts during the SLI Term to obtain the required Regulatory Approval, then the SLI Term shall be extended by 14 days, only as it relates to the use of the SLI Trade-marks as part of the affected corporate name, business name, or trade name.  Should the required Regulatory Approval not be received by the Licensee prior to the end of the extended SLI Term, then the parties shall negotiate in good faith subsequent 14 days extensions until the required Regulatory Approval is received.

3.3 Signage.  Notwithstanding Section 3.1, Licensee shall within six (6) months from the Effective Date cease any and all use of the SLC Trade-marks, or any words, designs or expressions confusingly similar thereto on all Signage.

3.4 Domain Names.  In respect of the domain names set out in Schedule “D” which are in active use as of the Effective Date, Licensor agrees that during the SLC Term, it shall, or it shall cause its Affiliates to, ensure that all Persons attempting to access any web page associated with any such domain names will be redirected to websites of the Purchaser (or its Affiliate), as may be directed in writing by the Purchaser.  With respect to the domain names [redacted], [redacted], [redacted], and [redacted], Licensor agrees that during the SLI Term, it shall, or it shall cause its Affiliates to, ensure that all Persons attempting to access any web page associated with any such domain names will be redirected to websites of the Purchaser (or its Affiliate), as may be directed in writing by the Purchaser.

3.5 Historical Documentation.  For the avoidance of doubt, Licensor hereby acknowledges and agrees that the Trade-marks appear or are used on agreements, registrations or other documents entered into by Licensee or Permitted Sublicensees prior to the Effective Date and that nothing in this Agreement or the Share Purchase Agreement shall require Licensee to amend such agreements, registrations or other documents to reflect the change of Licensee’s corporate name or trade name either during or after the Term.

ARTICLE 4
TRADE-MARK OWNERSHIP USE AND MAINTENANCE

4.1 Acknowledgement of Rights.  Licensee acknowledges and agrees that:

(1)	the Trade-marks are the exclusive property of Licensor or the Licensor has the right to grant the licence set out in section 2.1;

(2)
nothing in this Agreement gives Licensee any right, title or interest in or to the Trade-marks, except the right to use the Trade-marks in the limited manner contemplated by, and in strict accordance with, the terms of this Agreement;

(3)	any intellectual property right (including the goodwill in the Trade-marks) arising from use of the Trade-marks by Licensee shall inure to the benefit of Licensor; and

(4)	any unauthorized use of the Trade-marks by Licensee is and shall be deemed an infringement of Licensor’s rights.

4.2 Licensee’s Covenants.  Licensee shall not, directly or indirectly, nor counsel, procure or assist anyone to:

(1)	use the Trade-marks in a script, design, logo or typestyle, or in any other way which is not used in association with the Target Business immediately prior to the Effective Date;

(2)
make any addition to or deletion from or otherwise modify the Trade-marks without the prior written consent of Licensor, which consent shall be granted, conditioned or withheld at the sole discretion of Licensor;

(3)
except for such uses made in association with the Target Business as of the Effective Date, use the Trade-marks as part of a corporate name, business name, domain name, e-mail address, or social media usernames;

(4)
do anything during the Term, or at any time thereafter, that may challenge, jeopardize or adversely affect the distinctiveness, validity, enforceability or ownership of the Trade-marks or any current or future registration therefor or dilute or depreciate the value of the goodwill associated with the Trade-marks;

(5)	adopt, use, or display, either during the Term or any time thereafter, any words, designs or expressions confusingly similar to the Trade-marks ; or

(6)
use or permit the use of any word or symbol, or combination thereof, or any other trade-mark of Licensee or a third party, or combinations thereof, in association with the Trade-marks without the express prior written approval of Licensor.

4.3 Maintenance.  Licensee shall, at Licensor’s cost, take any reasonable action that is requested by Licensor, including the provision of documents, information and evidence, in order to maintain the registration, distinctiveness, enforceability and validity of the Trade-marks.

ARTICLE 5
QUALITY

5.1 Quality.  Licensee shall at all times during the SLI Term and the SLC Term, as the case may be conduct the Target Business employing the Trade-marks in a manner equal to or better than the quality of the Target Business immediately prior to the Effective Date (the “Standards”).

5.2 Standards.  Licensee shall use the Trade-marks only in association with the Products and Services in accordance with the Standards, and in compliance with all Applicable Laws. All Products and Services which Licensee offers in association with the Trade-marks shall comply, and be performed in compliance, with all Applicable Laws.

5.3 Advertising.  Licensee shall advertise its Products and Services offered by it in association with the Trade-marks in compliance with all Applicable Laws.

5.4 Inspection. Licensee shall permit Licensor or its authorized representative to enter, during business hours and upon at least five (5) days prior written notice, each and any of Licensee’s places of business used in the operation of the Target Business to inspect the Products and Services, it offers in association with the Trade-marks and any relevant documents pertaining thereto for the purpose of determining whether Licensee has complied with the terms hereof, provided that the right to have such visits and inspections shall be exercised in such manner and at such times so as not to interfere unreasonably with the business or operations of Licensee and no more frequently than twice during the Term, unless any non-compliance was identified in any prior visit or inspection, in which case such frequency limitation shall not apply.

5.5 Markings.  The use and display of the Trade-marks, whether as or as part of a trade-mark, corporate name, business name or style, or other indicator of origin, including on customer communications (but excluding any inventory Materials existing as of the Effective Date), shall where reasonably possible bear the legend “Trade-mark owned by Standard Life Employee Services Limited, used under licence” or words to similar effect indicating ownership by

Licensor of the Trade-marks and use under licence and shall make clear that the licensed use is by Licensee.

ARTICLE 6
INFRINGEMENT

6.1 Enforcement.  Unless otherwise agreed to by the Parties in writing, Licensee shall promptly, and no later than within five Business Days, notify Licensor in writing of any act of infringement, passing off or unauthorized use of the Trade-marks which comes to its attention.  Licensor may take any action in its own name and at its cost and expense to prevent or enjoin any such act, but shall have no obligation to do so.  Licensee shall cooperate fully in any such action, at Licensor’s expense, but shall have no right to take any independent action.  Licensor may settle any dispute relating to the use of the Trade-marks without notice or compensation to Licensee, and shall retain the proceeds of any settlement or action.  Licensee shall have no right to institute legal or administrative proceedings concerning the Trade-marks.  Licensee waives its rights pursuant to subsection 50(3) of the Trade-marks Act R.S.C. 1985 c. T-13, as amended, or any similar successor provision, to call on Licensor to take proceedings for infringement of the Trade-marks and to institute proceedings in its own name if Licensor refuses or neglects to do so.

6.2 Defence.  If any third party claim, action or proceeding is commenced by a third party against Licensee arising out of its use of the Trade-marks, Licensee shall promptly notify Licensor in writing.  Licensor may, at its sole discretion, elect to defend or take steps to settle any such claim, action or proceeding, but shall have no obligation to do so.  Licensee shall, at Licensor’s cost and expense, fully cooperate with and assist Licensor, provide any evidence and available information to Licensor, execute such documents and do such acts and things as in the opinion of Licensor, acting reasonably, may be necessary.  If Licensor elects not to defend such claim, action or proceeding, Licensee may do so at its own cost and expense.

ARTICLE 7
TERM AND TERMINATION

7.1 Term.  This Agreement shall be effective as of the Effective Date, and shall continue until the earliest of the following dates: (i) the expiry of the SLC Term; (ii) the date the Licensee provides written notice of termination to the Licensor; and (iii) the date this Agreement is terminated in accordance with the provisions of Section 7.2 (the “Term”).

7.2 Termination by Licensor.  Licensor may terminate this Agreement immediately upon written notice to Licensee in the event that:

(1)	Licensee is in breach of any of its obligations hereunder, which breach has not been cured within thirty (30) days after receiving written notice from Licensor regarding such breach;

(2)	Licensee is using the Trade-marks in a manner which may materially injure of harm the rights of the Licensor in and to the Trade-mark, or the goodwill in the Trade-marks;

(3)	there is an Insolvency Event with respect to Licensee; or

(4)	Licensee purports to sublicense (other than to a Permitted Sublicensee) or assign its rights or obligations hereunder without the express prior written consent of Licensor.

7.3 Licensee’s Obligations on Termination.

(a)
Termination or Expiration of SLC Term. Forthwith upon termination of the Agreement pursuant to Section 7.2, or upon expiration of the SLC Term, Licensee shall cease all use of the SLC Trade-marks, including:

(1)	cancel any corporate or business name registration for a corporate or business name which includes a SLC Trade-mark;

(2)	assign to Licensor any domain name registration for a domain name which includes or incorporates a SLC Trade-mark;

(3)
remove all references to a SLC Trade-mark which form part of an e-mail address, social media username, or trade name and replace that reference with such names and logos as chosen by Licensee and as permitted by Section 4.2 herein;

(4)	at Licensor’s sole discretion, destroy or deliver up to Licensor, all Materials bearing the SLC Trade-marks or permanently remove the Trade-marks from all such Materials;

(5)	terminate any sublicenses, including to Permitted Sublicenses or to any Distributor; and

(6)	subject to Section 3.2, remove from all real and personal property all references to the SLC Trade-marks.

(b)	Expiration of SLI Term. Forthwith upon expiration of the SLI Term, Licensee shall cease all use of the SLI Trade-marks, including:

(1)	cancel any corporate or business name registration for a corporate or business name which includes a SLI Trade-mark;

(2)	assign to Licensor any domain name registration for a domain name which includes or incorporates a SLI Trade-mark;

(3)
remove all references to a SLI Trade-mark which form part of an e-mail address, social media username, or trade name and replace that reference with such names and logos as chosen by Licensee and as permitted by Section 4.2 herein;

(4)	at Licensor’s sole discretion, destroy or deliver up to Licensor, all Materials bearing the SLI Trade-marks or permanently remove the Trade-marks from all such Materials;

(5)	terminate any sublicenses, including to Permitted Sublicenses or to any Distributor; and

(6)	remove from all real and personal property all references to the SLI Trade-marks.

7.4 Exemptions.  Nothing in this Agreement shall:

(1)
prevent Licensee from using or displaying any Trade-mark: (a) solely to the extent necessary to refer to the fact that prior to the Effective Date the Target Business was operated by the Target Entities, or (b) pursuant to a separate Trade-mark license or similar agreement that remains in force;

(2)
require Licensee to amend any historical documentation which was created before the Effective Date that contains any Trade-marks (including, without limitation, historical policy documentation) provided that Licensee does not make any new use or copies of such historical documentation, except that nothing shall prevent Licensee from making new use of copies of:

(1)	any historical policy documentation for the purposes of administering those policies or providing new copies of those policies to policyholders (at their request); or

(2)	any historical documentation for internal recording keeping purposes.

7.5 Survival.  All obligations of Licensor and Licensee which expressly or by their nature survive termination of this Agreement shall continue in full force and effect subsequent to and notwithstanding such termination, until they are satisfied or by their nature expire.  Further, the following sections of this Agreement shall survive termination of the Agreement: Section 4.1, 4.2, 4.3, 7.3, and 7.4.

ARTICLE 8
INDEMNIFICATION

8.1 Indemnification by Licensee.  Licensee shall defend, indemnify and hold Licensor, its directors, officers, employees, agents, and representatives, and Licensor’s Affiliates, and each of their respective directors, officers and employees (collectively the “Licensor Indemnified Parties”), harmless in respect of any claim, demand, action, cause of action, damage, loss, cost, assessment, liability or expense which may be made or brought against any of Licensor Indemnified Parties or which they may suffer or incur directly or indirectly as a result of, in respect of, arising out of, or as a consequence of:

(1)
any dispute concerning, or the defence of, any allegation, claim or legal investigation of proceeding, whether made or instituted by a government or regulatory body, or by a customer or client of Licensee or any of its Permitted Sublicensees related to the offering of the Products or Services, or the operation of the Target Business, by Licensee or any of its Permitted Sublicensees;

(2)	the use by Licensee, or any of its Permitted Sublicensees, of the Trade-marks other than in accordance with this Agreement;

(3)	a breach of any covenant or agreement on the part of Licensee in this Agreement or in any other agreement executed and delivered pursuant to this Agreement; and

(4)	the offering of the Products or Services, or the operation of the Target Business, by Licensee or any of its Permitted Sublicensees.

ARTICLE 9
GENERAL PROVISIONS

9.1 Expenses.  Except as otherwise expressly provided herein or in any Transaction Agreement, each Party shall be responsible for all costs and expenses (including any Taxes imposed on such expenses) incurred by it in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the Transaction Agreements (including the fees and disbursements of legal counsel, bankers, investment bankers, accountants, brokers and other advisers).

9.2 Relationship of Parties.  The Parties are and shall at all times remain independent contractors and neither shall represent itself to be the agent, joint venturer, partner or employee of the other Party or to be related to the other Party, unless mutually agreed to in writing by the Parties.

9.3 Notices.

(1)
Mode of Giving Notice.  Any notice, direction, certificate, consent, determination or other communication required or permitted to be given or made under this Agreement shall be in writing and shall be effectively given and made if: (i) delivered personally, (ii) sent by prepaid courier service or mail, in the case of (i) and (ii) to the applicable address set out below or (iii) sent by email to all of the individuals set out below:

(1)	if to Licensor, to:

Standard Life Employee Services Limited
c/o Standard Life plc
Standard Life House
30 Lothian Road
Edinburgh  EHI 2DH
Scotland

E-Mail:
Steven Murray            [Redacted]
Malcolm Wood           [Redacted]
David Burns                [Redacted]
Kenneth Gilmour        [Redacted]
with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP
Commerce Court West
199 Bay Street, Suite 4000
Toronto, ON  M5L 1A9
Canada

Attention:                        Greg Frenette
Email:                         greg.frenette@blakes.com

(2)	if to Licensee, to:

The Manufacturers Life Insurance Company
200 Bloor Street East
Toronto, Ontario
M4W 1E5
Canada

E-Mail:
John Lyon                                       [Redacted]
Stephen Sigurdson                                [Redacted]

with a copy (which shall not constitute notice) to:

Osler, Hoskin & Harcourt LLP
1 First Canadian Place, Suite 6100
100 King Street West
Toronto, ON  M5X 1B8
Canada

Attention:                      Terrence R. Burgoyne
Email:                         tburgoyne@osler.com

(2)
Deemed Delivery of Notice.  Any such communication so given or made shall be deemed to have been given or made and to have been received on the day of delivery if delivered, or on the day of e-mailing, provided that such day in either event is a Business Day and the communication is so delivered, e-mailed or sent before 4:30 p.m. local time of the recipient on such day.  Otherwise, such communication shall be deemed to have been given and made and to have been received on the next following Business Day.  Any such communication sent by mail shall be deemed to have been given and made and to have been received on the fifth (5th) Business Day following the mailing thereof; provided however that no such communication shall be mailed during any actual or apprehended disruption of postal services.  Any such communication given or made in any other manner shall be deemed to have been given or made and to have been received only upon actual receipt.

(3)	Change of Address. Any Party may from time to time change its address under this Section 9.3 by notice to the other Party given in the manner provided by this Section 9.3.

9.4 Further Assurances.  Each Party shall from time to time promptly execute and deliver or cause to be executed and delivered, at the cost of the Party making the request,  all such further documents and instruments as are within its power and shall do or cause to be done all such further acts and things in connection with this Agreement that the other Party may reasonably request as being necessary to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement or any provision hereof.

9.5 Entire Agreement.  This Agreement (including the Schedules hereto), the Share Purchase Agreement and the Business Transfer Agreement, constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written pertaining to such subject matter.  There are no conditions, representations, warranties, obligations or other agreements between the Parties in connection with the subject matter of this Agreement (whether oral or written, express or implied, statutory or otherwise) except as explicitly set out in this Agreement.

9.6 Amendment.  No amendment of this Agreement shall be effective unless made in writing and signed by the Parties.

9.7 Waiver.  A waiver of any default, breach or non-compliance under this Agreement shall not be effective unless in writing and signed by the Party to be bound by the waiver.  No waiver shall be inferred from or implied by any failure to act or delay in acting by a Party in respect of any default, breach or non-observance or by anything done or omitted to be done by the other Party.  The waiver by a Party of any default, breach or non-compliance under this Agreement will not operate as a waiver of that Party’s rights under this Agreement in respect of any continuing or subsequent default, breach or non-observance (whether of the same or any other nature).

9.8 Severability.  Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of such prohibition or unenforceability and will be severed from the balance of this Agreement, all without affecting the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

9.9 Attornment.  Each Party agrees (i) that any action or proceeding relating to this Agreement may (but need not) be brought in any court of competent jurisdiction in the Province of Ontario, and for that purpose now irrevocably and unconditionally attorns and submits to the jurisdiction of such Ontario court; (ii) that it irrevocably waives any right to, and will not, oppose any such Ontario action or proceeding on any jurisdictional basis, including forum non conveniens; and (iii) not to oppose the enforcement against it in any other jurisdiction of any Order duly obtained from an Ontario court as contemplated by this Section 9.9.

9.10 Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in such Province and this Agreement shall be treated, in all respects, as an Ontario contract.

9.11 Successors and Assigns; Assignment.  This Agreement shall enure to the benefit of, and be binding on, the Parties and their respective successors and permitted assigns.  Licensee may not assign or transfer, whether absolutely, by way of security or otherwise, all or any part of its rights or obligations under this Agreement without the prior written consent of Licensor.  Licensor may assign or transfer all or any part of its rights or obligations hereunder to any assignee of the Trade-marks.

9.12 Third Party Beneficiaries. This Agreement is for the sole benefit of the Parties, and except as specifically provided for in this Agreement, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.13 Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed to be an original and both of which taken together shall be deemed to constitute one and the same instrument.  To evidence its execution of an original counterpart of this Agreement, a Party may send a copy of its original signature on the execution page hereof to the other Party by facsimile, e-mail in pdf format or by other electronic transmission and such transmission shall constitute delivery of an executed copy of this Agreement to the receiving Party.

[Signature page follows]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

STANDARD LIFE EMPLOYEE SERVICES LIMITED
By:
Name:
Title:
THE MANUFACTURERS LIFE INSURANCE COMPANY
By:
Name:
Title:

Schedule “A”

SLC Trade-marks

Trademark	App. or Reg. No.	Wares and Services	Owner
L’AVENIR EST LÀ & Design	App #: 1529996	Wares
(1) Printed publications; publicity and promotional material; books, picture books, magazines, periodicals and supplements; brochures and catalogues; fact sheets, pamphlets and leaflets; paper and paper articles; cardboard and cardboard articles; stationery, including pens, pencils, crayons, pencil cases, erasers, rulers, posters, markers, pencil sharpeners, pictures and prints, stickers, paperweights, diaries and calendars; all the aforesaid goods relating to or for the promotion of financial services.

Services
(1) Business services; business consultancy services; business management services; business information services; accounting and auditing services; tax and taxation planning; personnel services; personnel and human resources consultancy and information services; payroll processing services; computerised database management services; electronic data storage; data processing; provision and compilation of business information; business services relating to the provision of sponsorship; promotional services; advisory, consultancy and information services all relating to all the aforesaid services; all the aforesaid services including those provided online from a computer database or the Internet; Financial services; financial consultancy; asset management services; financial management and administration; financial sponsorship; financial analysis and evaluation; financial portfolio management services; provision of financial information; banking; investments; insurance; trust management, unit trust and mutual fund services, financial trusteeship, fund investment management; pension services; loan services, personal loan financing, arranging of loans; mortgage and mortgage broking services; real estate agency, real estate management and real estate leasing services; leasing of commercial properties; property and real estate financing and investment; property management and valuation; credit services; actuarial services; financial appraisal services; assurance services; actuarial services; underwriting services; insurance underwriting; insurance brokerage; risk assessment and risk consultancy and management services; advisory, consultancy and information services relating to all the aforesaid services; all the aforesaid services including those provided online from a computer database or the Internet; Computer programming services; computer consultancy services;
Standard Life Employee Services Limited

design of computer hardware; rental of computer hardware and computer software; leasing of access time to a computer database; all the aforesaid services being related to financial services; legal services; advisory, information and consultancy services all relating to the aforesaid services.
STANDARD LIFE L'AVENIR EST LÀ & Design	Reg # TMA880269	Wares
(1) Printed publications, namely newsletters, newspapers, newspaper supplements, news releases; publicity and promotional materials, namely press releases, downloadable multimedia news podcasts, downloadable multimedia news webcasts, electronic newsletters, promotional caps (headwear), promotional decals, promotional key chains, promotional t-shirts; books, picture books, magazines, periodicals and supplements; brochures and catalogues; fact sheets, pamphlets and leaflets; cardboard, cardboard boxes; stationery, namely pens, pencils, crayons, pencil cases, erasers, rulers, posters, markers, pencil sharpeners, pictures and prints, stickers, paperweights, diaries and calendars; all the aforesaid goods relating to or for the promotion of financial services.

Services
(1) Business services, namely, business administration services, business administration consulting services, business management services, business management consulting services, business planning; business management services; business information services in the field of financial investment and tax services; accounting and auditing services; tax and taxation planning; personnel services; personnel and human resources consultancy and information services; payroll processing services; computerised database management services; electronic data storage; data processing; provision and compilation of business information, namely financial reports and analysis into computer databases; business services in the field of the provision of sponsorships by arranging for businesses to affiliate wares and services with charitable organizations, events, and courses; promotional services, namely promoting the sale of wares and services through promotional contests; advisory, consultancy and information services all relating to all the aforesaid services; all the aforesaid services including those provided online from a computer database or the Internet; Financial services, namely financial securities brokerage services, financial clearinghouse services; financial investment services; financial management services; financial investment consultancy; financial management consultancy; asset management services; financial management and administration; financial sponsorship of cultural, sporting and fundraising events for others, namely theatrical, film, music and dance performances and festivals, and art and museum exhibitions; financial
Standard Life Employee Services Limited

analysis and evaluation; financial portfolio management services; provision of financial information; investment management and investment of funds for others; insurance; trust management, unit trust and mutual fund services, financial trusteeship, fund investment management; pension services; loan services, personal loan financing, arranging of loans; mortgage and mortgage broking services; real estate agency, real estate management and real estate leasing services; leasing of commercial properties; property and real estate financing and investment; property management and valuation; credit services; actuarial services; financial appraisal services; assurance services; actuarial services; underwriting services; insurance underwriting; insurance brokerage; risk assessment and risk consultancy and management services; advisory, consultancy and information services relating to all the aforesaid services; all the aforesaid services including those provided online from a computer database or the Internet; Computer programming services; computer consultancy services; design of computer hardware; rental of computer hardware and computer software; leasing of access time to a computer database in the fields of insurance, asset management, financial management and administration, credit services, assurance services, underwriting services, insurance brokerage services, and tax services; all the aforesaid services being related to financial services; advisory, information and consultancy services all relating to the aforesaid services.
STANDARD LIFE	Reg #: TMA328136	Services (1) Assurance.	Standard Life Employee Services Limited
STANDARD LIFE & Design	Reg #: TMA850175	Wares
(1) Printed publications, namely newsletters, newspapers, newspaper supplements, news releases; publicity and promotional materials, namely press releases, downloadable multimedia news podcasts, downloadable multimedia news webcasts, electronic newsletters, promotional caps (headwear), promotional decals, promotional key chains, promotional t-shirts; books, picture books, magazines, periodicals and supplements; brochures and catalogues; fact sheets, pamphlets and leaflets; cardboard, cardboard boxes; stationery, namely pens, pencils, crayons, pencil cases, erasers, rulers, posters, markers, pencil sharpeners, pictures and prints, stickers, paperweights, diaries and calendars; all the aforesaid goods relating to or for the promotion of financial services.

Services
(1) Business services, namely, business administration services, business administration consulting services, business management services, business management consulting services, business planning; business consultancy services; business management services;
Standard Life Employee Services Limited

business information services in the field of financial investment and tax services; accounting and auditing services; tax and taxation planning; personnel services; personnel and human resources consultancy and information services; payroll processing services; computerised database management services; electronic data storage; data processing; provision and compilation of business information, namely financial reports and analysis into computer databases; business services in the field of relating to the provision of sponsorships by arranging for businesses to affiliate wares and services with charitable organizations, events, and courses; promotional services, namely promoting the sale of wares and services through promotional contests; advisory, consultancy and information services all relating to all the aforesaid services; all the aforesaid services including those provided online from a computer database or the Internet; Financial services, namely financial securities brokerage services, financial clearinghouse services; financial consultancy; financial investment services; financial management services; financial investment consultancy; financial management consultancy; asset management services; financial management and administration; financial sponsorship of cultural, sporting and fundraising events for others, namely theatrical, film, music and dance performances and festivals, and art and museum exhibitions; financial analysis and evaluation; financial portfolio management services; provision of financial information; investment management and investment of funds for others; insurance; trust management, unit trust and mutual fund services, financial trusteeship, fund investment management; pension services; loan services, personal loan financing, arranging of loans; mortgage and mortgage broking services; real estate agency, real estate management and real estate leasing services; leasing of commercial properties; property and real estate financing and investment; property management and valuation; credit services; actuarial services; financial appraisal services; assurance services; actuarial services; underwriting services; insurance underwriting; insurance brokerage; risk assessment and risk consultancy and management services; advisory, consultancy and information services relating to all the aforesaid services; all the aforesaid services including those provided online from a computer database or the Internet; Computer programming services; computer consultancy services; design of computer hardware; rental of computer hardware and computer software; leasing of access time to a computer database in the fields of insurance, asset management, financial management and administration, credit services, assurance services, underwriting services, insurance brokerage services, and tax services; all the aforesaid services being related to financial services; advisory, information and consultancy services all relating to the aforesaid services.

STANDARD LIFE THE WAY FORWARD & Design	Reg #: TMA850174
Wares
(1) Printed publications, namely newsletters, newspapers, newspaper supplements, news releases; publicity and promotional materials, namely press releases, downloadable multimedia news podcasts, downloadable multimedia news webcasts, electronic newsletters, promotional caps (headwear), promotional decals, promotional key chains, promotional t-shirts; books, picture books, magazines, periodicals and supplements; brochures and catalogues; fact sheets, pamphlets and leaflets; cardboard, cardboard boxes; stationery, namely pens, pencils, crayons, pencil cases, erasers, rulers, posters, markers, pencil sharpeners, pictures and prints, stickers, paperweights, diaries and calendars; all the aforesaid goods relating to or for the promotion of financial services.

Services
(1) Business services, namely, business administration services, business administration consulting services, business management services, business management consulting services, business planning; business consultancy services; business management services; business information services in the field of financial investment and tax services; accounting and auditing services; tax and taxation planning; personnel services; personnel and human resources consultancy and information services; payroll processing services; computerised database management services; electronic data storage; data processing; provision and compilation of business information, namely financial reports and analysis into computer databases; business services in the field of relating to the provision of sponsorships by arranging for businesses to affiliate wares and services with charitable organizations, events, and courses; promotional services, namely promoting the sale of wares and services through promotional contests; advisory, consultancy and information services all relating to all the aforesaid services; all the aforesaid services including those provided online from a computer database or the Internet; Financial services, namely financial securities brokerage services, financial clearinghouse services; financial consultancy; financial investment services; financial management services; financial investment consultancy; financial management consultancy; asset management services; financial management and administration; financial sponsorship of cultural, sporting and fundraising events for others, namely theatrical, film, music and dance performances and festivals, and art and museum exhibitions; financial analysis and evaluation; financial portfolio management services; provision of financial information; investment management and investment of funds for others; insurance; trust management, unit trust and mutual fund services, financial trusteeship, fund investment management; pension services; loan services, personal
Standard Life Employee Services Limited

loan financing, arranging of loans; mortgage and mortgage broking services; real estate agency, real estate management and real estate leasing services; leasing of commercial properties; property and real estate financing and investment; property management and valuation; credit services; actuarial services; financial appraisal services; assurance services; actuarial services; underwriting services; insurance underwriting; insurance brokerage; risk assessment and risk consultancy and management services; advisory, consultancy and information services relating to all the aforesaid services; all the aforesaid services including those provided online from a computer database or the Internet; Computer programming services; computer consultancy services; design of computer hardware; rental of computer hardware and computer software; leasing of access time to a computer database in the fields of insurance, asset management, financial management and administration, credit services, assurance services, underwriting services, insurance brokerage services, and tax services; all the aforesaid services being related to financial services; advisory, information and consultancy services all relating to the aforesaid services.

Schedule “B”

SLI Trade-marks

Trademark	App. or Reg. No.	Wares and Services	Owner
STANDARD LIFE INVESTMENTS	Reg #: TMA552476
Services
(1) Financial services related to investments, investments trusts, unit trust, fund administration, corporate financing, stock brokerage and share underwriting pension services; mortgage services; life assurance and life insurance services; loans and credit services; banking services; real estate investment and management services; preparation of financial reports and analyses; financial research, information and advisory services related to all the aforesaid services.
Standard Life Employee Services Limited
STANDARD LIFE INVESTMENTS & DESIGN	Reg #: TMA861023
Services
(1) Financial services in the field of investment services, namely: portfolio management, administration, distribution of investment products, investments trusts, unit trust, fund administration, corporate financing, mortgage services; real estate investment and management services; preparation of financial reports and analyses; financial research, information and advisory services related to all the aforesaid services.
Standard Life Employee Services Limited
INVESTISSEMENTS STANDARD LIFE & DESIGN	Reg #: TMA861025
Services
(1) Financial services in the field of investment services, namely: portfolio management, administration, distribution of investment products, investments trusts, unit trust, fund administration, corporate financing, mortgage services; real estate investment and management services; preparation of financial reports and analyses; financial research, information and advisory services related to all the aforesaid services.
Standard Life Employee Services Limited
SLI	App #: 1626579
Wares
(1) Printed publications, namely newsletters, newspapers, newspaper supplements, news releases; publicity and promotional materials, namely press releases, downloadable multimedia news podcasts, downloadable multimedia news webcasts, electronic newsletters, promotional caps (headwear), promotional decals, promotional key chains, promotional t-shirts; books, picture books, magazines, periodicals; brochures and catalogues; fact sheets, pamphlets and leaflets; cardboard, cardboard boxes; stationery, namely pens, pencils, crayons, pencil cases, erasers, rulers, posters, markers, pencil sharpeners, pictures and prints, stickers, paperweights, diaries and calendars; client reports, presentations, requests for proposals (RFP's) and requests for information (RFI's); all the aforesaid goods relating to or for the promotion of financial services

Services
(1) Financial services in the field of investment services, namely: portfolio management, administration,
Standard Life Employee Services Limited

distribution of investment products, investments trusts, unit trust, fund administration, corporate financing, mortgage services; real estate investment and management services; preparation of financial reports and analyses; financial research, information and advisory services related to all the aforesaid services

Schedule “C”

Permitted Sublicensees

[Redacted]

Schedule “D”

Domain Names

[Redacted]

EXHIBIT 2.2

Closing Date Adjustment

The Closing Date Adjustment means an amount equal to:

(a)           the sum of (i) the aggregate amount of all contributions to capital made pursuant to a requirement of Applicable Law (whether or not in consideration for the issuance of shares, securities or equity interests, or as contributions to surplus – each, a “Contribution”) to the Transferred Entities by the Seller or any of its Affiliates (other than a Transferred Entity) between the date of the signing of the Agreement and the Closing Date, and (ii) the aggregate amount accrued on all Contributions calculated for each calendar day during the period commencing on the date of each Contribution to the Adjustment Date, obtained by multiplying the amount of each such Contribution by the Prime Rate plus two percent (2%), and thereafter dividing the product by 365;

minus

(b)           the sum of (i) the aggregate amount of all distributions (including dividends, returns of capital, proceeds of the redemption or repurchase of shares, or other distributions – each, a “Distribution”) made by the Transferred Entities that are distributed to the Seller or any of its Affiliates (other than a Transferred Entity) between the date of the signing of the Agreement and the Closing Date, and (ii) the aggregate amount accrued on all Distributions calculated for each calendar day during the period commencing on the date of each Distribution to the Adjustment Date, obtained by multiplying the amount of each such Distribution by the Prime Rate plus two percent (2%), and thereafter dividing the product by 365.